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Helicos BioSciences Corporation (A development stage company) INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 23, 2007

Registration No. 333-140973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 6
to
 FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HELICOS BIOSCIENCES CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation)	3826 (Primary Standard Industrial Classification Code Number)	05-0587367 (I.R.S. Employer Identification Number)
One Kendall Square Building 700 Cambridge, Massachusetts 02139 (617) 264-1800 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Stanley N. Lapidus President and Chief Executive Officer Helicos BioSciences Corporation One Kendall Square Building 700 Cambridge, Massachusetts 02139 (617) 264-1800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Lawrence S. Wittenberg, Esq. Edward A. King, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Mark C. Solakian, Esq. Vice President and Corporate Counsel Helicos BioSciences Corporation One Kendall Square Building 700 Cambridge, Massachusetts 02139 (617) 264-1800	Donald J. Murray, Esq. Eric W. Blanchard, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Subject To Completion MAY 23, 2007

5,400,000 Shares

Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering all of the 5,400,000 shares of our common stock offered by this prospectus. We expect the public offering price to be between $10.00 and $11.00 per share.

Certain of our existing stockholders have indicated an interest in purchasing at least $5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering or these stockholders and other stockholders could purchase additional shares in this offering.

Our common stock has been approved for quotation on the NASDAQ Global Market under the symbol "HLCS."

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 810,000 shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                  and our total proceeds, before expenses, will be $                  .

The underwriters are offering the common stock as set forth under "Underwriting." Delivery of the shares will be made on or about             , 2007.

UBS Investment Bank

JPMorgan
Leerink Swann & Company
Pacific Growth Equities, LLC

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Through and including             (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The names HeliScope, tSMS, True Single Molecule Sequencing and Virtual Terminator and our logo are trademarks or service marks of Helicos BioSciences Corporation. This prospectus also includes other registered and unregistered trademarks of Helicos BioSciences Corporation and other persons.

Unless the context otherwise requires, we use the terms "Helicos," "we," "us" and "our" in this prospectus to refer to Helicos BioSciences Corporation and its subsidiary.

i

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk factors" beginning on page 9, and the consolidated financial statements and notes to those consolidated financial statements, before making an investment decision.

OVERVIEW

Helicos BioSciences Corporation is a life sciences company focused on innovative genetic analysis technologies for the research, drug discovery and clinical diagnostics markets. We plan to launch our first commercial product, the HeliScope system, in the fourth quarter of 2007. This system is based on our proprietary True Single Molecule Sequencing, or tSMS, technology which enables rapid analysis of large quantities of genetic material by directly sequencing single molecules of DNA or single DNA copies of RNA. This approach differs from current methods of sequencing DNA because it analyzes individual molecules of DNA directly instead of analyzing a large number of copies of the molecule produced through complex sample preparation techniques. By enabling direct sequencing of single DNA molecules, we believe that our tSMS technology represents a fundamental breakthrough in genetic analysis.

We believe that our tSMS technology will represent the first comprehensive and universal solution for single molecule genetic analysis and that its adoption can expand the market for genetic analysis while dramatically lowering the cost of individual analyses. Our goal is to enable genetic analysis on an unprecedented scale by providing scientists and clinicians with the ability to compare genes and genomes from thousands of individuals. If we are successful in developing products based on our tSMS technology, the information generated from using those products may lead to improved drug therapies, personalized medical treatments and more accurate molecular diagnostics for cancer and other diseases.

Our HeliScope system is designed to obtain sequencing information by repetitively performing a cycle of biochemical reactions on individual DNA molecules and imaging the results after each cycle. The system consists of an instrument, associated reagents, which are chemicals used in the sequencing process, and disposable supplies. We have designed, assembled and are testing a prototype of the commercial version of our HeliScope system. We plan to launch the system through a specialized sales, marketing and service force.

The imaging capability of the HeliScope system is designed to accommodate performance beyond what is needed to meet the system's initial goals, providing the flexibility to introduce substantial throughput and cost improvements in the future without major changes to or replacement of the instrument. Based on the results we have obtained with development versions, we believe that the HeliScope system will ultimately enable the automated, parallel sequencing of billions of individual DNA molecules at orders of magnitude greater speed and lower cost than the current market-leading sequencing systems.

THE GENETIC ANALYSIS OPPORTUNITY

Most of the common diseases that account for significant morbidity and mortality, such as cancer, heart disease and diabetes, have complex genetic components that researchers are seeking to understand fully through genetic analysis. Genetic analysis generally focuses on determining the sequence of the bases within a nucleic acid molecule or the identity or quantity of a particular nucleic acid fragment within a given sample. Nucleic acids, such as DNA and RNA, are complex molecules composed of chemical building blocks, commonly referred to as bases, that convey genetic information. In the last 20 to 30 years, scientists have developed a variety of genetic analysis methods. These methods include: DNA sequencing to determine the order, or sequence, of the bases in a molecule of DNA; gene expression analysis to examine the RNA molecules that are made when a gene is activated or expressed; and genotyping to examine certain known variations in the DNA sequence of genes. In 2006, sales of systems, supplies and reagents for performing these genetic analysis methods represented an approximately $5 billion market worldwide according to Strategic Directions International.

Many scientists believe that a 10,000-fold decrease in the cost per base of reagents and supplies for DNA sequencing would enable unprecedented research and large-scale clinical and other scientific studies. Although DNA and RNA sequencing provide the most comprehensive genome-wide information, the limitations of current market-leading technologies for sequencing restrict their use in large-scale genetic analysis. In particular, the limitations of these technologies include:

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low throughput, as measured in bases sequenced per unit of time;

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lack of sensitivity, therefore requiring a large amount of genetic material to perform the analysis;

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high cost, reflecting the cost of both preparation and analysis of the sample; and

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difficulty of use, resulting from the complexity of the sample preparation and sequencing processes.

The prohibitive cost of high-volume sequencing has caused scientists to use other genetic analysis methods, such as gene expression analysis and genotyping, to examine discrete aspects of gene structure or function. While these methods address the cost limitations of sequencing, they provide only limited information. We are also aware of emerging technologies that seek to improve the speed and reduce the cost of sequencing. However, these emerging technologies may continue to be limited by the need for complex sample preparation procedures to obtain enough DNA for analysis.

For nearly 20 years, researchers have attempted without success to develop a single molecule sequencing technology that could address the limitations of conventional DNA sequencing methods. In 2003, one of our co-founders, Stephen Quake, DPhil, demonstrated, we believe for the first time, that sequence information could be obtained from single molecules of DNA. We have replicated and improved upon Professor Quake's approach to develop our tSMS technology. We are not aware of any company that has successfully developed a single molecule sequencing technology.

THE HELICOS SOLUTION

Our tSMS technology is a powerful new approach to the large-scale analysis of DNA and RNA. Our HeliScope system is designed to provide the following advantages over current market-leading sequencing technologies:

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Enhanced throughput. Initially, we expect the HeliScope system to achieve throughput of approximately 25 to 90 million analyzable bases per hour, depending on the application. This compares to a throughput of approximately 120,000 bases per hour for the current market-leading sequencing technologies based on their performance specifications. In addition, we have designed the imaging capability of the HeliScope system to accommodate a maximum throughput approaching one billion bases per hour. To achieve this additional increase in throughput, we will need to significantly improve the performance of the system's reagents, disposable supplies and image processing subsystem.

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Increased sensitivity. Our tSMS technology has the sensitivity to directly image and analyze single DNA molecules. Therefore, our HeliScope system will not require the sample preparation processes of existing sequencing technologies, which are costly, time-consuming and may introduce errors.

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Simplicity. Because the sample preparation process for genome sequencing using our HeliScope system involves only small quantities of reagents and a few simple steps, we believe that it will be less costly and time-consuming than the sample preparation processes used in current technologies.

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Lower cost. According to published price quotes from research core laboratories and other sequencing providers, the price of sequencing using current market-leading sequencing methods is approximately $3 per thousand bases of sequencing data. We believe that the largest genome sequencing centers charge approximately $1 per thousand bases. In large scale studies, we expect that our initial HeliScope system will enable users to generate sequencing information at a cost per thousand bases for reagents and supplies that is more than 100 fold lower. We are planning future improvements, some of which are under way, that are designed to achieve a further per base cost reduction of approximately 100-fold without requiring major modifications to the instrument. These improvements relate to enhancing the performance of the system's reagents and disposable supplies and improving fluid handling to decrease reagent consumption.

If we successfully commercialize our HeliScope system and achieve the anticipated improvements in throughput and cost, we believe that the system may be used not just for DNA sequencing, but also as a universal method of genetic analysis, potentially replacing existing methods of gene expression analysis and genotyping. Moreover, we believe it would have the potential to enable genetic analyses on a scope and scale not currently practical with existing technologies. This would meaningfully expand the potential market for the HeliScope system beyond the current DNA sequencing market.

OUR TECHNOLOGY AND PRODUCT

Our tSMS technology enables the simultaneous sequencing of large numbers of strands of single DNA molecules. The first step of our single molecule sequencing approach is to cut, or shear, a sample of DNA into relatively small fragments. The double helix of each fragment is then separated into its two complementary strands. Each strand is used as a template for synthesis of a new complementary strand. This is accomplished through a series of biochemical reactions in which each of the four bases are successively introduced. If the introduced base is complementary to the next base in the template, it will be added to the new strand. Each of the added bases is tagged with a fluorescent dye, which is illuminated, imaged and then removed. The sequence of each new DNA strand is determined by collating the images of the illuminated bases. The raw sequencing data is then analyzed by computer algorithms.

Harnessing the potential of our tSMS technology, the HeliScope system is designed to offer scaleable, cost-effective, high-throughput genetic analysis. The HeliScope system consists of the following components:

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Instrument. The instrument component of the HeliScope system consists of a high-speed mechanical stage, a laser illumination subsystem, an image acquisition subsystem, a fluid handling subsystem and computer subsystems that control and analyze the sequencing reactions.

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Consumable reagents. The biochemical sequencing reactions that occur in the HeliScope system involve the use of a proprietary formulation of a DNA polymerase enzyme, our proprietary fluorescently tagged bases and our proprietary imaging reagents.

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Disposable supplies. The disposable supplies, which comprise flow cells, have a proprietary surface coating with the chemical and optical properties needed for single molecule sequencing.

To operate the instrument, a user loads a prepared sample of DNA onto our flow cell, places the flow cell on the mechanical stage and inserts our consumable reagent pack into the fluid handling system. From that point onward, all sequencing reactions are conducted automatically by the instrument. After each base is added, the mechanical stage moves the flow cells under a microscope lens. As a laser illuminates the fluorescent tags of the bases, a camera images the flow cells through the microscope lens. The instrument's computer system assembles and analyzes the images of the fluorescent bases to determine the sequence of the bases.

We have designed the HeliScope system to integrate easily into the laboratory environment and workflow of our customers. Its open architecture will enable our customers to design their own applications and customized protocols, tailored to their particular needs. We anticipate that the primary applications for large-scale genetic analysis, which we expect our HeliScope system to facilitate, will include disease association studies, cancer research, pharmaceutical research and development, infectious and autoimmune diseases research, clinical diagnostics and agricultural studies.

We have designed, assembled and are testing a prototype of the HeliScope system that incorporates the critical subassemblies necessary for commercial shipment. Each of the subassemblies included in the prototype that are key to performing genetic analysis at the rate expected at commercial launch has been tested and is expected to meet the performance specifications for our first commercial applications. Prior to commercial launch, we must show that the subassemblies operate successfully together to attain the functionality we will require for the launch. That work is ongoing and we expect it to be completed in time to ship our first commercial unit during the fourth quarter of 2007.

OUR STRATEGY

Our goal is to become the leading global provider of high-throughput genetic analysis systems. To achieve this objective, we intend to:

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define the future of genetic analysis based on single molecule sequencing;

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penetrate the genetic analysis market through an initial set of key early adopter customers;

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create a specialized sales, marketing and service force focused on customers interested in large scale genetic analysis applications;

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generate a recurring revenue stream through the sale of proprietary reagents and disposable supplies;

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continually enhance product performance to increase both market share and market size;

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apply our tSMS technology to enable future molecular diagnostic applications; and

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apply our tSMS technology in other key areas of biology.

RISKS AFFECTING US

You should carefully consider the matters discussed in the section "Risk factors" beginning on page 9, including the following, before you invest in our stock. For example:

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we have not assembled or tested a commercial version of the HeliScope system and have not yet sold any of these systems;

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we have a limited operating history and a history of operating losses, expect to continue to incur substantial losses and might never achieve or maintain profitability; and

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we have no experience in manufacturing or sales and only limited experience in marketing and, therefore, we may be unable to successfully commercialize our HeliScope system.

CORPORATE INFORMATION

We were incorporated in Delaware in May 2003 under the name RareEvent Medical Corporation. In 2003, our scientific founder, Professor Stephen Quake, who was then at the California Institute of Technology, demonstrated that sequence information could be obtained from a single strand of DNA. Shortly thereafter, Noubar Afeyan, Chief Executive Officer of Flagship Ventures, and Stanley Lapidus, then a Venture Partner at Flagship Ventures, met with Professor Quake and agreed to found a company to develop and commercialize technology based on Professor Quake's single molecule approach. Combining the experience of Professor Quake in single molecule methods, Dr. Afeyan in sequencing technology and life sciences businesses, and Mr. Lapidus in diagnostics and entrepreneurship, the company, which was renamed Newco LS6, Inc. in September 2003 and ultimately Helicos BioSciences Corporation in November 2003, focused exclusively on the technical and commercial development of technology based on Professor Quake's approach. Professor Eric Lander, Director of the Broad Institute of MIT and Harvard, and a leader in the DNA sequencing field, provided helpful guidance and advice during the founding stages of the company.

Our corporate headquarters are located at One Kendall Square, Building 700, Cambridge, MA 02139, and our telephone number is (617) 264-1800. Our website address is www.helicosbio.com. The information on, or that can be accessed through, our website is not part of this prospectus.

The offering

Common stock we are offering	5,400,000 shares
Common stock to be outstanding after this offering	20,519,975 shares
Use of proceeds after expenses
We expect to receive net proceeds from the offering of approximately $50.2 million based on an assumed initial public offering price of $10.50 per share, the midpoint of the price range on the cover of this prospectus. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including: approximately $20 million to finance ongoing research and development; approximately $10 million to fund the recruitment of our specialized sales, marketing and service force and marketing initiatives and approximately $10 million to fund start-up manufacturing expenses associated with the commercial version of our HeliScope System. See "Use of proceeds" for more information.
Risk factors	You should read the "Risk factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	HLCS

The number of shares of our common stock to be outstanding following this offering and after giving effect to the adjustments below is based on and assumes 15,119,975 shares of our common stock outstanding as of March 31, 2007 and excludes:

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1,219,870 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $6.03 per share;

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1,685,934 shares of common stock reserved for future issuance under our equity incentive plan;

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277,777 shares of common stock reserved for future issuance as a charitable contribution to the Broad Institute of MIT and Harvard; and

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18,040 shares of common stock issuable upon the exercise of redeemable convertible preferred stock warrants at an as-converted to common stock price exercise price of $5.805 per share.

Unless otherwise indicated, the share information in this prospectus is as of March 31, 2007 and has been adjusted to reflect or assume the following:

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the conversion of all outstanding shares of our redeemable convertible preferred stock into 13,153,293 shares of common stock;

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a 1 for 4.5 reverse stock split of our common stock which became effective on May 7, 2007;

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the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws in connection with the consummation of this offering; and

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no exercise of the underwriters' over-allotment option.

Summary consolidated financial data

The tables below summarize our financial data as of the date and for the periods indicated. You should read the following information together with the more detailed information contained in "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Period from May 9, 2003 (date of inception) through December 31, 2003						Period from May 9, 2003 (date of inception) through March 31, 2007
		Year ended December 31,			Three months ended March 31,
Consolidated statement of operations data:
		2004	2005	2006	2006	2007

					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Grant revenue	$—	$—	$—	$159	$—	$92	$251
Operating expenses:
Research and development	—	4,194	8,411	14,382	2,601	5,385	32,372
General and administrative	553	3,164	2,870	6,917	1,034	3,251	16,755

Total operating expenses	553	7,358	11,281	21,299	3,635	8,636	49,127

Operating loss	(553)	(7,358)	(11,281)	(21,140)	(3,635)	(8,544)	(48,876)
Interest income	6	294	363	766	130	267	1,696
Interest expense	—	—	—	(206)	—	(73)	(279)

Net loss	(547)	(7,064)	(10,918)	(20,580)	(3,505)	(8,350)	(47,459)
Beneficial conversion feature related to Series B redeemable convertible preferred stock	—	—	—	—	—	(18,140)	(18,140)

Net loss attributable to common stockholders	$(547)	$(7,064)	$(10,918)	$(20,580)	$(3,505)	$(26,490)	$(65,599)

Net loss attributable to common stockholders, per share—basic and diluted(1)	$(25.20)	$(15.48)	$(12.62)	$(16.35)	$(3.22)	$(17.90)

Weighted average number of shares used in computation—basic and diluted(1)	21,707	456,256	865,355	1,258,438	1,087,438	1,480,130

Pro forma net loss attributable to common stockholders, per share—basic and diluted (unaudited)(1)				$(1.98)		$(1.90)

Weighted average number of shares used in pro forma computation—basic and diluted (unaudited)(1)				10,409,524		13,906,082

(1)
Please see Notes 2 and 4 to the notes to our audited consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss per share, the pro forma basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

The table below summarizes our consolidated balance sheet as of March 31, 2007:

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on an actual basis; and

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on a pro forma as adjusted basis to reflect the sale of 5,400,000 shares of common stock that we are offering at an assumed initial public offering price of $10.50 per share, the application of the estimated net proceeds therefrom as described in "Use of proceeds," the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock and the conversion of the redeemable convertible preferred stock warrants into common stock warrants.

	As of March 31, 2007
Consolidated balance sheet data:	Actual	Pro forma as adjusted(1)

Cash, cash equivalents and short-term investments	$22,760	72,991
Working capital	20,718	70,949
Total assets	27,161	77,392
Long-term debt, net of current portion	1,610	1,610
Redeemable convertible preferred stock warrants	202	—
Redeemable convertible preferred stock	66,755	—
Deficit accumulated during development stage	(65,599)	(65,599)
Total stockholders' equity (deficit)	(44,961)	72,227

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $10.50 per share would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total stockholders' equity (deficit) by approximately $5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before making an investment decision. If any of the following risks or uncertainties actually occurs, our business, financial condition or operating results could materially suffer. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have not yet assembled or tested our first commercial product, the HeliScope system, and have not yet sold any of these systems. We may not be able to successfully complete the manufacturing process and commercialize the HeliScope system, in which event our business would be materially harmed.

To commercialize our HeliScope system, we need to complete the assembly, testing and performance validation of the system and take other steps to prepare for the commercial scale manufacture of the system, including the development of manufacturing documentation and the development and implementation of quality assurance and quality control procedures. We also need to manufacture the proprietary reagents and disposable supplies that are part of the system or have them manufactured for us by third parties. If we are unable to successfully complete these tasks, we may not be able to commercialize our HeliScope system in a timely manner, or at all, which would materially harm our business. In addition, although we believe that we have already incurred the substantial majority of the costs related to the development of the initial version of our HeliScope system for commerical launch later this year, if we experience unanticipated delays or problems, these costs could substantially increase, which would materially harm our business.

We have a history of operating losses, expect to continue to incur substantial losses, and might never achieve or maintain profitability.

We are a development-stage company with limited operating history. We have incurred significant losses in each fiscal year since our inception, including net losses of $10.9 million and $20.6 million in the years ended December 31, 2005 and 2006, respectively. As of March 31, 2007, we had an accumulated deficit of $65.6 million. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. In 2006, we used cash in operating activities of $16.5 million and had capital expenditures totaling $2.8 million. In the first quarter of 2007, we used cash in operating activities of $7.6 million and had capital expenditures totaling $0.5 million. We expect our cash expenditures to increase significantly in the near term. For instance, we anticipate the following expenditures within the next 12 months:

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approximately $20 million to finance ongoing research and development in connection with the HeliScope system and our tSMS technology;

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approximately $10 million to fund the recruitment of our specialized sales, marketing and service force and marketing initiatives in connection with the initial product launch of the HeliScope system; and

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approximately $10 million to fund the start-up manufacturing expenses associated with the commercial version of our HeliScope system, including assembling, testing and validating the performance of the HeliScope system, as well as recruiting manufacturing personnel, purchasing tooling and building inventory for the product launch.

Accordingly, we will need to generate significant revenue to achieve profitability. While we expect to begin commercial shipments of our products in the fourth quarter of 2007, because our products will be subject to acceptance testing by our customers we do not expect to have any recognizable revenue from the sales of our instruments until at least 2008. We currently do not have any orders for the HeliScope system. Moreover, even after we begin selling our products, we expect our losses to continue as a result of ongoing research and development expenses, as well as increased manufacturing, sales and marketing expenses. These losses, among other things, have had and will continue to have an adverse effect on our working capital, total assets and stockholders' equity. Because of the numerous risks and uncertainties associated with our product development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, the market value of our common stock will decline.

If our technology fails to achieve and sustain sufficient market acceptance, we will not generate expected revenue.

Our success depends, in part, on our ability to develop products that displace current technology, as well as expand the market for genetic analysis to include new applications that are not practical with current technology. To accomplish this, we must develop and successfully commercialize our HeliScope system for use in a variety of life science applications. These markets are new and emerging and there can be no assurances that they will develop as quickly as we expect or that they will reach their full potential. There is no guarantee, even if our technology is able to successfully reduce the cost and improve the performance of genetic analysis relative to existing products, that we will be able to induce customers with installed bases of conventional genetic analysis instruments to purchase our systems or to expand the market for genetic analysis to include new applications. Even if we are able to successfully implement our technology, we may fail to achieve or sustain market acceptance of our HeliScope system by academic and government research laboratories and pharmaceutical, biotechnology and agriculture companies, among others, across the full range of our intended life science applications. Any such failure would materially harm our future sales and revenue. In addition, while we have not yet established a selling price for the HeliScope system, the price of the HeliScope instrument is likely to be significantly greater than the instrument cost of current market-leading sequencers, which may adversely affect our ability to penetrate or grow the market for genetic analysis. In addition, if our products are only utilized as a replacement for existing DNA sequencing technology, we may face a much smaller market than we currently anticipate.

In addition, we are aware of other companies that have developed, or are developing, emerging sequencing technologies. Even if our product demonstrates dramatic cost and throughput improvements over current market-leading technologies, we may fail to achieve market acceptance due to adoption of those emerging technologies by our potential customers, thereby reducing our market opportunity.

We have no experience in selling and limited experience in marketing and, as a result, may be unable to successfully commercialize our HeliScope system.

We have no sales experience and limited marketing experience. Our ability to achieve profitability depends on attracting customers for our HeliScope system. Although members of our sales and marketing team have considerable industry experience and have engaged in pre-launch marketing activities for our HeliScope system, we must expand our sales, marketing, distribution and customer support capabilities and develop a specialized sales, marketing and service force with the appropriate technical expertise to market our system. We plan to initially establish a specialized sales, marketing and service force of approximately 20 people. We currently do not have any sales representatives, however, and therefore have limited sales and marketing infrastructure. To successfully perform sales, marketing, distribution and customer support functions ourselves, we will face a number of risks, including:

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our ability to attract and retain the specialized sales, marketing and service force necessary to commercialize and gain market acceptance for our technology;

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the time and cost of establishing a specialized sales, marketing and service force for a particular application, which might not be justifiable by the revenues generated by our technology; and

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the ability of our specialized sales, marketing and service force to initiate and execute successful commercialization activities.

We anticipate spending approximately $10 million for the recruitment of our specialized sales, marketing and service force and marketing initiatives in connection with the initial product launch of our HeliScope system. In addition, we may seek to enlist one or more third parties to assist with sales, distribution and customer support globally or in certain regions of the world. There is no guarantee, if we do seek to enter into such arrangements, that we will be successful in attracting desirable sales and distribution partners, or that we will be able to enter into such arrangements on favorable terms. If our sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, our technologies and products may not gain market acceptance, which could materially impact our business operations.

If we are unable to timely establish manufacturing capacity by ourselves or with partners, commercialization of our products would be delayed, which could result in lost revenues and harm our business.

To commercialize our HeliScope system, we need to either build internal manufacturing capacity or contract with one or more manufacturing partners, or both. We currently intend to use a combination of outsourced and internal manufacturing resources. We have not manufactured on a commercial scale any instruments, reagents or disposable supplies. We may encounter difficulties in manufacturing our products and, due to the complexity of our technology and our manufacturing process, we cannot be sure we fully understand all of the factors that affect our manufacturing processes or product performance. There is no assurance that we will be able to build manufacturing capacity internally or find one or more suitable manufacturing partners, or both, to meet the volume and quality requirements necessary to be successful in the market. Manufacturing and product quality issues may arise as we increase production rates of our HeliScope system and associated proprietary reagents and disposable supplies. If our products do not consistently meet our customers' performance expectations, we may be unable to generate sufficient revenues to become profitable. Any delay in establishing or inability to expand our manufacturing capacity could delay our ability to develop or sell our products, which could result in lost revenue and seriously harm our business, financial condition and results of operations.

Future product sales will depend, in part, on research and development spending levels of academic, clinical and governmental research institutions and pharmaceutical, biotechnology and agriculture companies, and any reduction in such spending levels could limit our ability to sell our product.

We expect that our revenues in the foreseeable future will be derived primarily from sales of instruments, reagents and disposable supplies to a relatively small number of academic, clinical, governmental and other research institutions and pharmaceutical, biotechnology and agriculture companies that conduct large-scale genetic analyses. Our success will depend upon their demand for and use of our products. Accordingly, the spending policies of these customers could have a significant effect on the demand for our technology. These policies are based on a wide variety of factors, including the resources available to make purchases, the spending priorities among various types of equipment, policies regarding spending during recessionary periods and changes in the political climate. In addition, academic, governmental and other research institutions that fund research and development activities may be subject to stringent budgetary constraints that could result in spending reductions, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers to purchase our system. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by these customers. For example, reductions in capital expenditures by these customers may result in lower than expected instrument sales and similarly, reductions in operating expenditures by these customers could result in lower than expected sales of reagents and disposable supplies. These reductions and delays may result from factors that are not within our control, such as:

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changes in economic conditions;

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changes in government programs that provide funding to research institutions and companies;

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changes in the regulatory environment affecting life sciences companies and life sciences research;

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market-driven pressures on companies to consolidate and reduce costs; and

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other factors affecting research and development spending.

Any decrease in our customers' budgets or expenditures or in the size, scope or frequency of capital or operating expenditures as a result of the foregoing or other factors could materially adversely affect our operations or financial condition.

If the suppliers we rely on fail to supply the materials we use in the manufacturing of our products, we might be unable to satisfy product demand, which would negatively affect our business.

Some components used in the manufacturing of our HeliScope system and certain raw materials used in the manufacturing of our reagents and disposable supplies are available from only a few suppliers. We acquire some of these components and raw materials on a purchase-order basis, which means that the supplier is not required to supply us with specified quantities of these components or raw materials over a certain period of time or to set aside part of its inventory for our anticipated requirements. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to manufacture and sell our HeliScope system and associated reagents and disposable supplies in a timely fashion or in sufficient quantities or under acceptable terms. Additionally, for certain of these components and raw materials, we currently purchase from sole-source suppliers and have not yet arranged for alternative suppliers. It might be difficult to find alternative suppliers in a timely manner and on terms acceptable to us. Consequently, as we begin our commercialization efforts, if we do not forecast properly, or if our suppliers are unable or unwilling to supply us in sufficient quantities or on commercially acceptable terms, we might not have access to sufficient quantities of these materials on a timely basis and might not be able to satisfy product demand. Moreover, if any of these components and raw materials becomes unavailable in the marketplace, we will be forced to further develop our technologies to incorporate alternate components or raw materials.

Our inability to continually enhance our product performance, including our planned improvements to the HeliScope system, to keep pace with rapidly changing technology and customer requirements could adversely affect our ability to compete effectively.

The success of any products utilizing our tSMS technology will depend on our ability to continue to increase the performance and decrease the price of sequencing using this technology. New technologies, techniques or products could emerge which might allow the analysis of genomic information with similar or better price-performance than our HeliScope system and could exert pricing pressures on or take market share from our products. It is critical to our success for us to anticipate changes in technology and customer requirements and to successfully introduce new, enhanced and competitive technology to meet our customers' and prospective customers' needs on a timely basis. While we have planned substantial improvements to the HeliScope system, including enhancing the performance of the system's reagents and disposable supplies and imaging processing subsystem and reducing the consumption of reagents, we may not be able to successfully implement these improvements. Even if we successfully implement some or all of these planned improvements, we could incur substantial development costs. We may not have adequate resources available to develop new technologies or be able to successfully introduce enhancements to our system. There can be no guarantee that we will be able to maintain technological advantages over emerging technologies in the future, and we will need to respond to technological innovation in a rapidly changing industry. If we fail to keep pace with emerging technologies, our system will become uncompetitive, our market share will decline and our business, revenue, financial condition and operating results could suffer materially.

We operate in a highly competitive industry and if we are not able to compete effectively, our business and operating results will be harmed.

Some of our current competitors, as well as many of our potential competitors, have greater name recognition, more substantial intellectual property portfolios, longer operating histories, significantly greater resources to invest in new technologies and more substantial experience in new product development, regulatory expertise, manufacturing capabilities and the distribution channels to deliver products to customers than we do. For example, companies such as Affymetrix, Inc., Agilent Technologies, the Applied Biosystems division of Applera Corporation, GE Healthcare (through its acquisition of Amersham Biosciences), Illumina, Inc., Solexa, Inc. (recently acquired by Illumina, Inc.) and Roche Applied Science (in partnership with 454 Life Sciences, which Roche recently agreed to acquire) have products for genetic analysis which compete in certain segments of the market in which we plan to sell our HeliScope system. For example, Illumina recently introduced a next generation DNA sequencing system to the market, against which we expect our HeliScope system will directly compete. Pharmaceutical and biotechnology companies have significant needs for genomic information and may also choose to develop or acquire competing technologies to meet these needs. In addition, a number of other companies and academic groups are in the process of developing novel techniques for genetic analysis, many of which have also received grants from the National Human Genome Research Institute, a branch of the National Institutes of Health, for the development of technologies that can achieve substantially lower costs, referred to as a "$100,000 genome" or a "$1,000 genome." These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Further, in light of these advantages, even if our technology is more effective than the product or service offerings of our competitors, current or potential customers might accept competitive products and services in lieu of purchasing our technology. We may not be able to compete effectively against these organizations. Increased competition is likely to result in pricing pressures, which could harm our sales, profitability or market share. Our failure to compete effectively could materially adversely affect our business, financial condition or results of operations.

In addition, to the extent that, in the long term, we commercialize any products utilizing our tSMS technology for use in future life science applications, such as clinical diagnostic or protein analysis applications, we will face additional competition. In the event that we develop new technology and products that compete with existing technology and products of well established companies, the marketplace might not adopt our technology and products.

Failure to manage our rapid growth effectively could harm our business.

We will need to add a significant number of new personnel and expand our capabilities to successfully pursue our commercialization strategy for our HeliScope system as well as our research and development efforts. To manage our anticipated future growth effectively, we must enhance our manufacturing capabilities and operations, information technology infrastructure, and financial and accounting systems and controls. For instance, certain aspects of our operations, such as our manufacturing capabilities, must be scaled up to increase the number of HeliScope systems we can manufacture per quarter. We also must attract, train and retain a significant number of qualified sales, marketing and service personnel, engineers, scientists and other technical personnel and management personnel. Our failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition. Organizational growth and scale-up of operations could strain our existing managerial, operational, financial and other resources. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new products or enhancements. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could grow more slowly than expected and we may not be able to achieve our research and development and commercialization goals.

Our business could be harmed if we are not successful in entering into large contracts for the sale and installation of our HeliScope systems.

Our business may depend upon securing and maintaining large contracts for the sale and installation of our HeliScope systems to a limited number of customers each year. We expect the sales cycle for these large contracts to be longer than for other contracts because we will need to educate potential customers regarding the benefits of our system to a variety of constituencies within such customer organizations. Moreover, even after a purchase decision is made, these contracts may be delayed by factors outside our control, including financial and budget constraints of the customers purchasing our product. Accordingly, we may expend substantial funds and management effort with no assurance that an agreement will be reached with a potential customer. Our business, results of operations and financial condition could be materially adversely affected if we are unable to obtain major contracts for the sale and installation of our HeliScope systems, or if we experience delays in the performance of such contracts.

We expect that our sales cycle will be lengthy and unpredictable, which will make it difficult for us to forecast revenue and increase the magnitude of quarterly fluctuations in our operating results.

Potential customers for our HeliScope system typically commit significant resources to evaluate genetic analysis technologies. The complexity of our product will require us to spend substantial time and effort to assist potential customers in evaluating our HeliScope system and in benchmarking it against available technologies. Because our HeliScope system requires a significant investment of time and cost by our customers, we must target those senior managers within the customer's organization who are able to make these decisions on behalf of such organizations. We may face difficulty identifying and establishing contact with such decision makers. Even after initial acceptance, the negotiation and documentation processes can be lengthy. We expect our sales cycle to typically range between six and twelve months, but it may be longer. Any delay in completing sales in a particular quarter could cause our operating results to fall below expectations.

Our customers may purchase replacements for the reagents and disposable supplies that are a part of our HeliScope system from third parties or discover a method that allows them to use less than the expected amounts of such products, which could materially and adversely affect our revenues.

The success of our business depends, in part, on the recurring sales of the proprietary reagents and disposable supplies for our system. Because we have not yet commercialized our HeliScope system, we do not have the experience to predict the percentage of our revenues that we will derive from sales of proprietary reagents and disposable supplies. Nevertheless, we expect such sales to represent a material source of our future revenues. Our customers or competitors could potentially produce reagents and disposable supplies that are compatible with our HeliScope system at a lower cost, which could exert pricing pressures on, or take market share from, our reagents and disposable supplies. Similarly, our customers or competitors may discover a method of utilizing smaller quantities of our proprietary reagents and disposable supplies while achieving satisfactory results, which could reduce the amount of reagents and supplies we are able to sell. In either case, there could be a material adverse effect on our revenues and harm to our business, financial condition and results of operations.

If we are unable to recruit and retain key executives and scientists, we may be unable to achieve our goals.

We are substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly Stanley N. Lapidus, our President and Chief Executive Officer, J. William Efcavitch, PhD, our Senior Vice President of Product Research and Development and Stephen J. Lombardi, our Executive Vice President and Chief Operating Officer. We do not maintain employment contracts with any of our employees. The loss of the services of any member of our senior management or our scientific or technical staff may significantly delay or prevent the development of our products and other business objectives by diverting management's attention to transition matters and identification of suitable replacements, if any, and could have a material adverse effect on our business, operating results and financial condition. We do not maintain key man life insurance on any of our employees other than Stanley N. Lapidus.

In addition, our product development and marketing efforts could be delayed or curtailed if we are unable to attract, train and retain highly skilled employees and scientific advisors, particularly our management team, senior scientists and engineers and sales, marketing and service personnel. To expand our research, product development and sales efforts we need additional people skilled in areas such as bioinformatics, organic chemistry, information services, manufacturing, sales, marketing and technical support. Because of the complex and technical nature of our system and the dynamic market in which we compete, any failure to attract and retain a sufficient number of qualified employees could materially harm our ability to develop and commercialize our technology. Competition for these people is intense. Further, our inability to attract, train and retain sales, marketing and service personnel could have a material adverse affect on our ability to generate sales or successfully commercialize our technology. Each of our executive officers and other key employees could terminate his or her relationship with us at any time. The loss of any of these persons' expertise would be difficult to replace and could have a material adverse effect on our ability to achieve our business goals. There can be no assurance that we will be successful in hiring or retaining qualified personnel and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Ethical, legal and social concerns surrounding the use of genetic information could reduce demand for our technology.

One of the potential uses for our product is genetic testing for predisposition to certain conditions. Genetic testing has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse to use genetics tests even if permissible. These and other ethical, legal and social concerns about genetic testing may limit market acceptance of our technology for certain applications or reduce the potential markets for our technology, either of which could have a material adverse effect on our business, financial condition and results of operations.

Our products could in the future be subject to regulation by the U.S. Food and Drug Administration or other regulatory agencies, which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations.

Our products are not currently subject to U.S. Food and Drug Administration, or FDA, clearance or approval. However, in the future, certain of our products or related applications could be subject to FDA regulation, the FDA's regulatory jurisdiction could be expanded to include our products, or both. Even where a product is exempted from FDA clearance or approval, the FDA may impose restrictions as to the types of customers to which we can market and sell our products. Such regulation and restrictions may materially and adversely affect our business, financial condition and results of operations.

Laws and regulations are also in effect in many countries that could affect our products. The number and scope of these requirements are increasing. We may not be able to obtain regulatory approvals in such countries or may incur significant costs in obtaining or maintaining our foreign regulatory approvals. In addition, the export by us of certain of our products which have not yet been cleared for domestic commercial distribution may be subject to FDA or other export restrictions.

Our products could have unknown defects or errors, which may give rise to claims against us or divert application of our resources from other purposes.

Any product utilizing our tSMS technology will be complex and may develop or contain undetected defects or errors. We cannot assure you that a material performance problem will not arise. Despite testing, defects or errors may arise in our system, which could result in a failure to achieve market acceptance or expansion, diversion of development resources, injury to our reputation and increased service and maintenance costs. Defects or errors in our products might also discourage customers from purchasing our system. The costs incurred in correcting any defects or errors may be substantial and could adversely affect our operating margins. In addition, such defects or errors could lead to the filing of product liability claims, which could be costly and time-consuming to defend and result in substantial damages. Although we plan to obtain product liability insurance prior to the commercial launch of our HeliScope system, any future product liability insurance that we procure may not protect our assets from the financial impact of a product liability claim. Moreover, we may not be able to obtain adequate insurance coverage on acceptable terms. Any insurance that we do obtain will be subject to deductibles and coverage limits. A product liability claim could have a serious adverse effect on our business, financial condition and results of operations.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes- Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing in 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We currently do not have an internal audit group and we will evaluate the need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ

Global Market, the Securities and Exchange Commission or other regulatory authorities, which would require additional financial and management resources.

We may need to raise additional funding, which may not be available on favorable terms, if at all, or without dilution to our stockholders. If we do not raise any necessary funds, we may need to cut back or terminate some or all aspects of our operations which could materially adversely affect our business prospects.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and investment balances, and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements through the end of 2008. Because our HeliScope system is complex and will be new to the market and involve significant capital expenditures by customers and a long sales cycle, it is very difficult to predict the actual rate of product sales. We may need additional financing to execute on our current or future business strategies. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercialization, manufacturing and research, development activities. The amount of additional capital we may need to raise depends on many factors, including:

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the level of research and development investment required to maintain and improve our technology position;

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the amount and growth rate of our revenues;

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changes in product development plans needed to address any difficulties in manufacturing or commercializing our HeliScope system and enhancements to our system;

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the costs of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

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competing technological and market developments;

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our need or decision to acquire or license complementary technologies or acquire complementary businesses; and

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changes in regulatory policies or laws that affect our operations.

We cannot be certain that additional capital will be available when and as needed or that our actual cash requirements will not be greater than anticipated. If we require additional capital at a time when investment in biotechnology or life sciences companies or in the marketplace in general is limited due to the then prevailing market or other conditions, we may not be able to raise such funds at the time that we desire or any time thereafter. In addition, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If we obtain additional debt financing, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, and the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or products, or grant licenses on terms that are not favorable to us. If we are unable to obtain financing on terms favorable to us, we may be unable to execute our business plan and we may be required to cease or reduce development or commercialization of our technology, sell some of all of our technology or assets or merge with another entity.

We use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials. We do not currently maintain separate environmental liability coverage. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

Because we are subject to existing and potential additional governmental regulation, we may become subject to burdens on our operations, and the markets for our products may be narrowed.

We are subject, both directly and indirectly, to the adverse impact of existing and potential future government regulation of our operations and markets. For example, export of our instruments, is subject to strict regulatory control in a number of jurisdictions. The failure to satisfy export control criteria or obtain necessary clearances could delay or prevent shipment of products, which could adversely affect our revenues and profitability. Moreover, the life sciences industry, which is the market for our technology, has historically been heavily regulated. There are, for example, laws in several jurisdictions restricting research in genetic engineering, which can operate to narrow our markets. Given the evolving nature of this industry, legislative bodies or regulatory authorities may adopt additional regulation that adversely affects our market opportunities. Additionally, if ethical and other concerns surrounding the use of genetic information, diagnostics or therapies become widespread, we may have less demand for our products. Our business is also directly affected by a wide variety of government regulations applicable to business enterprises generally and to companies operating in the life science industry in particular. Failure to comply with these regulations or obtain or maintain necessary permits and licenses could result in a variety of fines or other censures or an interruption in our business operations which may have a negative impact on our ability to generate revenues and could increase the cost of operating our business.

If we make acquisitions in the future, we may encounter a range of problems that could harm our business.

We may acquire technologies, products or companies that we feel could accelerate our ability to compete in our core markets. Acquisitions involve numerous risks, including:

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difficulties in integrating operations, technologies, accounting and personnel;

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difficulties in supporting and transitioning customers of our acquired companies;

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diversion of financial and management resources from existing operations;

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risks of entering new markets;

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potential loss of key employees; and

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inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could affect the market price of our stock. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to establish a strong intellectual property position and enforce our intellectual property rights against others could enable competitors to develop similar or alternative technologies.

Our success depends in part on our ability to obtain and maintain intellectual property protection for our products, processes and technologies. Our policy is to seek to protect our intellectual property by, among other methods, filing U.S. patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

Currently, our patent portfolio relating to our proprietary technology is comprised, on a worldwide basis, of ten issued patents and 89 pending patent applications which, in either case, we own directly or for which we are the exclusive or semi-exclusive licensee. Some of these patents and patent applications are foreign counterparts of U.S. patents or patent applications. The issued patents expire on dates ranging from 2018 through 2024. We may not be able to maintain and enforce existing patents or obtain further patents for our products, processes and technologies. Even if we are able to maintain our existing patents or obtain further patents, these patents may not provide us with substantial protection or be commercially beneficial. The issuance of a patent is not conclusive as to its validity or enforceability, nor does it provide the patent holder with freedom to operate unimpeded by the patent rights of others. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and the extent of future protection is highly uncertain, so there can be no assurance that the patent rights that we have or may obtain will be valuable. Others have filed patent applications that are similar in scope to ours, and in the future are likely to file patent applications that are similar or identical in scope to ours or those of our licensors. We cannot predict whether any of our competitors' pending patent applications will result in the issuance of valid patents. Moreover, we cannot assure investors that any such patent applications will not have priority or dominate over our patents or patent applications. The invalidation of key patents owned by or licensed to us or non-approval of pending patent applications could increase competition, and materially adversely affect our business, financial condition and results of operations. Furthermore, there can be no assurance that others will not independently develop similar or alternative technologies, duplicate any of our technologies, or, if patents are issued to us, design around the patented technologies developed by us.

We may be involved in lawsuits to protect or enforce our patents and proprietary rights and to determine the scope and validity of others' proprietary rights, which could result in substantial costs and diversion of resources.

Litigation may be necessary to enforce our patent and proprietary rights and/or to determine the scope and validity of others' proprietary rights. Litigation on these matters has been prevalent in our industry and we expect that this will continue. To determine the priority of inventions, we may have to initiate and participate in interference proceedings declared by the U.S. Patent and Trademark Office that could result in substantial costs in legal fees and could substantially affect the scope of our patent protection. Also, our intellectual property may be subject to significant administrative and litigation proceedings such as invalidity, opposition, reexamination, or reissue proceedings against our patents. The outcome of any litigation or administrative proceeding might not be favorable to us, and, in that case, we might require licenses from others that we may not be able to obtain. Even if such licenses are obtainable, they may not be available at a reasonable cost. We may also be held liable for money damages to third parties and could be enjoined from manufacturing or selling our products or technologies. In addition, if we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. Any litigation that may be necessary in the future could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

We depend upon our ability to license technologies, and the failure to license or otherwise acquire necessary technologies could harm our ability to commercialize our products or defend our intellectual property position.

We hold licenses from Arizona Technology Enterprises, California Institute of Technology, Roche Diagnostics Corporation and PerkinElmer, LAS, Inc. to use certain technologies that we consider to be material to our business. Each of these licenses imposes a range of obligations on us and may be terminated if we breach the terms of any of the respective agreements. We may also be required to enter into additional licenses with third parties for other technologies that we consider to be necessary for our business. If we are unable to maintain our existing licenses or obtain additional technologies on acceptable terms, we could be required to develop alternative technologies, either alone or with others, in order to avoid infringing the intellectual property to which we no longer hold a license. This could require our product to be re-configured which could negatively impact its availability for commercial sale and increase our development costs. Failure to license or otherwise acquire necessary technologies would harm our ability to commercialize our products, which could materially adversely affect our business, financial condition and results of operations. In addition, any licenses we obtain from federally-funded institutions are subject to the march-in rights of the U.S. government.

We may be the subject of costly and time-consuming lawsuits brought by third parties for alleged infringement of their proprietary rights, which could limit our ability to use certain technologies in the future, force us to redesign or discontinue our products, or pay royalties to continue to sell our products.

Our success depends, in part, on us neither infringing patents or other proprietary rights of third parties nor breaching any licenses to which we are a party. We may be the subject of legal claims by third-parties that we infringe their patents or otherwise violate their intellectual property rights. In addition, the technology that we license from third parties for use in our system could become subject to similar infringement claims. Infringement claims asserted against us or our licensors may have a material adverse effect on our business, results of operations or financial condition. Any claims, either with or without merit, could be time-consuming and expensive to defend, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts of money or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all, from third parties asserting an infringement claim; that we would be able to develop alternative technology on a timely basis, if at all; or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected products. Accordingly, an adverse determination could prevent us from offering our instruments, reagents or disposable supplies to others. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling for such a claim. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in such litigation, it could consume a substantial portion of our managerial and financial resources.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

The measures that we use to protect the security of our intellectual property and other proprietary rights may not be adequate, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights.

Our success depends in part on our ability to protect our intellectual property and other proprietary rights. In addition to patent protection, we also rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees, consultants and certain academic collaborators to enter into confidentiality and assignment of inventions agreements. There can be no assurance, however, that such measures will provide adequate protection for our patents, copyrights, trade secrets or other proprietary information. In addition, there can be no assurance that trade secrets and other proprietary information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose our trade secrets and other proprietary information. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market genetic analysis systems similar to our tSMS technology, or use trademarks similar to ours, each of which could materially harm our business. Existing U.S. federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we may market our technology may afford little or no effective protection of our intellectual property. The failure to adequately protect our intellectual property and other proprietary rights could materially harm our business.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

An active trading market for our common stock may not develop, and you may not be able to sell your common stock at or above the initial public offering price or at a time that is acceptable to you.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock quoted on the NASDAQ Global Market, an active trading market for shares of our common stock may never develop or be sustained following this offering. If no trading market develops, securities analysts may not initiate or maintain research coverage of our company, which could further depress the market for our common stock. As a result, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our directors and management will exercise significant control over our company, which will limit your ability to influence corporate matters.

After this offering, our directors and executive officers and their affiliates will collectively control approximately 66.86% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might negatively affect the market price of our common stock. Certain of our existing stockholders have indicated an interest in purchasing at least $5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering or these stockholders and other stockholders could purchase additional shares in this offering. The above discussed ownership percentages do not reflect any potential purchase by any of our existing stockholders.

The market price of our common stock may be volatile, which could result in substantial losses for investors purchasing shares in this offering and subject us to securities class action litigation.

Prior to this offering, there has been no public market for our common stock and an active trading market for shares of our common stock may never develop or be sustained following this offering. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our common stock after the offering. If an active market for our stock develops and continues, our stock price nevertheless may be volatile. Market prices of technology and healthcare companies have been particularly volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

–>
fluctuations in our quarterly operating results or the operating results of companies perceived to be similar to us;

–>
changes in estimates of our financial results or recommendations by securities analysts;

–>
failure of our technology to achieve or maintain market acceptance or commercial success;

–>
changes in market valuations of similar companies;

–>
success of competitive products and services;

–>
changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

–>
announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

–>
regulatory developments in the United States, foreign countries or both;

–>
litigation involving our company, our general industry or both;

–>
additions or departures of key personnel;

–>
investors' general perception of us; and

–>
changes in general economic, industry and market conditions.

In addition, if the market for biotechnology and life sciences stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock may rely in part on the research and reports that equity research analysts publish about us and our business. We do not control the opinions of these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in "Underwriting." These sales, or the market perception that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 20,519,975 shares of common stock outstanding based on the number of shares outstanding as of March 31, 2007. This includes the 5,400,000 shares that we are selling in this offering, which may be resold in the public market immediately. The remaining 15,119,975 shares, or 73.7% of our outstanding shares after this offering will be able to be sold, subject to any applicable volume limitations under federal securities laws and, in the case of restricted stock awards, applicable vesting requirements, in the near future as set forth below.

Number of shares	% of total outstanding	Date available for sale into public market

158,656	0.77%	On the date of this prospectus
7,751	0.04%	90 days after the date of this prospectus
10,994,013	53.58%	180 days after the date of this prospectus due to expiration of lock-up agreements between the holders of these shares and the underwriters. However, UBS Securities LLC can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time
469,815	2.29%	180 days after the date of this prospectus due to the expiration of lock-up agreements between the holders of these shares and us
3,489,740	17.01%	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws

In addition, as of March 31, 2007, there were 18,040 shares of common stock issuable upon the exercise of Series B redeemable convertible preferred stock warrants, 1,219,870 shares subject to outstanding options, 277,777 shares of common stock reserved for future issuance as charitable contribution to the Broad Institute of MIT and Harvard and an additional 1,685,934 shares reserved for future issuance under our stock option plan that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of approximately 14,073,415 shares of our common stock as of March 31, 2007, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements.

You will incur immediate and substantial dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. For instance, purchasers of shares of our common stock in this offering will have contributed approximately 45.7% of the aggregate price paid by all purchasers of our common stock, but following this offering will only own 26.3% of the shares of our common stock outstanding after this offering. In addition, the initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. As a result, you will incur immediate and substantial dilution of $6.98 per share, representing the difference between the assumed initial public offering price of $10.50 per share and our net tangible book value per share after giving effect to this offering. Moreover, we issued options in the past to acquire common stock at prices significantly below the initial public offering price. As of March 31, 2007, there were 81,184 shares of Series B redeemable convertible preferred stock issuable upon the exercise of warrants at an exercise price of $1.29 per share, which convert into 18,040 shares of common stock, and 1,219,870 shares subject to outstanding options at a weighted average exercise price of $6.03 per share. To the extent that these warrants or outstanding options are ultimately exercised, you will incur further dilution.

Provisions in our certificate of incorporation and by-laws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

–>
a staggered board of directors;

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limitations on the removal of directors;

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advance notice requirements for stockholder proposals and nominations;

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the inability of stockholders to act by written consent or to call special meetings; and

–>
the ability of our board of directors to make, alter or repeal our by-laws.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. Also, absent approval of our board of directors, our by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote. Accordingly, any two of our significant stockholders identified under the heading "Principal stockholders" acting together will have the ability to block any such amendment.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future net sales, projected costs, projected expenses, prospects and plans and objectives of management are forward-looking statements. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements.

The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect, and all of these statements are subject to risks and uncertainties. We discuss many of the risks that we believe could cause actual results or events to differ materially from these forward-looking statements in greater detail in the section entitled "Risk factors." Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of proceeds

We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $50.2 million assuming an initial public offering price of $10.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses that we must pay. A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering as follows:

–>
approximately $20 million to finance ongoing research and development in connection with the HeliScope system and our tSMS technology;

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approximately $10 million to fund the recruitment of our specialized sales, marketing and service force and marketing initiatives in connection with the initial product launch of the HeliScope system;

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approximately $10 million to fund the start-up manufacturing expenses associated with the commercial version of our HeliScope system, including assembly, testing and performance validation of the HeliScope system, as well as recruiting manufacturing personnel, purchasing tooling and building inventory for the product launch; and

–>
the remainder for additional working capital and other general corporate purposes, such as business development, financial and administrative support services, the hiring of additional personnel and the costs of operating as a public company.

We may use a portion of the net proceeds to us to expand our current business through strategic alliances with, or acquisitions of, other businesses, products or technologies. We currently have no agreements or commitments for any specific acquisitions at this time. This expected use of the net proceeds of this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of our actual expenditures will depend upon numerous factors, including cash flows from operations and the anticipated growth of our business. We will retain broad discretion in the allocation and use of our net proceeds.

Pending the allocation of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Dividend policy

We have never declared or paid cash dividends on our capital stock and do not expect to pay any dividends for the foreseeable future. We currently intend to retain any future earnings to fund the operation, development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Capitalization

The following sets forth our capitalization as of March 31, 2007:

–>
on an actual basis; and

–>
on a pro forma as adjusted basis to reflect the sale of 5,400,000 shares of common stock that we are offering at an assumed initial public offering price of $10.50 per share, the application of the estimated net proceeds therefrom as described in "Use of proceeds," the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, a 1 for 4.5 reverse stock split effected May 7, 2007 and the conversion of the redeemable convertible preferred stock warrants into common stock warrants.

You should read the following table in conjunction with our consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro forma as adjusted(1)

	(In thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$22,760	$72,991

Long-term debt, net of current portion	$1,610	$1,610
Redeemable convertible preferred stock warrants	202	—
Redeemable convertible preferred stock: par value $0.001 per share; 59,314,030 shares authorized, 59,189,998 shares issued and outstanding on an actual basis; no shares authorized, issued or outstanding on a pro forma as adjusted basis	66,755	—
Stockholders' equity (deficit)
Preferred Stock: par value $0.001 per share; no shares authorized on an actual basis; 5,000,000 shares authorized on a pro forma as adjusted basis; no shares outstanding on an actual or pro forma as adjusted basis
Common stock: par value $0.001 per share; 100,000,000 shares authorized, 1,966,682 shares issued and outstanding on an actual basis; 120,000,000 shares authorized, 20,519,975 shares issued and outstanding on a pro forma as adjusted basis	2	21
Additional paid-in capital	20,636	137,805
Deficit accumulated during the development stage	(65,599)	(65,599)

Total stockholders' equity (deficit)	(44,961)	72,227

Total capitalization	$23,606	$73,837

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $10.50 per share would increase or decrease, as applicable, the amount of cash, cash equivalents and short-term investments, total stockholders' equity (deficit) and total capitalization by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The above table does not include:

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1,219,870 shares of common stock issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of $6.03 per share;

–>
1,685,934 shares of common stock reserved for future issuance under our equity incentive plan as of March 31, 2007;

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277,777 shares of common stock reserved for future issuance as a charitable contribution to the Broad Institute of MIT and Harvard; and

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18,040 shares of common stock issuable upon the exercise of Series B redeemable convertible preferred stock warrants at an as-converted to common stock exercise price of $5.805 per share.

Dilution

As of March 31, 2007, we had a historical net tangible book value (deficit) of our common stock of $(45.0) million, or approximately $(22.86) per share of common stock, not taking into account the conversion of our outstanding redeemable convertible preferred stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the number of common shares outstanding. Our pro forma net tangible book value as of March 31, 2007 was $22.0 million, or $1.45 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding, as of March 31, 2007 after giving effect to the conversion of all of our redeemable convertible preferred stock into shares of our common stock, which will occur upon completion of this offering.

After giving effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $10.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2007 would have been approximately $72.2 million, or approximately $3.52 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.07 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $6.98 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$10.50
Pro forma net tangible book value as of March 31, 2007	$1.45
Increase per share attributable to new investors	2.07

Adjusted pro forma net tangible book value per share after this offering		3.52

Dilution in pro forma net tangible book value per share to new investors		$6.98

A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 per share would increase (decrease) our adjusted pro forma net tangible book value as of March 31, 2007 by approximately $5.0 million, the adjusted pro forma net tangible book value per share after this offering by $0.24 and the dilution in adjusted pro forma net tangible book value to new investors in this offering by $(0.24) per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The table gives effect to the conversion of all of our redeemable convertible preferred stock, which will occur upon completion of this offering. The calculation below is based on an assumed initial public offering price of $10.50 per share, which is the midpoint of the range listed on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses that we must pay.

	Total shares		Total consideration
					Average price per share
	Number	%	$	%

Existing stockholders	15,119,975	73.7%	$67,264,345	54.3%	$4.45
New investors	5,400,000	26.3	$56,700,000	45.7	$10.50

Total	20,519,975	100.0%	$123,964,345	100.0%	$6.04

A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 per share would increase (decrease) total consideration paid to us by investors participating in this offering by approximately $5.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above assume no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to 70.9% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 29.1% of the total number of shares of common stock to be outstanding after this offering.

Certain of our existing stockholders have indicated an interest in purchasing at least $5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering or these stockholders and other stockholders could purchase additional shares in this offering. The foregoing discussion and tables do not reflect potential purchases by any of our existing stockholders.

In addition, the above discussion and table assumes no exercise of stock options after March 31, 2007. As of March 31, 2007, we had outstanding options to purchase a total of 1,219,870 shares of common stock at a weighted average exercise price of $6.03 per share, 277,777 shares of common stock reserved for future issuance as charitable contribution to the Broad Institute of MIT and Harvard and 18,040 shares of common stock issuable upon the exercise of Series B redeemable convertible preferred stock warrants at an as-converted to common stock exercise price of $5.805 per share. If all such options and warrants had been exercised as of March 31, 2007, adjusted pro forma net tangible book value per share would be $3.62 per share and dilution to new investors would be $6.88 per share.

Selected consolidated financial data

The following consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007, for the period from May 9, 2003 (date of inception) through March 31, 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the period from May 9, 2003 (date of inception) through December 31, 2003 and the consolidated balance sheet data as of December 31, 2004 has been derived from our audited consolidated financial statements that do not appear in this prospectus. The consolidated balance sheet data as of December 31, 2003 has been derived from our unaudited financial data which does not appear in this prospectus. Our unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of our management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly our financial position at March 31, 2007 and results of operations for the three months ended March 31, 2006 and 2007. Our results for the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year. The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" appearing elsewhere in this prospectus.

	Period from May 9, 2003 (date of inception) through December 31, 2003						Period from May 9, 2003 (date of inception) through March 31, 2007
		Year ended December 31,			Three months ended March 31,
Consolidated statement of operations data:
		2004	2005	2006	2006	2007

					(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Grant revenue	$—	$—	$—	$159	$—	$92	$251
Operating expenses:
Research and development	—	4,194	8,411	14,382	2,601	5,385	32,372
General and administrative	553	3,164	2,870	6,917	1,034	3,251	16,755

Total operating expenses	553	7,358	11,281	21,299	3,635	8,636	49,127

Operating loss	(553)	(7,358)	(11,281)	(21,140)	(3,635)	(8,544)	(48,876)
Interest income	6	294	363	766	130	267	1,696
Interest expense	—	—	—	(206)	—	(73)	(279)

Net loss	(547)	(7,064)	(10,918)	(20,580)	(3,505)	(8,350)	(47,459)
Beneficial conversion feature related to Series B redeemable convertible preferred stock	—	—	—	—	—	(18,140)	(18,140)

Net loss attributable to common stockholders	$(547)	$(7,064)	$(10,918)	$(20,580)	$(3,505)	$(26,490)	$(65,599)

Net loss attributable to common stockholders per share—basic and diluted(1)	$(25.20)	$(15.48)	$(12.62)	$(16.35)	$(3.22)	$(17.90)

Weighted average number of shares used in computation—basic and diluted(1)	21,707	456,256	865,355	1,258,438	1,087,438	1,480,130

Pro forma net loss attributable to common stockholders per share—basic and diluted (unaudited)(1)				$(1.98)		$(1.90)

Weighted average number of shares used in pro forma computation—basic and diluted (unaudited)(1)				10,409,524		13,906,082

(1)
Please see Note 2 to the notes to our audited consolidated financial statements for an explanation of the method used to calculate basic and diluted net loss, the pro forma basic and diluted net loss per share and the weighted average number of shares used in the computation of the per share amounts.

	As of December 31,
					As of March 31, 2007
Balance sheet data:	2003	2004	2005	2006

					(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$26,522	$19,379	$8,566	$11,384	$22,760
Working capital	26,315	18,790	7,621	8,669	20,718
Total assets	26,533	20,235	9,665	15,300	27,161
Long-term debt, net of current portion	—	—	—	1,843	1,610
Redeemable convertible preferred stock warrants	—	—	—	204	202
Redeemable convertible preferred stock	26,819	26,869	26,869	46,761	66,755
Deficit accumulated during development stage	(547)	(7,611)	(18,529)	(39,109)	(65,599)
Total stockholders' equity (deficit)	(502)	(7,435)	(18,243)	(37,339)	(44,961)

Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. You should review the "Risk factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

OVERVIEW

We are a life sciences company focused on innovative genetic analysis technologies for the research, drug discovery and clinical diagnostics markets. We have developed a proprietary technology to enable the rapid analysis of large quantities of genetic material by directly sequencing single molecules of DNA or single DNA copies of RNA. By enabling direct sequencing of single DNA molecules, we believe our technology represents a fundamental breakthrough in genetic analysis.

We plan to launch our HeliScope system by the end of 2007. It will be comprised of an instrument, its associated reagents and disposable supplies. We believe that we have incurred the substantial majority of the costs related to the development of the initial version of our HeliScope system. We have designed, assembled and are testing a prototype of our HeliScope system, and we have begun placing purchase orders with manufacturers for the subassemblies and components comprising our product. To launch a commercial version of our product, we need to complete the assembly, testing and performance validation of the system and take other steps to prepare for the commercial scale manufacture of the system, including the development of manufacturing documentation and the implementation of quality assurance and quality control procedures. We also need to manufacture the proprietary reagents and disposable supplies that are part of the system or have them manufactured for us by third parties. If we are unable to timely complete these activities, the commercial launch of the HeliScope system will be delayed and we could incur unanticipated development costs. To prepare for this launch, we anticipate a significant increase in our cash expenditures in the near term, including the following:

–>
approximately $10 million to fund the recruitment of a specialized sales, marketing and service force and marketing initiatives in connection with the initial product launch of the HeliScope system; and

–>
approximately $10 million to fund the start-up manufacturing expenses associated with the commercial version of our HeliScope system, including assembling, testing and validating the performance of the HeliScope system, as well as recruiting manufacturing personnel, purchasing tooling and building inventory for the product launch.

Because of the dynamic nature of the market for genetic analysis instruments, we expect to expend significant amounts on an ongoing basis to improve our HeliScope system and tSMS technology. Key improvements that we are currently working on or planning are discussed in "Business—Research and Development." The goals of these improvements are to increase the throughput of the HeliScope system and to achieve a further approximate 100-fold reduction in the cost per base of sequencing. We also plan to explore other markets for the HeliScope system in the longer term, such as diagnostics. We have not currently allocated material amounts for these other markets.

Although we plan to launch our first HeliScope system by the end of 2007, this product will be subject to various customer evaluation periods with acceptance criteria, and we expect the customer evaluation period to extend beyond the end of the year. For this reason, we do not expect to recognize any revenue from product sales in 2007. Our revenues from sales of proprietary reagents and disposable supplies will depend on the timing of system placements, customers' use of the system, and our ability to maintain our proprietary position on the reagents and disposable supplies. Because we have not yet commercialized our HeliScope system, we do not have the commercial experience to predict the percentage of our revenues that we will derive from sales of proprietary reagents and disposable supplies. However, over time we would expect the sales of the reagents and disposable supplies to increase as our installed base of instruments grows and usage of these instruments increases.

We were incorporated in May 2003, and our activities to date have consisted primarily of conducting research and development. Accordingly, we are considered to be in the development stage at March 31, 2007, as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." Our fiscal year ends on December 31, and we operate as one reportable segment.

We expect to continue to incur operating losses for at least the next two years, and we may need additional financing to support our activities. If required, we will seek to fund our operations through public or private equity or debt financings or other sources, such as collaborations. Adequate additional funding may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed could have a negative impact on our financial condition and our ability to pursue business strategies. If adequate funds are not available to us, we may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts, obtain funds through arrangements with collaborators or others on terms unfavorable to us or pursue merger or acquisition strategies.

On March 1, 2006, we entered into an agreement for the sale of an aggregate of 31,007,752 shares of our Series B redeemable convertible preferred stock at $1.29 per share. Of such shares, 15,503,876 were sold at an initial closing on March 1, 2006, and the remaining 15,503,876 were sold at a second closing on January 19, 2007. In March 2006, we sold 15,503,876 shares of Series B redeemable convertible preferred stock, at a price of $1.29 per share, resulting in net proceeds of approximately $19.9 million, net of $108,000 of issuance costs. The transaction documents in connection with this initial sale of our Series B convertible preferred common stock contemplated a second closing of our Series B financing at a price of $1.29 per share. In January 2007, we sold an additional 15,503,876 shares of Series B redeemable convertible preferred stock, at a price of $1.29 per share, resulting in proceeds of approximately $20.0 million. This issuance of Series B redeemable convertible preferred stock contained a beneficial conversion feature as the estimated fair value of the Company's common stock on the date of issuance was in excess of the $1.29 per share conversion price. During the three months ended March 31, 2007, we recorded the beneficial conversion feature of $18.1 million as a deemed dividend to additional paid in capital.

FINANCIAL OVERVIEW

Grant revenue

In September 2006, we were awarded a grant from the National Human Genome Research Institute, a branch of the National Institutes of Health, pursuant to which we are eligible to receive reimbursement of our research expenses of up to $2.0 million over the next three years. We recognized revenue during the year ended December 31, 2006 and the three months ended March 31, 2007 of $159,000 and $92,000, respectively, in connection with this award. We will continue to recognize revenue under this grant as the related expenses are incurred.

Research and development expenses

Research and development expenses consist of costs associated with scientific research activities, and engineering development efforts. Such costs primarily include salaries, benefits and stock-based compensation; lab and engineering supplies; investment in equipment; consulting fees; and facility related costs, including rent and depreciation.

We are focused on preparing for the launch of the initial version of the HeliScope system and on further improvements to the Heliscope system. All research and development expenses since our inception have been in connection with this project. Although we plan to launch our first product by the end of 2007, we do not expect to receive cash inflows from these sales until 2008. We believe the development of the initial version of the HeliScope system will be completed shortly before its commercial launch. We believe that we have already incurred the substantial majority of the costs necessary to complete the development of the initial version of the HeliScope system.

Research and development expenses for the years ended December 31, 2004, 2005 and 2006 were $4.2 million, $8.4 million and $14.4 million, respectively. Research and development expenses for the three months ended March 31, 2006 and 2007 were $2.6 million and $5.4 million, respectively. During this time, expenses increased as our research progressed and we built infrastructure and hired additional employees with the requisite expertise to execute the next steps in the development process.

In 2007, in addition to our ongoing research and development efforts, we expect to incur start-up manufacturing costs related to the assembly, testing and performance validation of the HeliScope system. These costs will be accounted for as research and development expenses in our pre-commercialization phase as we prepare to launch the HeliScope system. Once the HeliScope system is ready for commercial launch, we will record these costs in inventory; however, we expect to incur further research and development costs as we develop improvements and future versions of our system.

The completion of our research and development projects is dependent upon achieving technical objectives, which are inherently uncertain. As a result of these uncertainties, we are unable to predict to what extent we will receive cash inflows from the commercialization and sale of products. Our inability to complete our research and development projects in a timely manner could significantly increase our capital requirements and could adversely impact our liquidity. These uncertainties could force us to seek additional, external sources of financing from time to time in order to continue with our strategy. Our inability to raise additional capital, or to do so on terms reasonably acceptable to us, would jeopardize the future success of our business.

General and administrative expenses

General and administrative expenses consist principally of salaries, benefits and stock-based compensation, consulting and professional fees, including patent related costs, general corporate costs and facility costs not otherwise included in research and development expenses.

General and administrative expenses for the years ended December 31, 2004, 2005 and 2006 were $3.2 million, $2.9 million and $6.9 million, respectively. General and administrative expenses for the three months ended March 31, 2006 and 2007 were $1.0 million and $3.3 million, respectively. We expect that these expenses will increase significantly in 2007 and beyond as we hire our specialized sales, marketing and service personnel and increase our finance and administrative staff to support the requirements of being a public company. We also anticipate that we will incur increased expenses for the costs associated with Sarbanes-Oxley compliance, directors' and officers' insurance, investor relations programs and directors' fees.

RESULTS OF OPERATIONS

Three months ended March 31, 2007 compared to three months ended March 31, 2006

Grant revenue.    We recognized $92,000 of grant revenue during the three months ended March 31, 2007, and no revenue during the three months ended March 31, 2006. Grant revenue recognized during the three months ended March 31, 2007 related to the reimbursement of expenses in connection with our government research grant.

Research and development expenses.    Research and development expenses during the three months ended March 31, 2006 and 2007 were as follows:

	Three months ended March 31,		Change
	2006	2007	$	%

	($ in thousands)
Research and development	$2,601	$5,385	$2,784	107.0%

The increase in research and development expenses from the three months ended March 31, 2006 to the three months ended March 31, 2007 was due to an increase of $1.1 million in salary and benefit expenses associated with increased headcount. Stock-based compensation increased by $275,000 from $9,000 in the three months ended March 31, 2006 to $284,000 in the three months ended March 31, 2007. Product development costs, which include lab expenses, materials, supplies and equipment depreciation expense, increased by $1.2 million in support of increased personnel. In addition, facility related expenses, consisting of additional rent, utilities and telephone costs, increased by $170,000 due to our relocation in July 2006. We expect our research and development expenses to continue to increase as we expand our start-up manufacturing efforts this year prior to commercialization and as we continue to invest in future versions of our system.

General and administrative expenses.    General and administrative expenses during the three months ended March 31, 2006 and 2007 were as follows:

	Three months ended March 31,		Change
	2006	2007	$	%

	($ in thousands)
General and administrative	$1,034	$3,251	$2,217	214.4%

The increase in general and administrative expenses from the three months ended March 31, 2006 to the three months ended March 31, 2007 was due to an increase of $811,000 in salary and benefit expense associated with the hiring of additional administrative staff, including our Senior Vice President of Sales and Marketing and Chief Financial Officer. Stock-based compensation expense increased by $202,000 from $229,000 in the three months ended March 31, 2006 to $431,000 in the three months ended March 31, 2007; and legal, accounting and consulting fees increased by $709,000; marketing related expenses increased by $320,000. The combination of increased occupancy costs, travel and other employee-related expenses accounts for the remaining increase of $175,000. We expect our general and administrative expenses to increase as we expand our sales and marketing functions, and incur additional administrative costs associated with the requirements of being a public company.

Interest income.    Interest income for the three months ended March 31, 2006 and 2007 was as follows:

	Three months ended March 31,		Change
	2006	2007	$	%

	($ in thousands)
Interest income	$130	$267	$137	105.4%

The increase in interest income from the three months ended March 31, 2006 to the three months ended March 31, 2007 was due primarily to higher cash and cash equivalents during the three months ended March 31, 2007 in connection with the receipt of proceeds of the second tranche of our Series B redeemable convertible preferred stock financing in January 2007 of $20.0 million, net of issuance costs.

Interest expense.    Interest expense was $73,000 during the three months ended March 31, 2007. We did not incur any interest expense in the three months ended March 31, 2006. The interest expense during the three months ended March 31, 2007 was related to interest paid on a term loan under a line of credit facility and security agreement entered into in June 2006, and interest expense related to the Series B redeemable convertible preferred stock warrants that were issued in connection with the line of credit facility.

Year ended December 31, 2006 compared to year ended December 31, 2005

Grant revenue.    We recognized $159,000 of grant revenue during the year ended December 31, 2006, and no revenue during the year ended December 31, 2005. Grant revenue recognized during the year ended December 31, 2006 related to the reimbursement of expenses in connection with our government research grant.

Research and development expenses.    Research and development expenses during the years ended December 31, 2005 and 2006 were as follows:

	Year ended December 31,		Change
	2005	2006	$	%

	($ in thousands)
Research and development	$8,411	$14,382	$5,971	71.0%

The increase in research and development expenses from the year ended December 31, 2005 to the year ended December 31, 2006 was primarily due to an increase of $3.3 million in salary and benefit expenses associated with increased headcount. Stock-based compensation increased from $12,000 in 2005 to $99,000 in 2006. Product development costs, which include lab expenses, materials, supplies and equipment depreciation expense, increased by $1.7 million in support of increased personnel. In addition, facility related expenses, consisting of additional rent, utilities and telephone costs, increased by $726,000 due to our relocation in July 2006.

General and administrative expenses.    General and administrative expenses during the years ended December 31, 2005 and 2006 were as follows:

	Year ended December 31,		Change
	2005	2006	$	%

	($ in thousands)
General and administrative	$2,870	$6,917	$4,047	141.0%

The increase in general and administrative expenses from the year ended December 31, 2005 to the year ended December 31, 2006 was primarily due to an increase of $1.6 million in salary and benefit expense associated with the hiring of additional administrative staff, including our Senior Vice President of Marketing and Chief Financial Officer. Stock-based compensation expense increased by $1.1 million from $43,000 in 2005 to $1.1 million in 2006; and legal, accounting and consulting fees increased by $496,000; marketing related expenses increased by $266,000. The combination of increased occupancy costs, travel and other employee-related expenses accounts for the remaining increase of $505,000.

Interest income.    Interest income for the years ended December 31, 2005 and 2006 was as follows:

	Year ended December 31,		Change
	2005	2006	$	%

	($ in thousands)
Interest income	$363	$766	$403	111.0%

The increase in interest income from the year ended December 31, 2005 to the year ended December 31, 2006 was due primarily to higher cash and cash equivalents during 2006 in connection with the receipt of proceeds of our Series B redeemable convertible preferred stock financing in March 2006 of $19.9 million, net of issuance costs.

Interest expense.    Interest expense was $206,000 during the year ended December 31, 2006. We did not incur any interest expense in the year ended December 31, 2005. The interest expense during the year ended December 31, 2006 was related to interest paid on a term loan under a line of credit facility and security agreement entered into in June 2006, and interest expense related to the Series B redeemable convertible preferred stock warrants that were issued in connection with the line of credit facility.

Year ended December 31, 2005 compared to year ended December 31, 2004

Grant revenue.    We did not recognize any revenue during the years ended December 31, 2004 or 2005.

Research and development expenses.    Research and development expenses during the years ended December 31, 2004 and 2005 were as follows:

	Year ended December 31,		Change
	2004	2005	$	%

	($ in thousands)
Research and development	$4,194	$8,411	$4,217	100.5%

The increase in research and development expenses from the year ended December 31, 2004 to the year ended December 31, 2005 was primarily due to an increase of $1.6 million in salary and benefit expenses associated with increased headcount as we built out our research and development team, an increase of $1.0 million due to consulting services associated with specific technical research efforts, an increase of $1.2 million due to product development costs, including lab expenses, materials, supplies and equipment depreciation expense, an increase of $320,000 in license fees and an increase of $132,000 due to facility related expenses. Stock-based compensation expense was $2,000 in 2004 and $12,000 in 2005.

General and administrative expenses.    General and administrative expenses during the years ended December 31, 2004 and 2005 were as follows:

	Year ended December 31,		Change
	2004	2005	$	%

	($ in thousands)
General and administrative	$3,164	$2,870	$(294)	(9.3)%

The decrease in general and administrative expenses from the year ended December 31, 2004 to the year ended December 31, 2005 was primarily due to a decrease in stock-based compensation expense, recruiting fees and facility expenses offset by a $484,000 increase in sales and marketing related expenses. General and administrative expenses for the years ended December 31, 2004 and 2005 included $136,000 and $43,000, respectively, of stock-based compensation.

Interest income.    Interest income during the years ended December 31, 2004 and 2005 was as follows:

	Year ended December 31,		Change
	2004	2005	$	%

	($ in thousands)
Interest income	$294	$363	$69	23.5%

The increase in interest income from the year ended December 31, 2004 to the year ended December 31, 2005 was due primarily to cash and cash equivalents held in higher interest rate accounts.

LIQUIDITY AND CAPITAL RESOURCES

We have incurred losses since our inception in May 2003 and, as of March 31, 2007, we had an accumulated deficit of $65.6 million. We have financed our operations to date principally through the sale of preferred stock and common stock, debt financing and interest earned on investments. Through March 31, 2007, we have received net proceeds of $66.8 million from the issuance of preferred stock, $351,000 through the issuance of common stock and $2.5 million in debt financing from a lender to finance equipment purchases. Working capital as of March 31, 2007 was $20.7 million, consisting of $23.8 million in current assets and $3.1 million in current liabilities. Working capital as of December 31, 2006 was $8.7 million, consisting of $12.0 million in current assets and $3.4 million in current liabilities. Working capital as of December 31, 2005 was $7.6 million, consisting of $8.6 million in current assets and $1.0 million in current liabilities. Our cash, cash equivalents and short-term investment balances are held in a variety of interest-bearing instruments, including corporate bonds, commercial paper and money market funds. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily to achieve liquidity and capital preservation.

The following table summarizes our net (decrease) increase in cash and cash equivalents for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2006 and 2007:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

	($ in thousands)
Net cash provided by (used in):
Operating activities	$(6,439)	$(10,014)	$(16,532)	$(3,638)	$(7,584)
Investing activities	(13,369)	11,704	(3,998)	(751)	345
Financing activities	135	27	22,553	19,958	19,410

Net (decrease) increase in cash and cash equivalents	$(19,673)	$1,717	$2,023	$15,569	$12,171

In March 2006, we sold 15,503,876 shares of Series B redeemable convertible preferred stock at a price of $1.29 per share, resulting in net proceeds of approximately $19.9 million, net of $108,000 of issuance costs.

In January 2007, in the second closing of our Series B financing, we sold 15,503,876 shares of Series B redeemable convertible preferred stock at a price of $1.29 per share, resulting in net proceeds of approximately $20.0 million.

Net cash used in operating activities.    Net cash used in operating activities was $3.6 million for the three months ended March 31, 2006 compared to $7.6 million for the three months ended March 31, 2007. The $4.0 million increase was primarily due to an increase in the net loss of $4.8 million, partially offset by an increase in non-cash stock-based compensation expense of $477,000 and an increase in non-cash depreciation and amortization expense of $209,000.

Net cash used in operating activities was $10.0 million for the year ended December 31, 2005 compared to $16.5 million for the year ended December 31, 2006. The $6.5 million increase was primarily due to an increase in the net loss of $9.7 million, partially offset by an increase in the changes of accounts payable and other accrued liabilities of $1.4 million, an increase in non-cash stock-based compensation expense of $1.2 million, and an increase in non-cash depreciation and amortization expense of $471,000.

Net cash used in operating activities was $6.4 million for the year ended December 31, 2004 compared to $10.0 million for the year ended December 31, 2005. The $3.6 million increase was primarily due to an increase in net loss of $3.9 million, partially offset by an increase in non-cash depreciation and amortization of $302,000.

Net cash (used in) provided by investing activities.    Net cash used in investing activities was $751,000 for the three months ended March 31, 2006, compared to net cash provided by investing activities of $345,000 for the three months ended March 31, 2007. The $1.1 million increase was due primarily to a $795,000 increase in cash provided by the maturities of short-term investments, and an increase in restricted cash of $450,000 used for a security deposit during the three months ended March 31, 2006, compared to no change in restricted cash during the three months ended March 31, 2007.

Net cash provided by investing activities was $11.7 million for the year ended December 31, 2005, compared to net cash used in investing activities of $4.0 million for the year ended December 31,

2006. The $15.7 million decrease was primarily due to an $11.3 million decrease in cash provided by the maturities of short-term investments, a $2.0 million increase in the cash used in the purchases of short-term investments, a $1.9 million increase in cash used in the purchase of property and equipment and an increase in restricted cash of $450,000 used for a security deposit.

Net cash used in investing activities was $13.4 million for the year ended December 31, 2004 compared to net cash provided by investing activities of $11.7 million for the year ended December 31, 2005. The $25.1 million increase was primarily due to a $16.4 million decrease in cash used in the purchase of short-term investments and an $8.7 million increase in cash provided by the maturities of short-term investments.

Net cash provided by financing activities.    Net cash provided by financing activities was $20.0 million and $19.4 million during the three months ended March 31, 2006 and 2007, respectively. Net cash provided by financing activities during the three months ended March 31, 2006 consisted primarily of $19.9 million provided by the net proceeds of the Series B redeemable convertible preferred stock financing in March 2006. Net cash provided by financing activities during the three months ended March 31, 2007 consisted primarily of $20.0 million provided by the net proceeds of the second tranche of the Series B redeemable convertible preferred stock financing in January 2007, partially offset by $453,000 of additional deferred IPO costs.

Net cash provided by financing activities was $135,000, $27,000 and $22.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. Net cash provided by financing activities during the year ended December 31, 2006 consisted primarily of $19.9 million provided by the net proceeds of the Series B redeemable convertible preferred stock financing in March 2006 and $2.5 million provided by the proceeds from long-term debt borrowings.

Operating capital and capital expenditure requirements

To date, we have not commercialized any products and have not achieved profitability. We anticipate that we will continue to incur substantial net losses for the next several years as we develop and prepare for the commercial launch of our HeliScope system and develop the corporate infrastructure required to manufacture and sell our products and operate as a publicly traded company.

We do not expect to generate product revenue until at least 2008. We believe the net proceeds from this offering, together with our existing cash, cash equivalents and investment balances, and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements through the end of 2008. It is difficult to predict the actual rate of product sales as a result of the complex nature of the HeliScope system and its expected long sales cycle. If our available cash, cash equivalents and investment balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or enter into another credit facility. The sale of additional equity and debt securities may result in dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development and commercialization activities, which could materially harm our business.

Our forecast of the period of time through which our financial resources will be adequate to support our operations, the costs to complete development of products and the cost to commercialize our future products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the "Risk factors" section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of our product, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our future products and successfully deliver any such products to the market. Our future capital requirements will depend on many factors, including, but not limited to, the following:

–>
the rate of progress and cost of our commercialization activities;

–>
the success of our research and development efforts;

–>
the expenses we incur in marketing and selling our products;

–>
the revenue generated by sales of our future products;

–>
the emergence of competing or complementary technological developments;

–>
the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

–>
the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

–>
the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Working capital as of March 31, 2007 was $20.7 million, consisting of $23.8 million in current assets and $3.1 million in current liabilities. Working capital as of December 31, 2006 was $8.7 million, consisting of $12.0 million in current assets and $3.4 million in current liabilities. Working capital as of December 31, 2005 was $7.6 million, consisting of $8.6 million in current assets and $1.0 million in current liabilities.

Contractual obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2006 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	($ in thousands)
Operating leases	$2,371	$828	$1,543	$—	$—
Long-term debt (including interest)	2,891	838	2,053	—	—
License agreements(1)	1,960	213	341	324	1,082

Total	$7,222	$1,879	$3,937	$324	$1,082

(1)
Consists of fixed payments that we believe we are reasonably likely to make under the license agreements with AZTE, Roche and Caltech over the lives of the underlying existing patents.

The table above does not include possible royalties payable under our license agreements. Our commitments for operating leases relate to the lease for our corporate headquarters in Cambridge, Massachusetts.

In February 2007, we amended our existing operating lease for office and laboratory space to include additional office space in the same building, which will result in additional cash payments of approximately $200,000 per year for each of the years ending December 31, 2007, 2008 and 2009.

License agreements and patents

We have fixed annual costs associated with license agreements into which we have entered. In addition we may have to make contingent payments in the future upon realization of certain milestones or royalties payable under these agreements.

Line of credit facility and security agreement

In June 2006 we entered into a line of credit facility and security agreement with General Electric Capital Corporation, or GE Capital. The credit facility provides that we may borrow up to $8.0 million at an interest rate based on the Federal Reserve's three year Treasury Constant Maturities Rate. The end of the advance period is December 31, 2007. The proceeds of the credit facility may be used for the purchase of equipment and are collateralized by specific equipment assets. Payments are required to be made on a monthly basis. For the first six months interest-only payments are required. Thereafter, for the following 30 months, payments of principal and interest will be due for each advance. The outstanding balance is collateralized by the equipment purchased with the proceeds from each equipment advance. As of March 31, 2007, advances on the credit facility were $2.5 million at a weighted-average interest rate of 10.1%.

OFF-BALANCE SHEET ARRANGEMENTS

During 2004, 2005, 2006 and the three months ended March 31, 2007, we did not engage in any off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our management's discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

Stock-based compensation

Prior to January 1, 2006, we accounted for employee stock-based compensation arrangements in accordance with the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123 "Accounting for Stock-Based Compensation," or SFAS No. 123. Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," or SFAS No. 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in the year ended December 31, 2006 included: (a) the pro rata compensation cost for all share-based compensation granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the pro rata compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective transition method of SFAS No. 123(R), results for prior periods have not been restated, and the impact of adopting SFAS No. 123(R) was not material to the net loss or cash flows. For all grants, the amount of share-based compensation expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service was not expected to be provided. Estimated forfeiture rates are developed based on our analysis of historical forfeiture data. Prior to the adoption of the fair value recognition provisions of SFAS No. 123(R), share-based payment expense was adjusted for actual forfeitures as they occurred. The cumulative effect of the change in accounting for forfeitures was immaterial.

We account for stock-based compensation issued to non-employees in accordance with SFAS 123(R) and EITF No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services." We record the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

For stock-based compensation awards granted to both employees and non-employees, we use the fair value method of calculating stock-based compensation in accordance with SFAS No. 123 for awards prior to January 1, 2006 and SFAS No. 123(R) for awards after December 31, 2005. Calculating the fair value of stock-based awards requires the input of highly subjective assumptions. We use the Black-Scholes option pricing model to value our stock option awards. Stock-based compensation expense is significant to our financial statements and is calculated using our best estimates which involve inherent uncertainties and the application of management's judgment. Significant estimates include the expected life of the stock option, stock price volatility, risk-free interest rate and forfeiture rates.

The expected life represents the weighted-average period that our stock options are expected to be outstanding. The expected life assumption is based on the expected life assumptions of similar entities. As we have been operating as a private company since inception with no active market for our stock or traded options, it is not possible to use actual price volatility data. Therefore, we estimated the volatility of our common stock based on the historical, seven-year volatility of entities in our industry that have been public for a period of time that approximates our expected life of our stock options and that are comparable to us in terms of market capitalization and financial position. Using an expected volatility based on the average historical volatility of other entities may result in variability when compared to actual historical volatility once we have a public market for our common stock. We base the risk-free interest rate that we use in the option pricing model on U.S. Treasury zero-coupon issues with terms equal to the expected lives of the stock options. We have never and do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. In order to properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what has been recorded. For stock options granted to employees, we allocate expense on a straight-line basis over the requisite service period. For stock options granted to nonemployees, we allocate expense using an accelerated recognition method as prescribed in FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an Interpretation of APB Opinion No. 15 and 25."

There are significant differences among option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, or if we decide to use a different valuation model, the stock-based compensation expense that we record in the future under SFAS No. 123(R) may differ significantly from what we have recorded and could materially affect our operating results.

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including:

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our stock option grants involved illiquid securities in a private company;

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prices of our Series A and Series B redeemable convertible preferred stock issued primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock relative to those of our common stock;

–>
our results of operations, financial status and the status of our research and product development efforts;

–>
our stage of development and business strategy;

–>
the composition of and changes to our management team; and

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the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or our sale to a third-party, given prevailing market conditions.

In connection with the preparation of the financial statements necessary for the filing of this registration statement, we retrospectively analyzed the fair value of our common stock at option grant dates from January 1, 2006 to December 31, 2006. As part of our retrospective analysis, we considered the status and progress of a number of company-specific business and financial conditions and milestones during 2006, including our results of operations, research and development activities, product and operational milestones, the lack of liquidity in our common stock, the increasing likelihood we would pursue an initial public offering, preliminary pricing indications in connection with this offering and industry trends in the market for life sciences issuers. In accordance with the fair market value concepts within the AICPA's Practice Aid titled "Valuation of Privately-Held Company Equity Securities Issued as Compensation," we also considered arms-length cash transactions with unrelated parties for issuances of our equity securities as an indicator of an observable market price, namely, the established per share fair market value of our Series B preferred stock issuances of $1.29 per share in March 2006, and considered the rights, preferences and conversion ratio of our preferred stock in relation to our common stock. In addition, we considered the results of a contemporaneous valuation of our common stock on January 19, 2007 and two retrospective valuations of our common stock dated March 31, 2006 and October 31, 2006. During 2006, we did not perform a contemporaneous valuation because prior to November 2006, we deemed it unlikely that an initial public offering would occur in the near term. In January 2007, we subsequently deemed it appropriate to reassess the fair value of our common stock with respect to 2006 and performed two retrospective valuations on our common stock as of March 31, 2006 and October 31, 2006. After considering each of the above factors, our board of directors determined the fair value of our common stock to be $11.97 per share on February 28, 2007, $11.07 on January 19, 2007, $8.87 per share on October 31, 2006 and $1.80 per share on March 31, 2006, all on a post-reverse stock split basis. The difference between the fair value of our common stock during the period from January 2006 to December 2006 and $10.50, which is the midpoint of the initial public offering price range in this offering, was attributable to the superior rights and preferences of our preferred stock that will convert into common stock upon consummation of this offering, the continued demand for initial public offerings during the period, the achievement of corporate milestones and the illiquid nature of our common stock. We recorded stock-based compensation expense to the extent that the fair value of our common stock at the date of the grant exceeded the exercise price of the equity awards.

With respect to the contemporaneous valuation on January 19, 2007 and the retrospective valuation on October 31, 2006, a combination of the income approach and the market approach were used, which were equally weighted. With respect to the retrospective valuation on March 31, 2006, a market approach was used because at that time we were still in the early stages of development without a specific product to introduce into the market. Therefore, we did not have financial projections available for a discounted cash flow approach.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include: projected cash flows which reflect management's best estimates of our future operations; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate, which reflects the nature of the company and the risks associated with the business.

The market approach, specifically the guideline company analysis, provides indications of our value by comparison to similar publicly traded companies. Stocks of these companies are actively traded in a free and open market, either on an exchange or over the counter. Although it is clear that no two companies are entirely alike, the only restrictive requirement imposed by this approach is that the companies selected as guideline companies be engaged in the same or similar line of business. Specifically, we identified several companies as guideline companies in our industry that are comparable to us in terms of market capitalization and financial position.

The enterprise value was then allocated to preferred and common stock using the Probability Weighted Expected Return Method, or PWERM, for the January 19, 2007 and October 31, 2006 valuations, and the Option Pricing Method, or OPM, for the March 31, 2006 valuation. The respective allocation methodologies were used that best match the ability of an investor at the date of value to project future values. In January 2007 and October 2006, we had the ability to extrapolate future initial public offering values due to the development effort toward commercialization of the HeliScope system and subsequent interest from investment banks. Therefore, the PWERM, which employs specific future liquidation values, is the most appropriate allocation methodology. In March 2006, we did not have a clear path to a liquidity event and thus a more general volatility calculation is appropriate to project future values, which coincides with the OPM analysis.

Under the PWERM method, the value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available, as well as the rights of each share class. The future outcomes we considered were: initial public offering; merger or sale; liquidation; and continuing operations as a viable private company.

The OPM method involves making estimates of the anticipated timing of a potential liquidity event and estimates the volatility of our equity securities. The anticipated timing was based on our plans toward the liquidity event and on our board of directors' judgment. Estimating the volatility of the share price of a privately-held company is complex because there is no readily available market for the shares. We estimated the volatility of our stock based on available information on volatility of stocks of publicly traded companies in the industry.

During the three months ended March 31, 2007, we recognized approximately $715,000 of stock-based compensation expense related to equity awards granted to employees and non-employees. Total unrecognized share-based compensation expense for all stock-based awards was approximately $7.0 million at March 31, 2007, of which $1.5 million will be recognized during the remainder of 2007, $2.0 million in 2008, $2.0 million in 2009, $1.4 million in 2010 and $63,000 thereafter. This results in these amounts being recognized over a weighted-average period of 3.7 years.

Information on employee and non-employee stock options granted in 2006 and the three months ended March 31, 2007 is summarized as follows:

Grants made during quarter ended	Number of stock options granted	Weighted average exercise price	Weighted average fair value per share	Average intrinsic value per share

March 31, 2006 (unaudited)	482,444	$0.59	$1.80	$1.21
June 30, 2006 (unaudited)	4,222	$0.59	$3.38	$2.79
September 30, 2006 (unaudited)	12,644	$0.59	$6.93	$6.34
December 31, 2006 (unaudited)	89,111	$0.59	$9.68	$9.09
March 31, 2007 (unaudited)	512,850	$11.07	$11.61	$0.54

In March 2007, we modified the exercise price of 493,888 unvested stock option grants made from January through October 2006 from $0.59 per share to $1.80 per share, and 84,666 unvested stock option grants made in November and December 2006 from $0.59 per share to $8.87 per share. The above table reflects the weighted average exercise prices at the time of initial grant. The increase in option exercise prices did not have a material impact on our financial position, statement of operations or cash flows.

Information on employee and non-employee restricted stock grants in 2006 is summarized as follows:

Grants made during quarter ended	Shares of restricted stock granted	Cash paid per share	Weighted average fair value per share	Average intrinsic value per share

March 31, 2006 (unaudited)	90,000	$0.59	$1.80	$1.21
June 30, 2006 (unaudited)	—
September 30, 2006 (unaudited)	305,555	$0.59	$6.81	$6.22
December 31, 2006 (unaudited)	—
March 31, 2007 (unaudited)	—

We recognized stock-based compensation expense on all employee and non-employee awards as follows (in thousands):

						Period from May 9, 2003 (date of inception) to March 31, 2007
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)	(unaudited)
	($ in thousands)
General and administrative expense	$136	$43	$1,180	$229	$431	$1,813
Research and development expense	2	12	99	9	284	397

	$138	$55	$1,279	$238	$715	$2,210

Revenue recognition

Although we have not yet shipped products or provided services, we plan to recognize revenue in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements," or SAB No. 104 and Emerging Issues Task Force No. 00-21, "Accounting for Multiple Element Revenue Arrangements." SAB No. 104 requires that persuasive evidence of a sales arrangement exists, delivery of goods occurs through transfer of title and risk and rewards of ownership, the selling price is fixed or determinable and collectibility is reasonably assured. In instances where we will sell instruments with a related installation obligation, we will allocate the revenue between the instrument and the installation based on relative fair value at the time of the sale. The instrument revenue will be recognized when title and risk of loss passes. The installation revenue will be recognized when the installation is performed. If fair value is not available for any undelivered element, revenue for all elements is deferred until delivery is complete.

In instances where we sell an instrument with specified acceptance criteria, we will defer revenue recognition until such acceptance has been obtained.

The customer may also purchase a service contract. Revenue from service contracts will be recognized ratably over the service period.

Inventory

Our start-up manufacturing costs, such as those relating to the assembly, testing and performance validation of the HeliScope system, are expensed to research and development expense as the costs are incurred. We expect to begin capitalizing our manufacturing costs to inventory once the HeliScope system is ready for commercial launch. We plan to value our inventory at the lower of cost or market on a first-in, first-out basis. We will write down our inventories for estimated obsolescence for differences between the cost and net realizable value.

Allowance for doubtful accounts

Although we do not yet have accounts receivable balances, we plan to perform ongoing evaluations of our customers and continuously monitor collections and payments to estimate an allowance for doubtful accounts based on the aging of the underlying receivables and our experiences of specific collection issues.

Net operating losses and tax credit carryforwards

We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases and operating loss and tax credit carryforwards. Our consolidated financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109, "Accounting for Income Taxes," requires us to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

On January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109," or FIN No. 48. FIN No. 48 requires that we recognize in our financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The provisions of FIN No. 48 are effective as of the beginning of the 2007 calendar year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN No. 48 did not have a material impact on our financial position, results of operations or cash flows. At the adoption date of January 1, 2007 and also at March 31, 2007, we had no unrecognized tax benefits.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS No. 157. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is effective for our financial statements issued in 2008; however, earlier application is encouraged. We have not yet determined the impact that the adoption of SFAS No. 157 will have on our financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISKS

Our exposure to market risk is limited to our cash, cash equivalents and short-term investments which have maturities of less than one year. The goals of our investment policy are preservation of capital, fulfillment of liquidity needs and fiduciary control of cash and investments. We also seek to maximize income from our investments without assuming significant risk. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. The securities in our investment portfolio are not leveraged, are classified as available for sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any material negative impact on the value of our investment portfolio.

CONTROLS AND PROCEDURES

Our management and independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting as of December 31, 2006 in accordance with the provisions of the Sarbanes-Oxley Act of 2002. Had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002, control deficiencies may have been identified by management or our independent registered public accounting firm, and those control deficiencies could have also represented one or more material weaknesses.

Material weaknesses may exist when we report on the effectiveness of our internal control over financial reporting for purposes of our reporting requirements under the Securities Exchange Act of 1934 or Section 404 of the Sarbanes-Oxley Act of 2002 after this offering. The existence of one or more material weaknesses precludes a conclusion that we maintain effective internal control over financial reporting. Such conclusion would be required to be disclosed in our future Annual Reports on Form 10-K and may impact the accuracy and timing of our financial reporting and the reliability of our internal control over financial reporting.

Business

OVERVIEW

Helicos BioSciences Corporation is a life sciences company focused on innovative genetic analysis technologies for the research, drug discovery and clinical diagnostics markets. We plan to launch our first commercial product, the HeliScope system, in the fourth quarter of 2007. This system is based on our proprietary True Single Molecule Sequencing, or tSMS, technology which enables rapid analysis of large quantities of genetic material by directly sequencing single molecules of DNA or single DNA copies of RNA. This approach differs from current methods of sequencing DNA because it analyzes individual molecules of DNA directly instead of analyzing a large number of copies of the molecule produced through complex sample preparation techniques. Our tSMS technology eliminates the need for costly, labor-intensive and time-consuming sample preparation techniques, such as amplification or cloning, which are required by other methods to produce a sufficient quantity of genetic material for analysis. By enabling direct sequencing of single DNA molecules, we believe that our tSMS technology represents a fundamental breakthrough in genetic analysis.

Most of the common diseases that account for significant morbidity and mortality, such as cancer, heart disease and diabetes, have complex genetic components, which researchers are seeking to understand fully through genetic analysis. In the last 20 to 30 years, scientists have developed a variety of genetic analysis methods, including DNA sequencing, gene expression analysis and genotyping. In 2006, sales of systems, supplies and reagents for performing these genetic analysis methods represented an approximately $5 billion market worldwide according to Strategic Directions International. Despite their broad use, most existing technologies have significant cost, accuracy and throughput limitations and lack the capacity for cost-effective and comprehensive genome-wide analysis on large numbers of samples. Knowledge of the human genome has grown dramatically since its sequence was determined earlier this decade. Recent research suggests that a significant portion of what was once thought to be composed of non-functional "junk DNA" is functionally active. To fully understand the biology of gene and genome regulation, we believe that researchers are contemplating experiments on an exponentially larger scale involving thousands of patients or thousands of compounds. Many scientists believe that these experiments would be enabled by a 10,000-fold decrease in the cost per base of reagents and supplies for DNA sequencing.

We believe that our tSMS technology will represent the first comprehensive and universal solution for single molecule genetic analysis and that its adoption can expand the market for genetic analysis while dramatically lowering the cost of individual analyses. Our goal is to enable genetic analysis on an unprecedented scale by providing scientists and clinicians with the ability to compare genes and genomes from thousands of individuals. If we are successful in developing products based on our tSMS technology, the information generated from using those products may lead to improved drug therapies, personalized medical treatments and more accurate molecular diagnostics for cancer and other diseases.

Our HeliScope system is designed to obtain sequencing information by repetitively performing a cycle of biochemical reactions on individual DNA molecules and imaging the results after each cycle. The system consists of an instrument, associated reagents, which are chemicals used in the sequencing process, and disposable supplies. We have designed, assembled and are testing a prototype of the commercial version of our HeliScope system. We plan to launch the system through a specialized sales, marketing and service force.

The imaging capability of the HeliScope system is designed to accommodate performance beyond what is needed to meet the system's initial goals, providing the flexibility to introduce substantial throughput and cost improvements in the future without major changes to or replacement of the instrument. Based on the results we have obtained with development versions, we believe that the HeliScope system will ultimately enable the automated, parallel sequencing of billions of individual DNA molecules at orders of magnitude greater speed and lower cost than the current market-leading sequencing systems.

BACKGROUND ON DNA STRUCTURE AND FUNCTION

The genetic program that controls a living cell is encoded in its DNA. The diagram below shows the typical double-helix structure of DNA. The two strands are made of subunits called nucleotides, each of which contains a phosphate, a sugar and a side-chain called a base. The phosphates and sugars form the backbone of the polymer, and the bases face each other. The letters A, G, T and C represent the four types of bases: adenine, guanine, thymine and cytosine.

The bases align with each other in a complementary structure held together by hydrogen bonds. A "T" on one strand always bonds with an "A" on the other strand, and a "G" on one strand always bonds with a "C" on the other strand. This bonding between DNA strands is called hybridization, and the resulting structure is called a base pair.
The genome of an organism is a complete DNA sequence of that organism. The human genome contains about three billion base pairs of DNA, which is represented twice in each cell. In a human, the individual acquires one version of the genome from the mother and one version from the father.
The human genome includes approximately 30,000 genes. Genes are segments of DNA that tell the cell how to make proteins. Each gene has one or more parts called coding regions that specify the sequence of amino acids for that protein. Genes also contain regulatory elements that determine when, where and how much protein is made. While it is currently understood that approximately 97% of the human genome does not code for proteins, recent research suggests that this non-coding DNA also contains important regulatory elements.
The process of making proteins using the information in DNA involves a process called gene expression. When a gene is expressed, enzymes called RNA polymerases transcribe the coding region into molecules of messenger RNA, or mRNA. The mRNA moves from the nucleus into the cytoplasm, where the cell's protein synthesis machinery translates the genetic sequence information and assembles a chain of amino acids into a protein.

On June 26, 2000, scientists announced completion of the rough draft human genome sequence. This ten-year effort, known as the Human Genome Project, yielded many surprising discoveries. Among these was the realization that the human genome contains roughly the same number of genes, about 30,000, as other mammalian species. Moreover, the vast majority of genes and their sequences were found to be remarkably similar among different species. Much ongoing research involves understanding the subtle variations in genes and regulatory regions of the genome that make a human different from a mouse, and make individuals within a species different from each other.

Studying how genes and proteins differ between species and among individuals within a species helps scientists to determine their functions and their roles in health and disease. Inherited genetic variations among individuals contribute to differences in susceptibility to diseases and responses to drug treatments. Genetic mutations that arise in the body can lead to the development of cancer and other diseases. In addition, cells of the immune system have the means to rearrange their genes to better fight infection, but faulty operation of this system can lead to inflammatory and autoimmune diseases. Increased understanding of genetic variation is expected to yield improvements in the diagnosis, treatment and even prevention of many diseases.

INDUSTRY OVERVIEW

Genetic analysis market opportunity

Since the development of genetic engineering techniques in the 1970s, the analysis of genetic material has become a mainstay of biological research. The first automated DNA sequencer was invented in 1986, based on technology developed by Frederick Sanger and his colleagues in 1975, which is commonly referred to as Sanger sequencing. Subsequent versions of commercial DNA sequencers have increased the speed of DNA sequencing by 3,000 fold, making possible the Human Genome Project. Today, manufacturers of systems, supplies and reagents for performing genetic analysis, which includes DNA sequencing, genotyping, and gene expression analysis, serve a worldwide market of approximately $5 billion, according to Strategic Directions International. Strategic Directions International estimates that DNA sequencing serves approximately 17% of this demand for genetic analysis. We believe that the cost, time and complexity of Sanger methods of DNA and RNA sequencing have limited its applications within the genetic analysis market. The remainder of this market is addressed by other genetic analysis methods, such as gene expression analysis and genotyping. These other methods have lower costs than sequencing complete genomes but provide more limited information.

The problem

To explore the next frontier of biomedical research, scientists must design comprehensive experiments on a larger scale than previously thought possible. Current methods of genetic analysis include DNA sequencing, gene expression analysis and genotyping. DNA and RNA sequencing provide the most comprehensive genome-wide information; however, the limitations of Sanger sequencing technologies restrict their use in large-scale studies and as a replacement for multiple technologies. In particular, limitations of Sanger sequencing include:

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Low throughput. Scientists measure the throughput of a DNA sequencing technology based on the number of bases analyzed per unit of time. We believe the highest-throughput automated Sanger sequencers can produce up to 2.9 million bases of genomic sequence data per day, or approximately 120,000 bases per hour, based on their performance specifications. Accordingly, we estimate it would take a single Sanger sequencer nearly 50 years to sequence an entire individual human genome. This timeframe is impractical for population disease studies as well as for individualized patient analysis and diagnostics.

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Lack of sensitivity. Sanger sequencing instruments inherently lack the sensitivity to analyze single molecules and therefore require the use of amplification or cloning to make thousands to millions of copies of DNA to obtain sufficient genetic material for sequencing. A preferred method of amplification involves a biochemical process known as a polymerase chain reaction, or PCR. However, PCR introduces new errors in the analyzed genetic sequence in each round of the copying process, which may result in incorrect and possibly misleading results. In an important recent study of mutations in cancer cells published in the October 2006 edition of Science, PCR-related errors accounted for more than one-third of the putative candidate mutations. In addition, the use of amplification or cloning results in a population of molecules, the sequences of which are averaged together, thus making it difficult to detect low-prevalence sequence variations in the starting sample.

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High cost. The cost of sample preparation and sequence analysis for a complete individual human genome using current Sanger sequencing methods is approximately $10 million according to the National Institutes of Health. The high cost of sequencing has restricted scientific research. For example, for almost twenty years the scientific community has understood that cancer is a disease arising from mutations of the genome yet, to our knowledge, not a single complete cancer genome has been sequenced to date.

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Complex and hard-to-use. Sanger sequencing technologies require extensive, labor-intensive and time-consuming sample preparation processes. These sample preparation processes often involve costly additional capital equipment, reagents, supplies and physical space as well as experimental redundancy to account for human error or limitations in accuracy. Thus, the complexity of sample preparation creates workflow bottlenecks in applying Sanger sequencing to large numbers of samples.

We are aware of emerging technologies that seek to improve the speed and reduce the per base cost of sequencing. However, these emerging technologies may continue to be limited by the need for amplification or cloning to obtain enough DNA or RNA from a sample for their instruments to adequately read the sequence. As with Sanger-based sequencing technologies, this requirement for amplification or cloning adds to the cost and complexity of these emerging sequencing methods and may limit the accuracy of the data they produce.

The prohibitive cost of high-volume sequencing at the genome scale has caused scientists to use other genetic analysis technologies to examine discrete aspects of gene structure or function. For example, researchers use gene expression analysis to compare amounts of mRNA made from different genes, and genotyping to examine specific gene segments known to contain sequence variations, called single nucleotide polymorphisms, or SNPs. Technologies available for gene expression analysis and genotyping include:

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chip- or bead-based arrays, in which collections of short DNA molecules are attached to the surface of a glass chip or to beads and used to determine the identity and abundance of particular DNA or RNA molecules in a sample; and

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real-time PCR, also called RT-PCR, which is the method of biochemically copying or amplifying the DNA in a sample through a process called PCR in which the identity and quantity of amplified DNA from the sample is measured as the analysis is performed.

While these other genetic analysis technologies address the cost limitations of DNA and RNA sequencing, they generally provide only limited information and suffer from a range of drawbacks. The following table summarizes the advantages and disadvantages of the genetic analysis technologies described above:

Comparison of established genetic analysis technologies
Analysis	Description	Technology		Advantages		Disadvantages

Sequencing	Determination of the complete sequences of DNA or RNA molecules	Automated Sanger-based instruments	–> –>	Comprehensive sequence information Industry standard technology	–> –> –>	High cost Low throughput Complex sample preparation
	Detection and quantitation of RNA to determine gene expression levels	DNA arrays on chips or beads RT-PCR	–> –> –> –>	Can perform genome-wide analysis of expressed genes Widely available Absolute quantitation Greater sensitivity	–> –> –> –>	Low sensitivity Relative quantitation Limited sequence information Higher cost per gene than arrays
Gene Expression Analysis
	Analysis of short specific sequences within genomic DNA to look for known variants	DNA arrays on chips or beads RT-PCR	–> –> –>	High throughput/low cost per genotype Can be applied to large numbers of samples Higher sensitivity than arrays	–> –> –> –>	Provides only limited genomic information Applies only to known sequence variants Provides very limited genomic information Higher cost per genotype than arrays
Genotyping

The scope and pace of much important research, and the routine application of genetics in clinical medicine, remain limited by the cost and throughput of the currently available genetic analysis systems. Many scientists believe that a further 10,000-fold decrease in the cost per base of reagents and supplies for DNA sequencing would enable unprecedented research and large-scale clinical and other scientific studies. This goal is endorsed by the National Institutes of Health, whose National Human Genome Research Institute established the "Revolutionary Genome Sequencing Technologies—The $1,000 Genome," grant program to fund researchers' efforts to develop technology to enable the complete sequencing of an individual human genome at a cost of approximately $1,000. This goal is measured by the cost of the consumables used in the sequencing of the human genome and without regard to the cost of the sequencing instrument. In September 2006, we received a $2 million grant under this program.

Scientists have long realized that many of the disadvantages of Sanger sequencing could be addressed through the direct sequencing of single molecules. For nearly 20 years, researchers have attempted without success to develop such a single molecule sequencing technology. Past efforts fell short largely due to complexity or technological hurdles in signal detection, surface materials, biochemistry, enzymology, bioinformatics, automation or engineering. In 2003, one of our co-founders, Stephen Quake, DPhil, demonstrated, we believe for the first time, that sequence information could be obtained from single molecules of DNA. We have replicated and improved upon Professor Quake's approach to develop our tSMS technology. We are not aware of any company that has successfully developed a single molecule sequencing technology.

THE HELICOS SOLUTION

Our tSMS technology is a powerful new approach to the large-scale analysis of DNA and RNA. We believe our HeliScope system, based on this technology, has the potential to deliver unprecedented performance compared to the current market-leading sequencing methods. This novel approach allows our system to analyze billions of sequences in parallel and avoids the need for amplification or cloning required by existing methods. Our products utilizing our tSMS technology will benefit from simple, scalable sample preparation techniques and automated high-throughput sequencing processes that we believe enable sequencing at significantly greater speed and much lower cost than other methods. We believe this technology will provide scientists and clinicians with extensive capabilities for basic and translational research, for pharmaceutical research and development and for the development and clinical application of genetic diagnostics. We believe that our products based on our technology will ultimately make it practical to compare genes and genomes from thousands of individuals, thereby enabling revolutionary biomedical research. In turn, subsequent discoveries may lead to more accurate molecular diagnostics for cancer and other diseases, improved drug therapies and personalized medical treatments.

Our HeliScope system is designed to provide the following advantages over current Sanger sequencing technologies:

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Enhanced throughput. Scientists measure the throughput of a DNA sequencing technology based on the number of bases analyzed per unit of time. Initially, we expect the HeliScope system to achieve throughput of approximately 25 to 90 million analyzable bases per hour, depending on the application. This compares to a throughput of approximately 120,000 bases per hour for current Sanger sequencing technologies. In addition, we have designed the imaging capability of the HeliScope system to accommodate a maximum throughput approaching one billion bases per hour, which would represent a more than 8,000-fold improvement over the published specifications of current market-leading sequencing technologies. To achieve this additional increase in throughput, we will need to significantly improve the efficiency and accuracy of the system's sequencing reactions or the density of strands of DNA that bind to the surface of the flow cell in which the sequencing reactions take place and make corresponding enhancements to the image processing subsystem.

–>
Increased sensitivity. Our tSMS technology has the sensitivity to directly image and analyze single DNA molecules. Therefore, our HeliScope system will not require the sample preparation processes of existing sequencing technologies, which are costly, time-consuming and may introduce errors.

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Simplicity. Because the sample preparation process for genome sequencing using our HeliScope system involves only small quantities of reagents and a few simple steps, we believe that it will be less costly and time-consuming than the sample preparation processes used in current technologies.

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Lower cost. According to published price quotes from research core laboratories and other sequencing providers, the price of sequencing using current market-leading sequencing methods is approximately $3 per thousand bases of sequencing data. We believe that the largest genome sequencing centers charge approximately $1 per thousand bases. In large scale studies, we expect that our initial HeliScope system will enable users to generate sequencing information at a cost per thousand bases for reagents and supplies that is more than 100 fold lower. We are planning improvements, some of which are under way, that are designed to achieve a further per base cost reduction of approximately 100-fold without requiring major modifications to the instrument. These improvements relate to enhancing the performance of the system's reagents and disposable supplies and enhancing the image processing subsystem, increasing the number of DNA molecules that the HeliScope system can analyze per run and improving fluid handling to decrease reagent consumption.

We believe that our HeliScope system has the potential to be used not just for DNA sequencing, but also as a universal method of genetic analysis potentially replacing existing methods of gene expression analysis and genotyping. Based on its anticipated performance, we believe that the initial version of our HeliScope system will be able to perform applications of gene expression analysis at a comparable cost per sample, and in the case of high volume analyses, a significantly lower cost, in comparison with current technologies.

We believe that current genotyping technologies that scan a subset of previously identified sequence variations across the entire human genome achieve throughputs of one to two million genotypes per hour. Using an approach of sequencing short DNA segments containing these same sequence variations, we expect that the throughput of the initial HeliScope system would be comparable. However, by sequencing whole genomes, rather than selected short segments, we believe that the HeliScope system has the potential to provide significantly more information on genetic variation than current methods for genotype analysis. We expect that sequencing whole genomes with the initial version of our HeliScope system to identify the genotypes they contain would cost more per genotype than current methods of genotype analysis. In the future, if we achieve the additional approximate 100-fold decrease in sequencing cost per base that is our goal, we believe that high-volume genotype analysis by complete genome sequencing will cost less per genotype than current technologies and provide more information.

In addition, if our HeliScope system achieves the anticipated improvements in throughput and cost, we believe it would have the potential to enable genetic analyses on a scope and scale not currently practical with existing technologies. This would meaningfully expand the potential market for the HeliScope system beyond the current DNA sequencing market.

Our True Single Molecule Sequencing technology

Our tSMS technology enables the simultaneous sequencing of large numbers of strands of single DNA molecules. The first step of our single molecule sequencing approach is to cut, or shear, a sample of DNA into relatively small fragments. The double helix of each fragment is then separated into its two complementary strands. Each strand is used as a template for synthesis of a new complementary strand. This is accomplished through a series of biochemical reactions in which each of the four bases are successively introduced. If the introduced base is complementary to the next base in the template, it will be added to the new strand. Each of the added bases is tagged with a fluorescent dye, which is illuminated, imaged and then removed. The sequence of each new DNA strand is determined by collating the images of the illuminated bases. The raw sequencing data is then analyzed by computer algorithms.

The series of figures below outlines an example of how our tSMS technology operates to sequence single molecules from genomic DNA. The actual process our HeliScope system will utilize to sequence DNA molecules will depend on the application.

Figure 1
To prepare the sample for sequencing, the genomic DNA is first cut into small pieces of about 100 bases. The enzyme called terminal transferase is then used to add a string of "A" nucleotides to one end of each strand. Then, a nucleotide labeled with a single fluorescent dye molecule is added to the end of the strand.
Figure 2 Inside the flow cell, short strands of "T" nucleotides, called primers, have already been attached to the surface.

Figure 3
When the DNA sample is added, the strings of "As" on each DNA strand hybridize with the strands of "Ts" on the surface, anchoring the sample strands to be sequenced. The sample strands will act as a template and the strand of Ts as a "primer" for DNA synthesis. A laser subsystem illuminates the flow cell and the camera records the location of each captured sample strand. A mechanical stage moves the flow cell in sequential steps to allow the camera to image the entire active area of the flow cell. The dye molecules are then cleaved and washed away.

Figure 4
An enzyme called DNA polymerase and the first of the four types of our proprietary fluorescently labeled nucleotides are added. If the nucleotide is complementary to the next base in the template strand, the polymerase will add it to the primer strand. The nucleotides are designed to inhibit the polymerase from incorporating more than one base at a time on the same strand. Excess polymerase and unincorporated nucleotides are then washed away.

Figure 5
The laser subsystem illuminates the flow cell and the camera records the locations where fluorescently labeled nucleotides were added. The fluorescent dye molecules are then cleaved from the labeled nucleotides and washed away.

Figure 6
The process outlined in Figures 4 and 5 is repeated with each of the four types of labeled nucleotides. Repeating this cycle for a total of 120 times adds an average of more than 29 nucleotides to the primer strand. The number of bases added to a primer is the "read length."

Figure 7
The system's computer analyzes the series of images from each cycle and determines the sequence of bases in the template strand. The sequence is "read" by correlating the position of a fluorescent molecule in its vertical track with the knowledge of which base was added at that cycle. Finally, the sequence data is exported to another computer system for further analysis depending on the application.

The HeliScope system

The HeliScope system consists of the following components:

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an instrument which conducts, images and analyzes the biochemical sequencing reactions;

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consumable reagents, consisting of proprietary formulations of a DNA polymerase enzyme, our proprietary fluorescently tagged bases, our proprietary imaging reagent and a proprietary formulation of a cleavage reagent; and

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disposable supplies, which comprise flow cells that have a proprietary surface coating with the chemical and optical properties needed for single molecule sequencing.

Instrument.    The instrument component of the HeliScope system consists of a high-speed mechanical stage and a laser illumination subsystem, an image acquisition subsystem, a fluid handling subsystem and computer subsystems that control and analyze the sequencing reactions. To operate the instrument, a user loads a prepared sample of DNA onto our flow cell, places the flow cell on the mechanical stage and inserts our consumable reagent pack into the fluid handling system. From that point onward, all sequencing reactions are conducted automatically by the instrument. After each base is added, the mechanical stage moves the flow cells under a microscope lens. Four lasers illuminate the fluorescent tags of the bases, a camera images the flow cells through the microscope lens. The instrument's computer system assembles and analyzes the images of the fluorescent bases in order to determine the sequence of the bases. We have designed the HeliScope system to integrate easily into the laboratory environment and workflow of our customers.

Consumable reagents.    The biochemical sequencing reactions that occur in the HeliScope system involve the use of a proprietary formulation of a DNA polymerase enzyme, proprietary fluorescently tagged bases and proprietary imaging reagents. We have developed proprietary bases, called Virtual Terminators, that allow us to add only one base at a time to each DNA strand. Our proprietary imaging reagents improve the stability of our proprietary bases' fluorescent tags and increase their brightness. Our cleavage reagents are used to remove the fluorescent tags from our proprietary bases.

Disposable supplies.    The HeliScope system is designed to perform sequencing reactions inside two glass flow cells. The system alternates between the flow cells, performing sequencing reactions in one flow cell while recording images from the other. Each flow cell has an active area of about 16 square centimeters and contains 25 separate channels. Our flow cells are designed to allow researchers to sequence separate samples in each channel, which will enable the simultaneous sequencing of at least 50 different DNA samples. The initial version of our flow cell is designed to permit binding of DNA strands at an average density of approximately 100 million strands of DNA per square centimeter, equaling an average of approximately 3.2 billion strands of DNA for both flow cells.

Development Status

We are performing genetic analysis using our tSMS technology on our nine development stage instruments. These instruments include early versions of the components that will comprise the instrument portion of our planned commercial HeliScope system, and operate using the reagents that will be included in the commercial version of the HeliScope system.

We have designed, assembled and are testing a prototype of the HeliScope system that incorporates the critical subassemblies necessary for commercial shipment. Each of the subassemblies included in the prototype that are key to performing genetic analysis at the rate expected at commercial launch has been tested and is expected to meet the performance specifications for our first commercial applications. Prior to commercial launch, we must show that the subassemblies operate sucessfully together to attain the functionality we will require for the launch. That work is ongoing and we expect it to be completed in time to ship our first commercial unit before the end of this year.

Early Market Focus

We intend to focus our early marketing efforts on two categories of analysis: DNA sequencing of specific regions of the genome and gene expression analysis of known genes of interest.

For DNA sequencing, we expect the HeliScope system's initial sequencing reaction efficiency and accuracy will lead to an average throughput of approximately 25 million analyzable bases per hour. At this expected throughput, we intend to focus our marketing efforts on customers interested in sequencing specific regions of the genome on large numbers of samples. These customers are primarily involved in the conduct of disease association studies, cancer research and pharmaceutical development.

For gene expression, we expect the HeliScope system's initial sequencing reaction efficiency and accuracy will lead to an average throughput of 90 million analyzable bases per hour. At this throughput, we intend to focus our marketing efforts on customers interested in applying gene expression analysis to drug discovery and to the identification of prognostic indicators of disease.

APPLICATIONS

We anticipate that the primary applications for large-scale genetic analysis, which we expect our HeliScope system to facilitate, will include:

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Disease association studies. Many common diseases and conditions involve complex genetic factors interacting to produce the visible features of that disease, also called a phenotype. Multiple genes and regulatory regions are often associated with a particular disease or symptom. By sequencing the genomes or selected genes of many individuals with a given condition, it may be possible to identify the causative mutations underlying the disease. This research may lead to breakthroughs in disease detection, prevention and treatment.

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Cancer research. Cancer genetics involves understanding the effects of inherited and acquired mutations and other genetic alterations. The challenge of diagnosing and treating cancer is further compounded by individual patient variability and hard-to-predict responses to drug therapy. We believe the availability of low-cost genome sequencing to characterize acquired changes of the genome that contribute to cancer based on small samples or tumor cell biopsies, would enable improved diagnosis and treatment of cancer.

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Pharmaceutical research and development. One promise of genomics has been to accelerate the discovery and development of more effective new drugs. The impact of genomics in this area has emerged slowly because of the complexity of biological pathways, disease mechanisms and multiple drug targets. Single molecule sequencing could enable high-throughput screening in a cost-effective manner using large scale gene expression analysis to better identify promising drug leads. In clinical development, our technology could potentially be used to generate individual gene profiles that can provide valuable information on likely response to therapy, toxicology or risk of adverse events, and possibly to facilitate patient screening and individualization of therapy.

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Infectious disease. All viruses, bacteria and fungi contain DNA or RNA. The detection and sequencing of DNA or RNA from pathogens at the single molecule level would provide medically and environmentally useful information for the diagnosis, treatment and monitoring of infections and to predict potential drug resistance.

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Autoimmune conditions. Several autoimmune conditions, ranging from multiple sclerosis and lupus to transplant rejection risk, are believed to have a genetic component. Monitoring the genetic changes associated with these diseases may enable better patient management.

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Clinical diagnostics. Patients who present the same disease symptoms often have different prognoses and responses to drugs based on their underlying genetic differences. We believe that delivering patient-specific genetic information at a reasonable cost represents a multi-billion dollar potential market waiting to be unlocked. Commercial markets for molecular diagnostics include gene- or expression-based diagnostic kits and services, companion diagnostic products for selecting and monitoring particular therapies, as well as patient screening for early disease detection and disease monitoring. Creating more effective and targeted molecular diagnostics and screening tests requires a better understanding of genes, regulatory factors and other disease- or drug-related factors, which we believe our single molecule sequencing technology has the potential to enable.

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Agriculture. Agricultural research has increasingly turned to genomics for the discovery, development and design of genetically superior animals and crops. The agribusiness industry has been a large consumer of genetic technologies—particularly microarrays—to identify relevant genetic variations across varieties or populations. Our sequencing technology may provide a more powerful, direct and cost-effective approach to gene expression analysis and population studies for this industry.

OUR BUSINESS STRATEGY

Our goal is to become the leading global provider of high-throughput genetic analysis systems. To achieve this objective, our strategy is to:

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Define the future of genetic analysis based on single molecule sequencing. We plan to launch the first commercial version of our HeliScope system in the fourth quarter of 2007. We believe this will be the world's first system based on single molecule sequencing technology, and that its capabilities will enable much larger scale genetic analysis applications and fundamentally change the way in which genetic analysis is performed. We plan to demonstrate the benefits and advantages of single molecule sequencing through our commercial and marketing activities.

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Penetrate the genetic analysis market through an initial set of key early adopter customers. We expect to focus initially on early adopters who routinely purchase cutting-edge technologies. Typical early adopters include genome sequencing centers focused on establishing the technology infrastructure for medical genetics studies, pharmaceutical companies conducting gene expression based drug discovery efforts—from primary screening of millions of compounds to detailed mechanism of action studies of preclinical candidates, and clinical research institutions.

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Create a specialized sales, marketing and service force. We plan to recruit and train a specialized sales, marketing and service force focused on customers interested in large scale genetic analysis applications. Because the market for genetic analysis instruments is relatively concentrated at this time, we believe that we will be able to better access and support our customers through well-trained and experienced personnel under our direct control.

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Generate a recurring revenue stream through the sale of proprietary reagents and disposable supplies. We expect that each installed HeliScope system will generate substantial ongoing revenue from the sale of proprietary reagents and disposable supplies. Our plan is to focus a portion of our sales force on maximizing sales of these products.

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Continually enhance product performance to increase both market share and market size. We intend to focus our research and development and engineering efforts on continually developing our HeliScope system with the goal of enabling DNA sequencing equivalent to the full sequencing of an individual human genome at a price approaching $1,000 for reagents and disposable supplies. If we achieve this goal, we believe we will expand the market for genetic analysis tools and increase our market share.

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Apply our tSMS technology to enable future molecular diagnostic applications. We intend to devote some of our research effort to developing diagnostic applications of our tSMS technology. Although this is not our near term focus, we believe that a very large market opportunity awaits those who can deliver patient-specific genomic information to clinicians at an attractive price. Our commercialization strategy for this market may include collaborating with established clinical diagnostic companies.

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Apply our tSMS technology in other key areas of biology. We believe that our tSMS technology has applications beyond genetic analysis. Specifically, we expect that areas of biology, such as protein-protein interactions, single molecule protein identification, analyzing antibody-antigen binding, and performing single molecule protein sequencing assays, may be attractive fields for future application of our tSMS technology.

RESEARCH AND DEVELOPMENT

Over 75% of our current employees are engaged in research, development and engineering. The wide variety of technical disciplines required for the development of a commercial single molecule sequencing system is represented within our research and development organization, which includes the following functional groups: research, methods development, chemical development, organic synthesis, engineering, sequencing development and scientific informatics. Our research and development staff includes 32 PhD scientists and two PhD engineers.

We have rapidly advanced the development of our tSMS technology since we began operations in 2003. In 2004, we began to produce sequence data from single molecules of DNA and in 2005, we sequenced genomic DNA from a small virus called M13 using our tSMS technology. Also in 2005, we began to design the HeliScope system. In 2006, we received a $2 million grant from the National Human Genome Research Institute. Also in 2006, we completed the design of the critical components of the HeliScope system. In the first quarter of 2007, we assembled and began testing a prototype of the commercial HeliScope system.

We will continue to invest in research and development to further improve the performance of our HeliScope system beyond its performance characteristics at commercial launch. Our goal is to achieve a further reduction of DNA sequencing cost per base of approximately 100 fold without requiring major modifications to the HeliScope system's instrument. We describe below some of the ways in which we have improved the performance of the tSMS technology for use in the HeliScope system and ways in which we believe we can further improve performance on an ongoing basis.

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Improved flow cell surface stability. By optimizing the surface coating of the flow cell and the reagents used in the HeliScope system, we have increased the stability of DNA attachment to the flow cell surface. We are working on further increases in stability in order to increase the number of strands that remain present at the end of a run and thus the amount of sequence data produced.

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Increased sequencing reaction efficiency and accuracy. In the course of developing our proprietary sequencing process and reagents, we have significantly increased the efficiency with which new bases are added to a growing DNA strand and the accuracy with which they are detected. We are working to further increase efficiency and accuracy at each step of the sequencing process to continue to increase the number of DNA strands that are useful for genetic analysis.

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Increased density of DNA strands. We have successfully developed the flow cells in our HeliScope system to permit binding of DNA strands at an average density of approximately 100 million strands per square centimeter. We are performing additional development work in the area of surface chemistry in an effort to increase the number of DNA strands that can be anchored to the surface of the flow cells. Our efforts in this area are based in part on technology invented by our co-founder, Stephen Quake, and recently licensed by us from the California Institute of Technology. Based on work performed in Professor Quake's laboratory, we believe that this technology may enable us to increase the average binding density of DNA strands to up to four hundred million per square centimeter.

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Enhanced speed of image processing subsystem. We have developed high speed image processing that enables analysis of the images produced by the HeliScope system. We are enhancing the speed of the image processing subsystem to complement the other improvements in chemistry, surface stability and strand density.

We believe that each of the above improvements, if successful, would increase the throughput of the HeliScope system and reduce the cost per base of sequencing. We are also planning other improvements, such as reducing reagent consumption, reducing image acquisition time, and enhancing the performance of the system's mechanical components, with the goal of further increasing throughput and reducing cost.

In the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2007 we spent $4.2 million, $8.4 million, $14.4 million and $5.4 million respectively, on company-sponsored research and development activities.

MANUFACTURING

We initially intend to manufacture our instruments using a combination of outsourced components and subassemblies with internal final assembly and testing. We are in the process of recruiting manufacturing personnel and purchasing tooling required for the commercial product launch of the HeliScope system. Prior to product launch, we need to complete assembly, testing and performance validation of the system and take other steps to prepare for the commercial scale manufacture of the system, including the development of manufacturing documentation and the development and implementation of quality assurance and quality control procedures. We have qualified manufacturers for each of the major components and subassemblies for our system and have begun to place purchase orders with these manufacturers for the components and subassemblies of the HeliScope systems that we plan to ship in 2007. We will initially manufacture the proprietary reagents for our system internally. Over time, we may establish additional outsourcing arrangements. While we believe our current facilities are adequate to meet our manufacturing needs for at least the next two years, we may need to lease additional space.

MARKETING, SALES, SERVICE AND SUPPORT

The market for high-performance genetic analysis tools is relatively concentrated among large genome sequencing centers, major biotechnology and pharmaceutical companies and major academic medical centers and research institutions. To address this market, we are recruiting an initial specialized sales, marketing and service force of approximately 20 people to launch the HeliScope system. We intend to expand this commercial organization in North America, Europe and parts of Asia. We believe that we will be able to better access the market for genetic analysis instruments and support our customers through well-trained and experienced personnel under our direct control.

OUR SCIENTIFIC ADVISORY BOARD

We have established a scientific advisory board consisting of individuals whom we have selected for their particular expertise in the fields of genomics, physics, molecular biology, chemistry and engineering. We anticipate that our scientific advisory board members will consult with us on matters relating to:

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our sales and marketing strategy;

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our research and development efforts;

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opportunities for strategic collaborations;

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new technologies relevant to our research and development efforts; and

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scientific and technical issues relevant to our business.

All of our advisors are employed by organizations other than us and may have commitments to or consulting or advisory agreements with other entities that may limit their availability to us. Our scientific advisory board currently consists of the following members:

Stephen R. Quake, DPhil, is a co-founder of Helicos and serves as the Chairman of our Scientific Advisory Board. Stephen R. Quake is a Professor of Bioengineering at Stanford University and an Investigator of the Howard Hughes Medical Institute. In 2003, Professor Quake and his team made a major breakthrough in genetic analysis by being the first to successfully obtain sequence information from single molecules of DNA. Professor Quake's numerous career recognitions include "Career" and "First" awards from the National Science Foundation and National Institutes of Health, the Packard Fellowship and the NIH Director's Pioneer Award. His contributions to the development of new biotechnology at the interface between physics and biology have also been recognized with recent awards from the MIT Technology Review Magazine and Popular Science.

George Church, PhD, is currently Professor of Genetics at Harvard Medical School. With Walter Gilbert he developed the first direct genomic sequencing method in 1984. He helped initiate the Human Genome Project while he was a Research Scientist at newly-formed Biogen Inc. and a Monsanto Life Sciences Research Fellow at the University of California at San Francisco. He invented the broadly-applied concepts of molecular multiplexing and tags, homologous recombination methods, and DNA array synthesizers. Technology transfer of automated sequencing and software to Genome Therapeutics Corp. resulted in the first commercial genome sequence (the human pathogen, H. pylori) in 1994. He is a senior editor for Nature and Molecular Systems Biology.

Steven Chu, PhD, is a Nobel Laureate in Physics who is currently the Director of the Lawrence Berkeley National Laboratory, Professor of Physics and Professor of Molecular and Cellular Biology at the University of California, Berkeley. Dr. Chu's lab developed novel methods to cool and trap atoms with laser light for which he received the 1997 Nobel Prize in Physics. Dr. Chu serves on the Boards of the Hewlett Foundation, the University of Rochester and NVIDIA, as well as the scientific boards of the Moore Foundation and NABsys. Dr. Chu is a member of the National Academy of Sciences, the American Philosophical Society, the American Academy of Arts and Sciences, the Academia Sinica and a foreign member of the Chinese Academy of Sciences and the Korean Academy of Science and Engineering.

Donald M. Crothers, PhD, is a Sterling Professor Emeritus of Chemistry and Professor Emeritus of Molecular Biophysics and Biochemistry at Yale University, where he began his faculty career in 1964. His research interests encompass the physical chemistry of biological polymers, particularly that of nucleic acids. He also served on the editorial board of numerous journals including Biochemistry,

Journal of Molecular Biology, Biopolymers, Nucleic Acid Research and the Quarterly Review of Biophysics.

Leroy Hood, PhD, is the President and co-founder of the Institute for Systems Biology in Seattle, Washington. His research has focused on the study of molecular immunology, biotechnology and genomics. Dr. Hood is well known as the inventor of the automated Sanger DNA sequencer. He has also played a role in founding numerous biotechnology companies, including Amgen, Applied Biosystems, Systemix, Darwin and Rosetta Inpharmatics. Dr. Hood is a member of the National Academy of Sciences, the American Philosophical Society, the American Association of Arts and Sciences and the Institute of Medicine. He has published more than 600 peer-reviewed papers, has 14 issued patents, and has co-authored textbooks in biochemistry, immunology, molecular biology and genetics.

David R. Liu, PhD, is Professor of Chemistry and Chemical Biology at Harvard University, a Howard Hughes Medical Institute investigator and an Associate Member of the Broad Institute of MIT and Harvard. He initiated the first general effort to expand the genetic code in living cells. He has received distinctions including the American Chemical Society Pure Chemistry Award, the American Chemical Society Arthur C. Cope Young Scholar Award, the GlaxoSmithKline Chemistry Scholar Award, the AstraZeneca Pharmaceuticals Excellence in Chemistry Award, the Searle Scholars Award, the NSF CAREER Award, the Sloan Foundation Fellowship, the Beckman Foundation Young Investigator Award, the Office of Naval Research Young Investigator Award and the university-wide Roslyn Abramson Award for undergraduate teaching at Harvard. He was recently named to the Popular Science "Brilliant 10" for young scientists in the United States, as well as to the MIT TR100 for young innovators.

Eugene W. Myers, PhD, is a Group Leader at the Janelia Farm Research Campus of the Howard Hughes Medical Institute. He was one of the first computer scientists to enter the field of computational molecular biology in the early 1980s, and was a key developer in the 1990s of BLAST, the industry standard tool for performing DNA sequence comparisons. In 1995 he and James Weber proposed the whole genome shotgun sequencing of the human genome, and in 1998 he joined the founding team of Celera Genomics to accomplish that mission. Dr. Myers has received multiple distinctions in his career, including the Newcomb Cleveland Award for best article in Science, the ACM Paris Kanellakis Theory and Practice Award and the International Max Planck Prize. He has been elected to the National Academy of Engineering as well as the German National Academy of Science, Leopoldina. Dr. Myers has authored more than 90 peer-reviewed articles and four patents.

Milan Mrksich, PhD, is a Professor of Chemistry at the University of Chicago and a Howard Hughes Medical Institute investigator. He is a founding member of the Institute for Biophysical Dynamics and serves as the Associate Director of the NanoScale Science and Engineering Center, centered at Northwestern University. His group leads in the emerging area of engineering interfaces between materials and biological environments. Dr. Mrksich also serves on the scientific advisory boards of ChemoCentryx and Surface Logix and on the advisory board of the Searle Scholars Program and the National Institutes of Health EBT Study Section. Dr. Mrksich also serves on the board of governors of Argonne National Laboratory, as Vice Chair of the DARPA Defense Sciences Research Council and as a member of the editorial boards of Langmuir, IEEE Transactions on NanoBioscience, Chemistry & Biology and Chemical Society Reviews. He has over 100 published papers and ten patents.

John Quackenbush, PhD, serves on the faculty at the Dana-Farber Cancer Institute with appointments as Professor of Biostatistics and Computational Biology and as Professor of Computational Biology and Bioinformatics at the Harvard School of Public Health. Dr. Quackenbush's work focuses on functional and comparative genomics and bioinformatics and its application to the study of human disease. He is on the editorial boards of five major journals and Editor-in-Chief at Genomics, recently completed a four-year appointment as a standing member of the NIH GCAT Study Section, and is a member to two National Research Council panels examining the applications of genomic approaches to the study of toxicology.

Victor E. Velculescu, MD, PhD, is an Assistant Professor of Oncology at The Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins. He is internationally known for developing technologies that have been instrumental in the molecular analysis of human cancer, including SAGE (serial analysis of gene expression), a revolutionary method for global gene expression profiling and recently led an effort that described the first mutational analysis of an entire gene family in human cancers. Dr. Velculescu has already received a variety of honors for his work in genomic technologies and cancer research, including the Grand Prize Winner of the Amersham Pharmacia Biotech & Science Young Scientist Prize, The Johns Hopkins University Michael A. Shanoff Award and the Dynal Literature Award. In the lay press, Dr. Velculescu has been recognized by Popular Science as one of the "Brilliant 10" young scientists of the year and by Biography magazine as one of "10 Future Classics."

COMPETITION

Competition among entities developing or commercializing instruments, research tools or services for genetic analysis is intense. A number of companies offer DNA sequencing equipment or consumables, including the Applied Biosystems division of Applera Corporation, Beckman Coulter, Inc., the Amersham Biosciences business of General Electric Company, and Roche Applied Science in partnership with 454 Life Sciences, which Roche recently agreed to acquire. Furthermore, a number of other companies and academic groups are in the process of developing or commercializing novel techniques for DNA sequencing. These companies include, among others, Agencourt Personal Genomics (which has been acquired by Applied Biosystems), Genizon BioSciences, Genovoxx, Solexa, Inc. (which was recently acquired by Illumina, Inc.), Intelligent Bio-Systems, LI-COR Biosciences, Lucigen, Microchip Biotechnologies, Pacific Biosciences, Perlegen Sciences, Shimadzu Biotech, VisiGen Biotechnologies and ZS Genetics. A number of companies offer equipment and supplies for gene expression and/or genotyping including Affymetrix, Inc., Agilent Technologies, Applera Corporation, Bio-Rad Laboratories and Illumina, Inc. In order to successfully compete against existing and future technologies, we will need to demonstrate to potential customers that the price and performance of our technologies and products and our customer support capabilities are superior to those of our competitors.

Many of our competitors have substantially greater capital resources, research and product development capabilities and greater financial, scientific, manufacturing, marketing, and distribution experience and resources, including human resources, than we do. These competitors may develop or commercialize genetic analysis technologies before us or that are more effective than those we are developing. Moreover, our competitors may obtain patent protection or other intellectual property rights that could limit our rights to offer genetic analysis products or services.

INTELLECTUAL PROPERTY

Developing and maintaining a strong intellectual property position is an important element of our business strategy. We have developed an extensive patent strategy. Currently, our patent portfolio relating to our proprietary technology is comprised, on a worldwide basis, of ten issued patents and 89 pending patent applications which, in either case, we own directly or for which we are the exclusive or semi-exclusive licensee. The issued patents expire on dates ranging from 2017 through 2024. A number of these patents and patent applications are foreign counterparts of U.S. patents or patent applications. Among other things, our patent estate includes patents and/or patent applications having claims directed to:

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the overall tSMS method;

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certain components of the HeliScope system, including our laser illumination subassembly, our flow cells and various methods for using our HeliScope;

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methods for focusing our lasers and imaging our flow cell surfaces, and our use of combinations of laser optical paths;

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our Virtual Terminator nucleotides and other nucleotides;

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various aspects of our sample preparation processes;

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algorithms for analysis of our data; and

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reagent formulations for imaging and for sequencing.

Patent law relating to the scope of claims in the technology field in which we operate is still evolving. The degree to which we will be able to protect our technology with patents, therefore, is uncertain. Others may independently develop similar or alternative technologies, duplicate any of our technologies and, if patents are licensed or issued to us, design around the patented technologies licensed to or developed by us. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

We regard as proprietary any technology that we or our exclusive licensors have developed or discovered, including technologies disclosed in our patent estate, and that was not previously in the public domain. Aspects of our technology that we consider proprietary may be placed into the public domain by us or by our licensors, either through publication or as a result of the patent process. We may choose for strategic business reasons to make some of our proprietary technology publicly available whether or not it is protected by any patent or patent application.

With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to obtain or enforce, we may rely on trade secret protection and/or confidentiality agreements to protect our interests. While we require all employees, consultants, collaborators, customers and licensees to enter into confidentiality agreements, we cannot be certain that proprietary information will not be disclosed or that others will not independently develop substantially equivalent proprietary information.

In addition to our patents, patent applications, confidential know-how, and potential trade secrets, we license technology that we consider to be material to our business.

Roche License Agreement. In June 2004, we entered into an agreement with Roche Diagnostics GMBH, or Roche, in which Roche granted us a worldwide, semi-exclusive royalty-bearing license, with the right to grant sublicenses under a patent relating to sequencing methods.

In exchange for the rights licensed from Roche, we initially paid Roche an upfront license fee of 175,000 euros. We have also paid Roche annual minimum license fees to date of 25,000 euros, and are obligated to pay Roche additional annual minimum license fees of 20,000 euros in 2007 and 40,000 euros per year for each year beginning in 2008. We have an option to convert our license to non-exclusive beginning in 2008, in which case our annual minimum license fees would be reduced to 10,000 euros per year beginning in 2008. We are also required to pay royalties to Roche based on net product sales by us and our affiliates, against which we are entitled to credit our annual minimum license fee payments for the same year. We are also obligated to pay Roche a portion of specified sublicense income amounts that we receive based on sublicenses that we grant to third parties. Our royalty obligation, if any, under this agreement extends until the expiration of the last-to-expire of the licensed patents.

Our agreement with Roche obligates each party to advise the other of infringement of the licensed patent and to consult with the other regarding the advisability of initiating a patent infringement suit. Roche has the first right to initiate such a suit. If Roche declines to initiate litigation, we have the right to initiate a patent infringement suit under our own name and may control any litigation we initiate.

We have the right to terminate the agreement at any time upon 90 days prior written notice to Roche. Each party has the right to terminate the agreement upon breach by the other party subject to notice and an opportunity to cure. The agreement also terminates upon the occurrence of specified bankruptcy events.

AZTE License Agreement. In March 2005, we entered into an agreement with Arizona Technology Enterprises, or AZTE, in which AZTE granted us a worldwide, exclusive, irrevocable, royalty-bearing license, with the right to grant sublicenses, under specified patents and patent applications exclusively licensed by AZTE from Arizona State University and the University of Alberta. Our license from AZTE grants us rights to patents and patent applications claiming technology for determining DNA or RNA nucleotide sequences.

In exchange for the rights licensed from AZTE, we initially paid AZTE an upfront license fee of $350,000, committed to an annual license fee of $50,000, which has now increased to $100,000 upon the successful issuance of a U.S. patent, committed to pay a three-year maintenance fee of $50,000, payable in equal annual installments beginning in March 2006, and issued 88,888 shares of restricted common stock, which vest in two equal installments upon the achievement of separate milestones. In May 2006, in accordance with the license agreement, due to the successful issuance of a U.S. patent, the committed annual license fee increased from $50,000 to $100,000 and 44,444 shares of the restricted common stock vested. The remaining 44,444 shares of restricted common stock will vest immediately upon the successful issuance of a second U.S. patent. We are also required to pay royalties to AZTE based on net product sales by us and our affiliates, against which we are entitled to credit the annual license payments described above. We are obligated to pay AZTE a portion of specified sublicense income amounts that we receive based on sublicenses that we grant to third parties. Our royalty obligation, if any, under this agreement extends until the expiration of the last-to-expire of the licensed patents.

We are obligated to use our reasonable commercial efforts to develop, manufacture and commercialize licensed products. In addition, if we fail to meet specified development and commercialization deadlines, our license converts from exclusive to non-exclusive.

Our agreement with AZTE obligates each party to notify the other of infringement of the licensed patent. We have the sole right to initiate a patent infringement suit with respect to any such infringement but are not obligated to do so. If we decline to initiate a patent infringement suit, under this agreement AZTE has the right to initiate a patent infringement suit with regards to such infringement.

The agreement will remain in force until terminated. We have the right to terminate the agreement at any time upon 60 days prior written notice to AZTE. Each party has the right to terminate the agreement upon breach by the other party subject to notice and an opportunity to cure. The agreement also terminates upon the occurrence of specified bankruptcy events.

Caltech License Agreement.    In November 2003, we entered into an agreement with California Institute of Technology, or Caltech, in which Caltech granted us a worldwide, exclusive, royalty-

bearing license, with the right to grant sublicenses, under specified patents and patent applications, and a worldwide, non-exclusive, royalty bearing license, with the right to grant sublicenses, under specified technology outside the scope of the licensed patents. Our license from Caltech grants us rights to patents, patent applications, and technology relating to sequencing methods. In March 2007, we amended the Caltech License Agreement to provide rights under an additional patent application under the terms of the existing license, but with an additional one-time payment of $50,000.

In exchange for the rights licensed from Caltech, we issued Caltech 46,514 shares of our common stock. We are also obligated to pay Caltech annual minimum royalty payments of $10,000 per year. We are also required to pay royalties to Caltech based on net product sales by us and our affiliates, which we are entitled to credit against our annual minimum royalty payments for such year. We are also obligated to pay Caltech a portion of specified license and sublicense income, proceeds from sales of specified intellectual property and specified service revenue amounts that we receive based on licenses and sublicenses that we grant, sales of intellectual property and services that we provide to third parties. Our royalty obligation with respect to any licensed product extends until the later of the expiration of the last-to-expire of the licensed patents covering the licensed product and three years after the first commercial sale of the licensed product in any country for non-patented technology covered under the agreement.

Our agreement with Caltech obligates each party to notify the other of infringement of the licensed patent. This agreement gives us the right to initiate a patent infringement suit on behalf of both Caltech and ourselves so long as we notify Caltech. Although Caltech may participate in such litigation at its discretion, we have the right to control any litigation we initiate.

We are obligated to use commercially reasonable efforts to commercialize licensed products.

Each party has the right to terminate the agreement upon breach by the other party subject to notice and an opportunity to cure.

PerkinElmer License Agreement.    In April 2007, we entered into an agreement with PerkinElmer LAS, Inc., or PerkinElmer, in which PerkinElmer granted us a worldwide, non-exclusive, non-transferable, non-sublicensable, royalty bearing license under specified patents. Our license from PerkinElmer grants us rights under certain patents to produce and commercialize certain of the reagents used in some applications on the HeliScope system, which contain chemicals purchased by PerkinElmer, and further provides our customers with an implied license to use such reagents.

In exchange for the rights licensed from PerkinElmer, we are obligated to pay PerkinElmer a portion of our net revenue from the sale of our reagents that contain chemicals covered by the patents licensed under the PerkinElmer agreement.

We have the right to terminate the agreement at any time upon 90 days prior written notice to PerkinElmer. Each party has the right to terminate the agreement upon breach by the other party subject to notice and an opportunity to cure. The agreement also terminates upon the occurrence of specified bankruptcy events.

PerkinElmer has the sole right under the agreement to enforce the licensed patents.

CORPORATE INFORMATION

We were incorporated in Delaware in May 2003. In 2003, one of our co-founders, Professor Stephen Quake, who was then at the California Institute of Technology, demonstrated, we believe for the first time, that sequence information could be obtained from a single strand of DNA. Shortly thereafter, Noubar Afeyan, Chief Executive Officer of Flagship Ventures, and Stanley Lapidus, then a Venture

Partner at Flagship Ventures, met with Professor Quake and agreed to found a company to develop and commercialize technology based on Professor Quake's single molecule approach. Combining the experience of Professor Quake in single molecule methods, Dr. Afeyan in the sequencing technology and life sciences businesses, and Mr. Lapidus in diagnostics and entrepreneurship, we focused exclusively on the technical and commercial development of technology based on Professor Quake's approach. Professor Eric Lander, Director of the Broad Institute of MIT and Harvard, and a leader in the DNA sequencing field, provided helpful guidance and advice during our founding stages.

LEGAL PROCEEDINGS

We are not party to any material pending or threatened litigation.

FACILITIES

Our executive, research and development and manufacturing functions are all located at a 37,000 square foot leased facility in Cambridge, Massachusetts. The lease for our Cambridge facility expires in 2009 with respect to 27,000 square feet of our facility and in early 2010 with respect to the remaining 10,000 square feet. While we believe our current facilities are adequate to meet our manufacturing needs for at least the next two years, we may need to lease additional space.

EMPLOYEES

We had 79 full time employees at March 31, 2007. Of these employees, 60 were in research, development and engineering, and 19 were in marketing, general and administrative functions. We have never had a work stoppage and none of our employees are covered by collective bargaining agreements. We believe our employee relations are good.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information regarding our directors and executive officers, including their ages and positions:

Name	Age	Position(s)

Stanley N. Lapidus	58	President, Chief Executive Officer and Director
Stephen J. Lombardi	51	Executive Vice President and Chief Operating Officer
Louise A. Mawhinney	51	Vice President, Chief Financial Officer and Treasurer
J. William Efcavitch, PhD	54	Senior Vice President of Product Research and Development
Noubar B. Afeyan, PhD(2)	44	Chairman
Brian G. Atwood(1)	54	Director
Peter Barrett, PhD(3)	54	Director
Claire M. Fraser-Liggett, PhD(3)	51	Director
Robert F. Higgins(2)(3)	60	Director
Theo Melas-Kyriazi(1)	47	Director
Steven St. Peter, MD(1)(2)	40	Director

(1)
Member of the audit committee.

(2)
Member of the nominating and corporate governance committee.

(3)
Member of the compensation committee.

Stanley N. Lapidus.    Mr. Lapidus, one of our co-founders, has served as our President and Chief Executive Officer since October 2003. Mr. Lapidus served as a Venture Partner at Flagship Ventures from March 2002 through September 2003. Mr. Lapidus founded EXACT Sciences Corporation in 1995, where he served as President from 1995 through 2000 and Chairman from 2000 through 2005. Prior to EXACT Sciences, Mr. Lapidus founded Cytyc Corporation, where he served as President from 1987 to 1994. Mr. Lapidus also holds academic appointments in the Pathology Department at Tufts University Medical School and Massachusetts Institute of Technology's Sloan School of Management. He earned a BSEE from Cooper Union. He has served as a trustee of Cooper Union since 2002. Mr. Lapidus is named as an inventor on 30 issued U.S. patents.

Stephen J. Lombardi.    Mr. Lombardi is our Executive Vice President and Chief Operating Officer. He joined Helicos in June 2006 as Senior Vice President of Sales and Marketing and assumed his current duties in February 2007. He has over 27 years of commercial biotechnology experience as a scientist and in business management. Prior to Helicos he spent four years as a Senior Vice President at Affymetrix, Inc., serving as an executive in its Corporate Development, Product R&D and Marketing divisions. From 1986 to 2002, Mr. Lombardi was employed by Applied Biosystems, a division of Applera Corporation, most recently as Senior Vice President of Applications and Products. From 1989 to 1998, Mr. Lombardi led the formation of Applied Biosystems' DNA sequencing and genetic analysis business, resulting in widely-used sequencers, including those which became the standard used for the Human Genome Project. Mr. Lombardi was also involved in forming Celera Genomics within the Applera corporate structure. He earned a BA in Biology from Merrimack College.

Louise A. Mawhinney.    Ms. Mawhinney joined us in September 2006 as Vice President, Chief Financial Officer and Treasurer. Prior to that, Ms. Mawhinney served as Vice President, Finance and Chief Financial Officer of ArQule Inc., a biotechnology company engaged in the research and development of cancer therapeutics from December 2003 to August 2006. From February 2000 until December 2003 Ms. Mawhinney held the position of Chief Financial Officer, Secretary and Treasurer of Cleanwise, Inc., a third-party logistics software company. Ms. Mawhinney holds a Masters degree in Russian and Moral Philosophy from St. Andrews University in Scotland and has been a CPA since 1989.

J. William Efcavitch, PhD.    Dr. Efcavitch joined us in October 2004 and serves as our Senior Vice President of Product Research and Development. Previously, he spent 23 years at Applied Biosystems, a division of Applera Corporation, most recently as Director of the Synthesis and Arrays Business Unit which commercialized several products, including an expression array system. At Applied Biosystems, Dr. Efcavitch led the successful development and commercialization of Applied Biosystems' DNA sequencing instruments, reagents, consumables and software products, including the sequencer that became the standard used for the Human Genome Project. Dr. Efcavitch is a co-author of eleven research publications and is named as an inventor on fifteen patents. He earned his PhD in Biochemistry from Ohio University.

Noubar B. Afeyan, PhD.    Dr. Afeyan, one of our co-founders, has served as Chairman of our board of directors since 2003. In 1999 Dr. Afeyan founded Flagship Ventures, a venture capital firm, where he serves as Managing Partner and Chief Executive Officer. Dr. Afeyan is also a Senior Lecturer at the Massachusetts Institute of Technology's Sloan School of Management as well as the Biological Engineering Division. Dr. Afeyan serves as a director of Color Kinetics Incorporated and Antigenics, Inc., as well as several private companies. Dr. Afeyan received a BS in chemical engineering from McGill University and a PhD in biochemical engineering from the Massachusetts Institute of Technology.

Brian G. Atwood.    Mr. Atwood has served as a member of our board of directors since 2003. Since 1999, Mr. Atwood has served as a Managing Director of Versant Ventures, a venture capital firm focusing on healthcare, which he co-founded. Mr. Atwood also serves on the board of directors of Cadence Pharmaceuticals, Inc. and Pharmion Corporation, as well as several private companies. Mr. Atwood holds a BS in biological sciences from the University of California, Irvine, a MS in ecology from the University of California, Davis and a MBA from Harvard University.

Peter Barrett, PhD.    Dr. Barrett has served as a member of our board of directors since 2003. Dr. Barrett has served as a Partner of Atlas Venture, a venture capital firm, since January 2002. From August 1998 to December 2001, he served as Executive Vice President and Chief Business Officer of Celera Genomics, a biopharmaceutical company, which he co-founded. Dr. Barrett serves on the board of Atlas Venture investments Alnylam, LAB International and Momenta Pharmaceuticals, as well as several private companies. He is also the President of the Autism Consortium Board of Directors and is Vice Chairman of the Advisory Council of the Barnett Institute of Chemical and Biological Analysis at Northeastern University. Dr. Barrett received his BS in chemistry from Lowell Technological Institute (now known as the University of Massachusetts, Lowell) and his PhD in Analytical Chemistry from Northeastern University. He also completed Harvard Business School's Management Development Program.

Claire M. Fraser-Liggett, PhD.    Dr. Fraser has been a member of our board of directors since March 2007. Dr. Fraser also founded The Institute for Genomic Research and has served as President and Director from 1998 until April 2007. In addition to her leadership of TIGR, Dr. Fraser also holds professorships in Microbiology and Tropical Medicine as well as in Pharmacology at The George Washington University School of Medicine. Dr. Fraser serves on the board of trustees of Rensselaer Polytechnic Institute and on the board of directors of Becton, Dickinson and Company, a public company which manufactures and sells medical supplies, devices, laboratory instruments, antibodies, reagents and diagnostic products. Dr. Fraser received a BS in biology from Rensselaer Polytechnic Institute and received a PhD in Pharmacology from State University of New York at Buffalo.

Robert F. Higgins.    Mr. Higgins has been a member of our board of directors since 2003. Mr. Higgins co-founded Highland Capital Partners in 1988 and serves as its Managing General Partner. Currently, he is a member of the Advisory Board of the Department of Health Care Policy at Harvard Medical School and the Advisory Board of the Harvard–MIT Division of Health Sciences & Technology. Also, Mr. Higgins is a faculty member at the Harvard Business School where he teaches courses in entrepreneurial management. He received a BA in history from Harvard College and a MBA from Harvard Business School.

Theo Melas-Kyriazi.    Mr. Melas-Kyriazi has been a member of our board of directors since March 2007. Mr. Melas-Kyriazi also serves as Chief Financial Officer of Levitronix LLC, a developer of magnetically-levitated bearingless motor technology. From late 2004 to 2006, Mr. Melas-Kyriazi was self-employed, serving as a consultant and director in several public and private companies. From 1999 to 2004 Mr. Melas-Kyriazi served as Chief Financial Officer of Thermo Electron Corporation, a global technology company that manufactures and sells analytical instruments for life science research, manufacturing process control and environmental protection and safety. Mr. Melas-Kyriazi received a BA in economics from Harvard College, and an MBA from the Harvard Business School.

Steven St. Peter, MD.    Dr. St. Peter has been a member of our board of directors since July 2005. Dr. St. Peter holds the position of General Partner at MPM Capital, which he joined in 2003. Prior to joining MPM Capital, Dr. St. Peter served as from 2001 to 2003 as a principal at Apax Partners and from 1999 to 2001 as a senior associate at The Carlyle Group. Dr. St. Peter is board certified in internal medicine and was previously an Assistant Clinical Professor of Medicine at Columbia University. He completed his MD at Washington University and his residency and fellowship at the Hospital of the University of Pennsylvania. Prior to his medical training, he was an investment banker at Merrill Lynch. He also holds an MBA from the Wharton School of the University of Pennsylvania and a BA in chemistry from the University of Kansas. He is a Director of OMRIX Biopharmaceuticals and PharmAthene, Inc.

BOARD OF DIRECTORS

We currently have eight directors. Other than Mr. Lapidus, each of these directors was elected pursuant to a stockholders agreement among us, certain of our management stockholders and other investors. Under the terms of our certificate of incorporation in effect prior to the closing of this offering, the holders of outstanding shares of redeemable convertible preferred stock, voting as a class, are entitled to elect five members of our board of directors. The board composition provisions of the stockholders agreement and our certificate of incorporation will be terminated upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Following the offering, our board of directors will be divided into three classes with members of each class serving for three-year terms. Our board of directors will initially consist of three Class I directors (currently Mr. Atwood, and Drs. Fraser and St. Peter), three Class II directors (currently Dr. Barrett, and Messrs. Melas-Kyriazi and Higgins) and two Class III directors (currently Dr. Afeyan and Mr. Lapidus), whose initial terms will expire at the annual meetings of stockholders held in 2008, 2009 and 2010, respectively. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described under "Certain relationships and related party transactions." After such consideration, our board determined that none of the directors, with the exception of Mr. Lapidus, our Chief Executive Officer, have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each director, other than Mr. Lapidus, qualifies as an "independent director" under the applicable rules of the NASDAQ Global Market.

BOARD COMMITTEES

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and function of each of our committees complies with the applicable rules of the SEC and the NASDAQ Global Market, and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit committee.    Brian G. Atwood, Steven St. Peter, MD and Theo Melas-Kyriazi currently serve on our audit committee. Mr. Melas-Kyriazi is the chairman of our audit committee. The audit committee's responsibilities include, but are not limited to:

–>
appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

–>
pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

–>
reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

–>
coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

–>
establishing policies and procedures for the receipt and retention of accounting related complaints and concerns; and

–>
preparing the audit committee report required by SEC rules to be included in our annual proxy statement.

Our board of directors has determined that each of Messrs. Atwood and Melas-Kyriazi qualifies as an "audit committee financial expert" as defined under the Securities Exchange Act of 1934 and the applicable rules of the NASDAQ Global Market. We believe that the composition of our audit committee meets the requirements for independence and financial sophistication under the current requirements of the Nasdaq Global Market and SEC rules and regulations.

Compensation committee.    Robert F. Higgins, Peter Barrett, PhD and Claire M. Fraser-Liggett, PhD currently serve on the compensation committee. Mr. Higgins is the chairman of our compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ Global Market and SEC rules and regulations. The compensation committee's responsibilities include, but are not limited to:

–>
annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

–>
evaluating the performance of our chief executive officer in light of such corporate goals and objectives and reviewing and approving the compensation of our chief executive officer and recommending such compensation to the board;

–>
reviewing and reviewing and approving the compensation of our other executive officers and recommending such compensation to the board;

–>
overseeing and administering our compensation, welfare, benefit and pension plans and similar plans; and

–>
reviewing and making recommendations to the board with respect to director compensation.

Nominating and corporate governance committee.    Noubar B. Afeyan, PhD, Robert F. Higgins and Steven St. Peter, MD currently serve on the nominating and corporate governance committee. Dr. Afeyan is the chairman of our nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee meets the requirements for independence under the current requirements of the NASDAQ Global Market. The nominating and corporate governance committee's responsibilities include, but are not limited to:

–>
developing and recommending to the board criteria for board and committee membership;

–>
establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

–>
identifying individuals qualified to become board members;

–>
recommending to the board the persons to be nominated for election as directors and to each of the board's committees;

–>
developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines; and

–>
overseeing the evaluation of the board and management.

CORPORATE GOVERNANCE

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our internet site at www.helicosbio.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation

COMPENSATION DISCUSSION AND ANALYSIS

We believe that the compensation of our executive officers should focus executive behavior on the achievement of near-term corporate targets as well as long-term business objectives and strategies. It is the responsibility of the compensation committee of our board of directors to administer our compensation practices to ensure that they are competitive and include incentives which are designed to appropriately drive corporate performance. Overall, we intend to create an executive compensation program that is set at levels competitive with comparable public life sciences companies and, in particular, companies in the genetic analysis market segment. Our compensation committee reviews and approves all of our compensation policies, including executive officer salaries, bonuses and equity incentive compensation.

Objectives of our executive compensation programs

Our compensation programs for our named executive officers are designed to achieve the following objectives:

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attract and retain talented and experienced executives in the highly competitive and dynamic life sciences industry;

–>
motivate and reward executives whose knowledge, skills and performance are critical to our success;

–>
align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases;

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ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

–>
motivate our executives to manage our business to meet our short- and long-term objectives, and reward them for meeting these objectives.

We use a mix of short-term compensation (base salaries and cash incentive bonuses) and long-term compensation (equity incentive compensation) to provide a total compensation structure that is designed to achieve these objectives. We determine the percentage mix of compensation structures that we think is appropriate for each of our executive officers. We analyze each of the primary elements of our compensation programs discussed below to ensure that our executives' total compensation is competitive with executive officers with similar positions in public life sciences companies. In this regard, we have reviewed data from the annual Radford Biotechnology Survey as reference points for comparable companies together with data from companies in the genetic analysis market segment, including Applied Biosystems, Affymetrix, Inc., CuraGen Corporation, Genomic Health, Inc., Sequenom Inc., Solexa, Inc. (which has been acquired by Illumina, Inc.), and Third Wave Technologies, Inc. The compensation committee uses its judgment and experience and the recommendations of the chief executive officer (except for his own compensation) to determine the appropriate mix of compensation for each individual. In 2006, for purposes of approving the compensation of our executive officers, the compensation committee approved and recommended compensation awards to our full board of directors for approval.

Our executive compensation programs

Our executive compensation primarily consists of base salary, periodic cash incentive bonuses and equity awards and broad-based benefits programs. We believe it is important that the interests of our executives are aligned with those of our stockholders; therefore, equity incentive compensation constitutes a significant portion of our total executive compensation.

Within the context of the overall objectives of our compensation programs, we determined the specific amounts of compensation to be paid to each of our executives in 2006 based on a number of factors including:

–>
our understanding of the amount of compensation generally paid by similarly situated companies to their executives with similar roles and responsibilities;

–>
the roles and responsibilities of our executives;

–>
the individual experience and skills of, and expected contributions from, our executives;

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the amounts of compensation being paid to our other executives; and

–>
our executives' historical compensation at our company.

We discuss each of the primary elements of our executive compensation in detail below. While we have identified particular compensation objectives that each element of executive compensation serves, our compensation programs are designed to complement each other and collectively serve all of our executive compensation objectives described above. Accordingly, whether or not specifically mentioned below, we believe that, as a part of our overall executive compensation, each element to a greater or lesser extent serves each of our objectives.

Annual cash compensation

Base salary

We intend to pay base salaries that are competitive with similar positions at our peer group companies. The base salaries of all executive officers are reviewed annually and adjusted to reflect individual roles and performance. We may also increase the base salary of an executive officer at other times if a change in the scope of the officer's responsibilities justifies such consideration or in order to maintain salary equity among executive officers. We believe that a competitive base salary is a necessary element of any compensation program designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance.

In 2006, we increased the base salaries of our named executive officers as follows: the base salary of Mr. Lapidus, our President and Chief Executive Officer, increased from $255,000 to $318,000 per year, and the base salary of Dr. Efcavitch, our Senior Vice President of Product Research and Development increased from $250,000 to $262,500 per year. The base salary of Mr. Meyers, our Vice President and Chief Intellectual Property Counsel increased from $225,750 to $237,000 per year. This reflects an increase of approximately 25% to the base salary of Mr. Lapidus and 5% to each of our other named executive officers employed by us at the time of the increase. We hired Mr. Lombardi as our Senior Vice President of Marketing in June 2006 and established his base salary at $300,000 per year. In September 2006, we hired Ms. Mawhinney as Vice President and Chief Financial Officer and established her base salary at $250,000 per year. In February 2007 the base salary of Mr. Lapidus increased to $350,000, the base salary of Dr. Efcavitch increased to $275,625, the base salary of Mr. Lombardi, now our Executive Vice President and Chief Operating Officer, increased to $325,000, the base salary of Ms. Mawhinney increased to $253,125 and the base salary of Mr. Meyers increased to $248,850. This reflects an increase of approximately 5% to each of our executive officers other than Ms. Mawhinney, to whom it represented a pro-rated 5% bonus based upon her term of service to the company in 2006. Our executives' base salaries reflect the initial base salaries that we negotiated with each of our executives at the time of his or her initial employment or promotion and our subsequent adjustments to these amounts to reflect market increases, the growth and stage of development of our company, any changes in our executives' roles and responsibilities and other factors. In the future, formal evaluations of executive performance will be made on an annual basis, and these evaluations will be one of several factors considered in making future adjustments to base salaries.

Cash incentive bonuses

In prior years, our compensation committee has, on occasion, granted discretionary cash bonuses to our executive officers. In 2006, no cash bonuses were paid to our executive officers. During 2006 we did not have a management incentive bonus plan in place. However, consistent with our emphasis on pay for performance incentive compensation programs, in February 2007 we adopted a management incentive bonus plan to ensure that some portion of overall cash compensation is contingent upon the successful achievement of our corporate objectives. The primary objectives of the plan will be to provide an incentive for superior work, to motivate our executives toward even higher achievement and business results, to tie our executives' goals and interests to ours and our stockholders' and to enable us to attract and retain highly qualified individuals. Executive officers will earn cash bonuses, targeted at 30% of such executive officers' base salaries, based on our attainment of company-wide goals and the individual performance of the executives with corporate performance comprising two-thirds of the total bonus opportunity. Our corporate performance goals for 2007 relate to product shipments and annual cash flow targets for 2007. Each of these two corporate performance goals is weighted equally for purposes of determining the corporate portion of the total bonus opportunity. Our management incentive bonus plan provides for bonus adjustments down to 60% of the target corporate bonus applicable to our corporate goals if our actual results fall short of those goals, as well as potential upward adjustments to 200% of the target corporate bonus, in the discretion of our compensation committee, if we exceed our corporate goals. The compensation committee establishes the corporate targets at what it believes are aggressive levels to maintain high business performance and require substantial effort and commitment by our executives that would significantly contribute towards increasing stockholder value. We must achieve at least the minimum thresholds for a payout based on our 2007 corporate goals in order for an executive to be eligible to receive any portion of the bonus amount that is based on his or her individual performance. The compensation committee may also, in its discretion, award bonuses to executives based upon such other terms and conditions as the compensation committee may determine.

Equity incentive compensation

We grant equity incentive awards in the form of stock options and restricted stock purchase awards to align the interests of our executives with our stockholders by providing our executives with strong incentives to increase stockholder value. These awards represent a significant portion of total executive compensation. Our decisions regarding the amount and type of equity incentive compensation and relative weighting of these awards among total executive compensation have been based on our understanding of market practices of similarly situated companies and our negotiations with our executives in connection with their initial employment or promotion by our company.

We typically make grants of equity incentive awards to our executive officers on a periodic, but not necessarily annual, basis. All such grants are subject to approval by the compensation committee at regularly scheduled committee meetings throughout the year. The date of grant and the fair market value of the award are based upon the date of the committee meeting. In 2006, we considered a number of factors in determining the amount of equity incentive awards, if any, to grant to our executives, including:

–>
the number of shares subject to, and exercise price of, outstanding options, both vested and unvested, held by our executives;

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the vesting schedule of the unvested stock options held by our executives; and

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the amount and percentage of our total equity on a diluted basis held by our executives.

Stock option awards

Stock option awards provide our executive officers with the right to purchase shares of our common stock at a fixed exercise price typically for a period of up to ten years, subject to continued employment with our company. Stock options are earned on the basis of continued service to us and generally vest over four years, beginning with 25% vesting one year after the date of grant, then pro-rata vesting monthly thereafter. Stock option awards are made pursuant to our 2003 Stock Option and Incentive Plan.

The exercise price of each stock option granted under our 2003 Stock Option and Incentive Plan is based on the fair market value of our common stock on the grant date. The fair market value of our common stock for purposes of determining the exercise price of stock options has been determined by our board of directors based on a number of factors applicable to common stock of privately-held companies including:

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our stock option grants involved illiquid securities in a private company;

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prices of our Series A and Series B redeemable convertible preferred stock issued primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of our preferred stock relative to those of our common stock;

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our results of operations, financial status and the status of our research and product development efforts;

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our stage of development and business strategy;

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the composition of and changes to our management team; and

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the likelihood of achieving a liquidity event for the shares of our common stock underlying stock options, such as an initial public offering of our common stock or our sale to a third-party, given prevailing market conditions.

In connection with the preparation of the financial statements necessary for the filing of this registration statement, we retrospectively analyzed the fair value of our common stock at option grant dates from January 1, 2006 to December 31, 2006. As part of our retrospective analysis, we considered the status and progress of a number of company-specific business and financial conditions and milestones during 2006, including our results of operations, research and development activities, product and operational milestones, the lack of liquidity in our common stock, the increasing likelihood we would pursue an initial public offering, preliminary pricing indications in connection with this offering and industry trends in the market for medical device issuers. In accordance with the fair market value concepts within the AICPA's Practice Aid titled "Valuation of Privately-Held Company Equity Securities Issued as Compensation," we also considered arms-length cash transactions with unrelated parties for issuances of our equity securities as an indicator of an observable market price, namely, the established per share fair market value of our Series B preferred stock issuances of $1.29 per share in March 2006, and considered the rights, preferences and conversion ratio of our preferred stock in relation to our common stock. In addition, we considered the results of a contemporaneous valuation of our common stock on January 19, 2007 and two retrospective valuations of our common stock dated March 31, 2006 and October 31, 2006. With the benefit of hindsight and actual knowledge of how the various factors noted above had progressed over time and uncertainties existing at the time of option grants were resolved, we reassessed the deemed fair value of our common stock for financial reporting purposes for all stock options granted since January 1, 2006. In February 2007, we adopted an equity grant policy for 2007 that formalizes how we grant equity awards by setting a regular schedule for grants, outlining grant approval requirements and specifying how awards are priced.

We have granted stock options as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, subject to the volume limitations contained in the Internal Revenue Code as well as non-qualified stock options. Generally, for stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option was exercised. The holders of the non-qualified stock options are generally taxed on this same amount in the year of exercise. For stock options that qualify as incentive stock options, we do not receive a tax deduction, and the holder of the stock option may receive more favorable tax treatment than he or she would for a non-qualified stock option. Historically, we have primarily granted incentive stock options to provide these potential tax benefits to our executives and because of the limited expected benefits to our company of the potential tax deductions as a result of our historical net losses.

Restricted stock purchase awards

Restricted stock purchase awards have provided our executive officers with the ability to purchase shares of our common stock at a fixed purchase price at the time of grant pursuant to a restricted stock purchase agreement. Restricted stock purchase awards have primarily been granted to executive officers and director-level employees at the commencement of their employment with us. Similar to stock options, shares of restricted stock generally vest over four years, beginning with 25% vesting one year after the date of grant and pro-rata vesting monthly thereafter. Pursuant to the restricted stock purchase agreement, unvested shares are subject to mandatory repurchase by us in the case of termination of an executive officer's employment. Restricted stock purchase awards are made pursuant to our 2003 Stock Option and Incentive Plan.

2006 equity incentive compensation

In March 2006 we granted incentive stock options for the purchase of 355,555 shares to Mr. Lapidus and for the purchase of 44,444 shares to Mr. Efcavitch. Also, in March 2006, Mr. Meyers received a restricted stock purchase award with the right to purchase 22,222 shares of restricted stock. In connection with the hiring of Mr. Lombardi as Senior Vice President of Marketing, we granted him the right to purchase 166,666 shares of restricted stock in August 2006. In connection with his promotion to Executive Vice President and Chief Operating Officer in February 2007, we granted Mr. Lombardi an incentive stock option for the purchase of 166,666 shares. In September 2006, we granted Ms. Mawhinney the right to purchase 133,333 shares of restricted stock and incentive stock options for the purchase of 4,311 shares.

All grants of stock options and restricted stock purchase awards in 2006 were intended to have exercise prices per share or purchase prices per share, as applicable, not less than fair market value as determined by our board of directors in good faith based upon the information available at the time. For most of 2006, the exercise or purchase price was $0.585 per share. In the first quarter of 2007, we commenced an option amendment program to re-price all unvested option grants made from January through October 2006 to $1.80 per share, and all unvested option grants made in November and December 2006 to $8.865 per share. This option re-pricing was completed on March 5, 2007. The increase in option exercise prices is not expected to have a material impact on our financial position, statement of operations or cash flows.

In connection with the grant of a restricted stock purchase award made upon hiring Ms. Mawhinney, in September 2006 Ms. Mawhinney executed a full recourse promissory note in the principal amount of $28,000 in our favor under which an aggregate principal amount of $4,000 remained outstanding at December 31, 2006. The proceeds of the note, along with $50,000 of cash, were used to purchase 133,333 shares of our restricted common stock. The note bore interest at a rate of 8.5% per annum and was repaid in full in January 2007.

Other compensation

All of our executive officers are eligible for benefits offered to employees generally, including parking or commuting passes, life, health, disability and dental insurance and our 401(k) plan. In addition, we entered into offer letters with our chief executive officer and our senior vice president of product research and development which provide for a housing allowance and commuting expenses. Consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers. The compensation committee in its discretion may revise, amend or add to the officer's executive benefits and perquisites if it deems it advisable. We do not believe it is necessary for the attraction or retention of management talent to provide the officers with a substantial amount of compensation in the form of perquisites. In 2006, the only perquisites we provided were housing, commuting and relocation expenses and tax gross-up payments in connection with equity awards that were granted below fair market value as determined after the revaluation described above. However, our Chief Executive Officer, Mr. Lapidus, did not receive a tax gross-up payment in connection with the 44,444 shares of our common stock he purchased in July 2006 as a term and condition of the private offering of our Series B redeemable convertible preferred stock.

The following table sets forth certain information with respect to compensation for the year ended December 31, 2006 earned by or paid to our chief executive officer, chief financial officer and our three other most highly compensated executive officers, which are referred to as the named executive officers.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary(1)	Bonus	Stock awards(2)	Option awards(2)	All other compensation(3)		Total

Stanley N. Lapidus Chief Executive Officer and President	2006	$318,000	—	$221,272	$149,261	$38,400	(4)	$726,933
Stephen J. Lombardi(5) Executive Vice President and Chief Operating Officer	2006	167,115	—	99,761	—	315,913	(6)	582,789
Louise A. Mawhinney Vice President and Chief Financial Officer	2006	67,308	—	59,731	33,531	143,156	(7)	303,726
J. William Efcavitch Senior Vice President of Product Research and Development	2006	262,500	—	—	27,039	84,149	(8)	373,688
Thomas C. Meyers(9) Vice President and Chief Intellectual Property Counsel	2006	237,038	—	5,625	—	2,400		245,063

(1)
Mr. Lombardi joined our company in June 2006 and his annual base salary was $300,000. Ms. Mawhinney joined our company in September 2006 and her annual base salary was $250,000.

(2)
Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended December 31, 2006 in accordance with FAS 123(R), excluding the impact of forfeitures, and assuming that we used the modified prospective transition method for reporting awards granted prior to 2006. The assumptions we used for calculating the grant date fair values are set forth in footnote 12 to our financial statements included in this prospectus.

(3)
Excludes medical, disability and certain other benefits received by the named executive officers that are available generally to all of our employees and certain perquisites and other personal benefits received by the named executive officers which do not exceed $10,000 in the aggregate.

(4)
Includes a housing allowance in the amount of $36,000 paid to Mr. Lapidus.

(5)
Mr. Lombardi was promoted to Executive Vice President and Chief Operating Officer in 2007.

(6)
Includes relocation expenses of $171,359 paid to Mr. Lombardi and income taxes of $142,954 paid on Mr. Lombardi's behalf.

(7)
Includes income taxes of $142,356 paid on Ms. Mawhinney's behalf.

(8)
Includes a housing allowance in the amount of $36,000 and commuting expenses of $48,149 paid to Dr. Efcavitch.

(9)
In 2007, following our appointment of a chief operating officer, Mr. Meyers began reporting to our chief operating officer and was no longer considered an executive officer pursuant to Rule 405 under the Securities Act of 1933, as amended.

Grants of plan-based awards

The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2006 to the named executive officers.

2006 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of awards ($/Sh)(1)

Stanley N. Lapidus	3/28/2006	0	355,555	$0.585
Stephen J. Lombardi	8/8/2006	166,666	0	0.585
Louise A. Mawhinney	9/26/2006 9/26/2006	133,333	4,311	0.585 0.585
J. William Efcavitch	3/28/2006	0	44,444	0.585
Thomas C. Meyers	3/28/2006	22,222	0	0.585

(1)
All awards were originally granted with an exercise price or base price of $0.585 per share. It was subsequently determined by our board of directors that the fair market value for tax purposes under Internal Revenue Code sections 409A and 83 on the dates of grant was $1.80 per share. As a result, the unvested option awards were re-priced upwards to $1.80 per share in the first quarter of 2007. The restricted stock grants and the vested options were deemed to be subject to taxation and treated accordingly.

Discussion of summary compensation and grants of plan-based awards tables

Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the 2006 Grants of Plan Based Awards Table was paid or awarded, are described above under "Compensation." A summary of certain material terms of our compensation plans and arrangements is set forth below.

Offer letters

Stanley N. Lapidus, our Chief Executive Officer, executed an offer letter on October 15, 2003. The offer letter provides for at-will employment without any specific term. The offer letter established his annual base salary at $150,000, subject to an increase to $225,000 upon the closing of our private offering of Series A redeemable convertible preferred stock. His annual base salary was increased to $225,000 in January 2004 as a result of this milestone having been achieved. Mr. Lapidus' current annual base salary is $350,000 per year. Pursuant to the offer letter, Mr. Lapidus received an equity grant of 444,444 shares of common stock issued in the form of a stock purchase at a price of $0.0045 per share. The equity grant vests over four years, beginning with 25% vesting one year after the date of grant, then pro-rata vesting monthly thereafter. In the event his employment is terminated by us without cause, as such term is defined in the offer letter, the amount of vested shares shall be recalculated as if 12.5% of the shares vested six months after the date of grant and the remainder vested pro-rata on a monthly basis for 30 months thereafter. The offer letter also granted Mr. Lapidus the right to purchase up to an additional 111,111 shares of our common stock or preferred stock (on an as converted to common stock basis) provided that, as part of this right to purchase 111,111 shares, Mr. Lapidus purchased at least $100,000 of shares of our Series A redeemable convertible preferred stock in an investor-led financing. Mr. Lapidus purchased a total of 220,935 shares of our redeemable convertible preferred stock in our private offerings of Series A and Series B redeemable convertible preferred stock and 44,444 shares of our common stock on July 23, 2006 in connection with our private offering of our Series B redeemable convertible preferred stock. He retains the right to purchase up to an additional 17,570 shares pursuant to the offer letter.

Stephen J. Lombardi, our Executive Vice President and Chief Operating Officer, executed an offer letter on May 12, 2006. The offer letter provides for at-will employment without any specific term and established his annual base salary at $300,000 per year. Mr. Lombardi's current base salary is $325,000. Pursuant to the offer letter, Mr. Lombardi agreed to purchase 166,666 shares of restricted stock at a price of $0.585 per share. The restricted stock vests over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting monthly thereafter provided that Mr. Lombardi remains employed with us on each such vesting date. The offer letter also provides for Mr. Lombardi to receive certain relocation expenses, including up to $100,000 towards the broker's fee on the sale of his prior residence and a $25,000 relocation bonus.

Louise A. Mawhinney, our Vice President and Chief Financial Officer, executed an offer letter on August 22, 2006. The offer letter provides for at-will employment without any specific term and established her annual base salary at $250,000 per year. Ms. Mawhinney's current base salary is $253,125. Pursuant to the offer letter, Ms. Mawhinney agreed to purchase 133,333 shares of restricted stock at a price of $0.585 per share. The restricted stock vests over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting monthly thereafter provided that Ms. Mawhinney remains employed with us on each such vesting date. In addition, the offer letter provided for Ms. Mawhinney to receive a one-time fully-vested grant of 4,311 options to purchase our common stock.

J. William Efcavitch, PhD, our Senior Vice President of Research and Development, executed an offer letter on September 1, 2004. The offer letter provides for at-will employment without any specific term and established his annual base salary at $250,000 per year. Dr. Efcavitch's current base salary is $275,625. The offer letter provided for a housing allowance for up to two years and for reimbursement of certain commuting expenses and granted Dr. Efcavitch incentive stock options to purchase 88,888 shares of our common stock at an exercise price of $0.45 per share. The options vest over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting monthly thereafter provided that Dr. Efcavitch remains employed with us on each such vesting date.

Thomas C. Meyers, our Vice President and Chief Intellectual Property Counsel, executed an offer letter on January 22, 2004. The offer letter provides for at-will employment without any specific term and established his annual base salary at $215,000 per year. Mr. Meyers' current base salary is $248,850. The offer letter granted Mr. Meyers the right to purchase 88,888 shares of restricted stock at a price of $0.45 per share. The restricted stock vests over four years, beginning with one-fourth vesting one year after the date of grant, then pro-rata vesting monthly thereafter provided that Mr. Meyers remains employed with us on each such vesting date.

In addition, in April 2007, we entered into agreements with certain of our executive officers that provide for certain change in control payments. See "—Potential payments upon change in control" for a discussion of these agreements.

2007 Stock Option and Incentive Plan

Our 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by our board of directors in April 2007 and approved by our stockholders in May 2007. The 2007 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We reserved 1,440,266 shares of our common stock for the issuance of awards under the 2007 Option Plan. The 2007 Option Plan provides that the number of shares reserved and available for issuance under the plan will be automatically increased each January 1, beginning in

2008, by 4.5% of the outstanding number of shares of common stock on the immediately preceding December 31 or such lower number of shares of common stock as determined by the Board of Directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. In addition, available shares under our 2003 Stock Option and Incentive Plan, including as a result of the forfeiture, expiration, cancellation, termination or net issuances of awards, are automatically made available for issuance under the 2007 Option Plan. As of May 7, 2007, no awards had been granted under the 2007 Option Plan.

The 2007 Option Plan may be administered by either a committee of at least two non-employee directors or by our full board of directors, in either case acting as the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2007 Option Plan.

All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2007 Option Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2007 Option Plan. For example, no more than 1,444,444 shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one-calendar-year period.

The exercise price of stock options awarded under the 2007 Option Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2007 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

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Stock appreciation rights may be granted under our 2007 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof.

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Restricted stock may be granted under our 2007 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

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Dividend equivalent rights may be granted under our 2007 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

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Cash-based awards may be granted under our 2007 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Unless the administrator provides otherwise, our 2007 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

In the event of a merger, sale or dissolution, or a similar "sale event" in which all awards are not assumed or substituted by the successor entity, all stock options may be terminated upon the effective time of such sale event following an exercise period, in which case all such stock options shall first become fully exercisable.

No awards may be granted under the 2007 Option Plan after May 6, 2017. In addition, our board of directors may amend or discontinue the 2007 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in the company's stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2007 Option Plan will be subject to approval by our stockholders if the amendment (i) increases the number of shares available for issuance under the 2007 Option Plan, (ii) expands the types of awards available under, the eligibility to participate in, or the duration of, the plan, (iii) materially changes the method of determining fair market value for purposes of the 2007 Option Plan, (iv) is required by the NASDAQ Global Market rules, or (v) is required by the Internal Revenue Code of 1986, as amended, or the Code, to ensure that incentive options are tax-qualified.

2003 Stock Option and Incentive Plan

Our 2003 Option and Incentive Plan was adopted by our board of directors and approved by our stockholders in November 2003. As of March 31, 2007, 1,685,934 shares of our common stock were reserved for the issuance of awards under the 2003 Option Plan, as amended. Effective upon the adoption of our 2007 Option Plan, our board of directors determined not to grant any further awards under our 2003 Option Plan.

Our 2003 Option Plan is administered by either our board of directors or the compensation committee. The administrator of the 2003 Option Plan has full power and authority to grant and amend awards and to adopt, amend and repeal rules relating to the 2003 Option Plan.

The 2003 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, restricted stock awards and other stock-based awards to officers, employees, directors, consultants and other advisors. Stock options granted under the 2003 Option Plan generally have a maximum term of ten years from the date of grant and incentive stock options have an exercise price of no less than the fair market value of our common stock on the date of grant.

Upon a sale event in which all awards are not assumed or substituted by the successor entity, all stock options may be terminated upon the effective time of such sale event following an exercise period, in which case all such stock options shall first become fully exercisable. Restricted stock shall be treated as provided in the relevant award agreement. Under the 2003 Option Plan, a sale event is defined as the consummation of (i) a sale of all or substantially all of the assets, (ii) a sale of the company by merger in which the shareholders of the company do not own a majority of the outstanding voting power of the successor entity or (iii) any other acquisition of the business of the company, as determined by the board of directors.

Stock option agreements.    All stock option awards that are granted to the named executive officers are covered by a Stock Option Agreement. Under the Stock Option Agreements, 25% of the shares vest on the first anniversary of the grant date and the remaining shares vest monthly over the following three years. Our board of directors may accelerate the vesting schedule in its discretion. Once an executive officer exercises his or her options and purchases shares of our common stock, we have a right of first refusal to purchase any shares that the executive officer seeks to sell to third parties at the price and on the terms offered by the proposed transferee. In the event that we do not elect to exercise such purchase right, the executive officer may sell the shares to the proposed transferee. This right of first refusal shall expire immediately prior to the closing of this offering.

Restricted stock purchase agreements.    The restricted stock purchase agreements provide that the named executive officer may not sell or transfer any unvested shares without first offering the shares to us. This does not apply to transfers to family members, to a trust or similar estate planning entity for the benefit of a family member or pursuant to a court order. Transferees must agree to be bound by the terms of the restricted stock agreement. Upon the termination of employment, including upon death, disability, retirement or discharge or resignation for any reason, whether voluntary or involuntary or upon a sale event, we have the obligation to repurchase all of the unvested shares held by the employee or any permitted transferee as of such date. We refer to this as the repurchase right. The per share purchase price of the unvested shares shall be the per share amount the employee paid for such shares.

In addition, we have a right of first refusal to purchase any vested shares that the executive officer seeks to sell to third parties at the price and on the terms offered by the proposed transferee. In the event that we do not elect to exercise such purchase right, the executive officer may sell the shares to the proposed transferee. This right of first refusal shall expire immediately prior to the closing of this offering.

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2006 with respect to the named executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

	Option awards
								Stock awards
	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable
Name				Option exercise price			Option expiration date	Number of shares or units of stock that have not vested		Market value of shares or units of stock that have not vested(1)

Stanley N. Lapidus	— —	— 355,555	(4)	$	— 0.585	(3)	— 3/1/2016	74,074 —	(2)		$777,777
Stephen J. Lombardi	—	—			—		—	166,666	(6)		$1,749,993
Louise A. Mawhinney	— 4,311	— —		$	— 0.585		— 9/26/2016	133,333 —	(5)		$1,399,997
J. William Efcavitch	—	40,743 44,444	(7) (8)	$ $	0.45 0.585	(3)	10/4/2014 3/1/2016	— —
Thomas C. Meyers	— —	— —			— —		— —	25,926 22,222	(9) (10)	$ $	272,223 233,331

(1)
The market value of the shares of stock that have not vested has been calculated by multiplying the number of shares times $10.50, which is the mid-point of the range listed on the cover page of this prospectus.

(2)
These shares vest monthly at the rate of 2.083333% per month.

(3)
All stock options granted in 2006 were originally granted with an exercise price of $0.585 per share. However, it was subsequently determined by our board of directors that the fair market value for tax purposes under Internal Revenue Code Sections 409A and 83 on the dates of grant was $1.80 per share. As a result, the unvested options were re-priced upwards to $1.80 in the first quarter of 2007.

(4)
88,888 of these shares will become exercisable on March 28, 2007 and the remainder vest monthly at the rate of 2.083333% per month.

(5)
33,333 of these shares will become exercisable on September 25, 2007 and the remainder vest monthly at the rate of 2.083333% per month.

(6)
41,666 of these shares will become exercisable on June 12, 2007 and the remainder vest monthly at the rate of 2.083333% per month.

(7)
These shares vest monthly at the rate of 2.083333% per month.

(8)
11,111 of these shares will become exercisable on March 1, 2007 and the remainder vest monthly at the rate of 2.083333% per month.

(9)
These shares vest monthly at the rate of 2.083333% per month.

(10)
5,555 of these shares will become exercisable on March 28, 2007 and the remainder vest monthly at the rate of 2.083333% per month.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2006

	Option awards			Stock awards
Name	Number of shares acquired on exercise	Value realized on exercise		Number of shares acquired on vesting	Value realized on vesting

Stanley N. Lapidus	—	—		50,000	$524,775	(2)
Stephen J. Lombardi	—	—		—	—
Louise A. Mawhinney	—	—		—	—
J. William Efcavitch	48,145	$483,857	(1)	—	—
Thomas C. Meyers	—	—		22,222	$223,331	(3)

(1)
The value realized has been calculated by multiplying the number of shares acquired on exercise by $10.50, which is the mid-point of the range listed on the cover page of this prospectus, less the per share exercise price of $0.45.

(2)
The value realized has been calculated by multiplying the number of shares vested by $10.50, which is the mid-point of the range listed on the cover page of this prospectus, less the per share purchase price of $0.0045

(3)
The value realized has been calculated by multiplying the number of shares vested by $10.50, which is the mid-point of the range listed on the cover page of this prospectus, less the per share purchase price of $0.45

Potential payments upon change in control

We have entered into change in control agreements with each of Stanley N. Lapidus, Stephen J. Lombardi and Louise A. Mawhinney. Under these change in control agreements, we will have an obligation to make payments to each executive upon a termination event following a change in control. A termination event under the agreements includes, among other things, termination of the executive's employment by the company without cause or a termination by the executive as a result of a reduction in his or her annual compensation or benefits, a significant diminution of his or her responsibilities or a more than 50 mile relocation of his or her primary business location. We believe that we may enter into similar arrangements with one or more of our current or future executive officers.

Under his change in control agreement, if a termination event occurs within 12 months following a change in control, we would have an obligation to pay Mr. Lapidus an amount equal to the sum of (i) one and one-half times his annual base salary in effect immediately prior to the termination event, or prior to the change in control if higher, and (ii) the average annual bonus paid to Mr. Lapidus over the two fiscal years (or such shorter period to reflect actual length of service) immediately prior to the change in control. The change in control agreements with each of Mr. Lombardi and Ms. Mawhinney provide for a payment equal to (i) three-fourths of his or her annual base salary in effect immediately prior to the termination event, or prior to the change in control if higher, and (ii) the average annual bonus paid to him or her over the two fiscal years (or such shorter period to reflect actual length of service) immediately prior to the change in control. Under his change in control agreement, Mr. Lapidus would continue to participate in our group health and dental programs for 18 months following a termination event within 12 months of a change of control, and Mr. Lombardi and Ms. Mawhinney would continue to participate in such group health and dental programs for nine months in such circumstance under their respective change of control agreements. The change of control agreements also provide for full acceleration of any outstanding stock options or stock-based awards upon a termination event within 12 months of a change in control. All payments under the change in control agreement are subject to reduction as may be necessary to avoid certain tax consequences.

The following table outlines the post-employment payments that would be made, assuming termination following a change in control on December 31, 2006 (assuming the change in control agreements were effective at that time):

Payments and Benefits	Termination without cause or for good reason following change in control(1)(2)

Stanley N. Lapidus
Severance	$477,000
Accelerated vesting of stock options	$3,093,329
Accelerated vesting of restricted stock awards	$777,444
Health benefits	$19,129
Stephen F. Lombardi
Severance	$225,000
Accelerated vesting of stock options	—
Accelerated vesting of restricted stock awards	$1,652,493
Health benefits	$13,314
Louise A. Mawhinney
Severance	$187,500
Accelerated vesting of stock options	$42,744
Accelerated vesting of restricted stock awards	$1,321,997
Health benefits	$9,429

(1)
If the post-employment payments described in this table would result in taxes payable by the executive officer under Section 4999 of the Internal Revenue Code of 1986, as amended, then such payment will be automatically reduced in order to avoid incurring such tax liability, unless the reduced post-employment payment would be less than the post-employment payment net of the payable taxes, in which case the executive officer is entitled to receive the full amount under the agreement.

(2)
The amounts reported for accelerated vesting of stock options and restricted stock awards has been calculated by multiplying the number of unvested shares by $10.50, which is the mid-point of the range listed on the cover page of this prospectus, less the applicable per share exercise or purchase prices.

Director compensation

We do not pay any compensation for serving on our board of directors to our employee directors (i.e., Stanley N. Lapidus, President and Chief Executive Officer), and in the past we have not paid any compensation for serving on our board of directors to our non-employee directors. We reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

In connection with this offering, the board of directors adopted our Non-Employee Director Compensation Policy. The policy is designed to ensure that the compensation aligns the directors' interests with the long-term interests of the stockholders, that the structure of the compensation is simple, transparent and easy for stockholders to understand and that our directors are fairly compensated. Employee directors will not receive additional compensation for their services as directors.

Under the policy, upon initial election or appointment to the board of directors, new non-employee directors receive a non-qualified stock option to purchase 11,111 shares of common stock at an exercise price equal to the fair market value on the date of grant that vests one year from the date of grant. Each year of a non-employee director's tenure, the director will receive a non-qualified stock option to purchase 5,555 shares of common stock at an exercise price equal to the fair market value on the date of the grant that vests one year from the date of grant.

In addition, each non-employee director is paid an annual retainer of $20,000 ($40,000 for any non-employee chairman) for their services. For each board of directors meeting that a non-employee director attends in person in excess of six meetings in a single calendar year, such non-employee director shall be paid $1,500. Committee members receive additional annual retainers in accordance with the following:

Committee	Non-employee chairman	Non-employee director

Audit Committee	$10,000	$5,000
Compensation Committee	6,500	3,000
Nominating and Corporate Governance Committee	6,500	3,000

For each committee meeting a non-employee director attends in person, such non-employee director will receive $1,000 unless such committee meeting is held on the same day as a meeting of the full board of directors, in which case the non-employee directors will not be entitled to additional compensation.

These additional payments for service on a committee are due to the workload and broad-based responsibilities of the committees.

Limitation on liability and indemnity

As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

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any breach of the director's duty of loyalty to us or our stockholders;

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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

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any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our by-laws provide that:

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we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

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we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

Contemporaneous with the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Certain relationships and related-party transactions

Other than compensation agreements and other arrangements which are described in "Compensation" and the transactions described below, since January 1, 2004, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related party, including any director, executive officer, holder of five percent or more of any class of our capital stock or any member of their immediate families had or will have a direct or indirect material interest.

All of the transactions set forth below were approved by a majority of the board of directors, including a majority of any independent and disinterested members of the board of directors. We believe that all of the transactions set forth below had terms no less favorable to us than we could have obtained from unaffiliated third parties. In connection with this offering, we have adopted a written policy which requires all future transactions between us and any related persons (as defined in Item 404 of Regulation S-K) be approved in advance by our audit committee.

PRIVATE PLACEMENTS OF SECURITIES

In December 2003, we raised approximately $27.0 million through the issuance of shares of series A redeemable convertible preferred stock. In March 2006 and January 2007, we raised an aggregate amount of approximately $40.0 million through the issuance of shares of series B redeemable convertible preferred stock. Each four and one half shares of series A redeemable convertible preferred stock and series B redeemable convertible preferred stock will convert into one share of common stock upon the closing of this offering.

The following table summarizes, on a common stock equivalents basis, the participation by any related party, including our executive officers, five percent stockholders and certain stockholders associated with some of our directors in these private placements.

Purchaser(1)	Total common stock equivalents	Aggregate consideration paid	Investment participation

Flagship Ventures(2)	2,986,674	$15,087,217	Series A, B
Atlas Venture(3)	2,654,433	$13,658,669	Series A, B
Highland Capital Partners(4)	2,654,438	$13,658,669	Series A, B
MPM Capital(5)	2,654,436	$13,658,669	Series A, B
Versant Ventures(6)	2,024,159	$9,999,919	Series A, B
Stanley N. Lapidus(7)	49,095	$249,999	Series A, B

(1)
See "Principal stockholders" for more detail on shares held by these purchasers.

(2)
Flagship Ventures includes AGTC Advisors Fund, L.P., Applied Genomic Technology Capital Fund, L.P., Flagship Ventures Fund 2004, L.P., NewcoGen Elan LLC, NewcoGen Equity Investors LLC, NewcoGen Group, LLC, NewcoGen PE LLC, NewcoGen Long Reign Holding LLC and ST NewcoGen LLC. Consideration paid to us by Flagship Ventures for our redeemable convertible preferred stock in 2003, 2006 and 2007 was $6,428,467, $4,329,375 and $4,329,375, respectively. Noubar Afeyan, PhD, who is one of our directors, is managing partner of Flagship Ventures.

(3)
Atlas Venture includes Atlas Venture Entrepreneurs' Fund V, L.P., Atlas Venture Entrepreneurs' Fund VI, L.P., Atlas Venture Fund V, L.P., Atlas Venture Fund VI—GmbH & Co. KG, Atlas Venture Fund VI, L.P. and Atlas Venture Parallel Fund V-A, C.V. Consideration paid to us by Atlas Ventures for our redeemable convertible preferred stock in 2003, 2006 and 2007 was $4,999,919, $4,329,375 and $4,329,375, respectively. Peter Barrett, PhD, who is one of our directors, is a partner of Atlas Venture.

(4)
Highland Capital Partners includes Highland Capital Partners VI Limited Partnership, Highland Capital Partners VI-B Limited Partnership and Highland Entrepreneurs' Fund VI Limited Partnership. Consideration paid to us by Highland

  Capital Partners for our redeemable convertible preferred stock in 2003, 2006 and 2007 was $4,999,919, $4,329,375 and $4,329,375, respectively. Robert F. Higgins, who is one of our directors, is the managing general partner of Highland Capital Partners.

(5)
MPM Capital includes MPM Asset Management Investors 2003 BVIII LLC, MPM BioVentures III GmbH & Co., Beteiligungs KG, MPM BioVentures III Parallel Fund, LP, MPM BioVentures III, LP and MPM BioVentures III-QP, LP. Consideration paid to us by MPM Capital for our redeemable convertible preferred stock in 2003, 2006 and 2007 was $4,999,919, $4,329,375 and $4,329,375, respectively. Steven St. Peter, MD, who is one of our directors, is a general partner of MPM Capital.

(6)
Versant Ventures includes Versant Affiliates Fund II-A, L.P., Versant Side Fund II, L.P. and Versant Venture Capital II, L.P. Consideration paid to us by Versant Ventures for our redeemable convertible preferred stock in 2003, 2006 and 2007 was $4,999,919, $2,500,000 and $2,500,000, respectively. Brian Atwood, who is one of our directors, is a managing director of Versant Ventures.

(7)
Mr. Lapidus is our President and Chief Executive Officer and one of our directors.

In December 2003, in connection with the private placement of our Series A redeemable preferred stock, we entered into an investor rights agreement and a stockholders agreement, both of which were amended in March 2006 in connection with the private placement of our Series B redeemable preferred stock, with all of our preferred stockholders and certain of our common stockholders, including Stanley N. Lapidus, our President, Chief Executive Officer and Director, pursuant to which we granted such stockholders certain registration rights with respect to shares of our common stock by them. For more information regarding this agreement, see "Description of capital stock—registration rights."

TRANSACTIONS WITH OUR EXECUTIVE OFFICERS AND DIRECTORS

From time to time, our executive officers enter into stock restriction agreements upon the exercise of their option grants.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see "Compensation."

On July 23, 2006 we sold 44,444 shares of common stock to Mr. Lapidus at a per share purchase price of $0.585.

On September 26, 2006 we issued 133,333 shares of restricted stock to Louise A. Mawhinney, our Vice President and Chief Financial Officer, in exchange for cash of $50,000 and a full recourse promissory note in the amount of $28,000. This transaction is more fully described under the heading "Compensation."

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2007, the most recent practicable date, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

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each beneficial owner of more than 5% of our outstanding common stock;

–>
each of our named executive officers;

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each of our directors; and

–>
all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007 are deemed outstanding but are not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Ownership calculations are based on 15,119,975 shares outstanding as of March 31, 2007, which assumes the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 13,153,293 shares of common stock that will occur at the closing of this offering, but does not include any unexercised options.

Certain of our existing stockholders have indicated an interest in purchasing at least $5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering or these stockholders and other stockholders could purchase additional shares in this offering. The following table does not reflect potential purchases by any of our existing stockholders.

Unless otherwise indicated, the address for each of the beneficial owners in the table below is c/o Helicos BioSciences Corporation, One Kendall Square, Building 700, Cambridge, Massachusetts 02139.

		Percentage of shares outstanding
	Common shares beneficially owned
Name		Before offering	After offering

5% Stockholders
Flagship Ventures(1)	3,106,797	20.6%	15.1%
Atlas Venture(2)	2,654,433	17.6%	12.9%
Highland Capital Partners(3)	2,654,438	17.6%	12.9%
MPM Capital(4)	2,654,436	17.6%	12.9%
Versant Ventures(5)	2,024,159	13.4%	9.9%
Directors and Named Executive Officers
Stanley N. Lapidus(6)	597,243	4.0%	2.9%
Stephen J. Lombardi	166,666	1.1%	*
Louise A. Mawhinney	137,644	*	*
J. William Efcavitch, PhD(7)	70,369	*	*
Thomas C. Meyers	88,888	*	*
Noubar B. Afeyan, PhD(1)	3,106,797	20.6%	15.1%
Brian G. Atwood(5)	2,024,159	13.4%	9.9%
Peter Barrett, PhD(2)	2,654,433	17.6%	12.9%
Claire Fraser-Liggett	—	*	*
Robert F. Higgins(3)	2,654,438	17.6%	12.9%
Theo Melas-Kyriazi	—	*	*
Steven St. Peter, MD(4)	2,654,436	17.6%	12.9%
All executive officers and directors as a group (10 persons)	14,155,072	93.6%	68.5%

*
Represents less than 1% of the outstanding shares of common stock.

(1)
Consists of 106,337 shares held by AGTC Advisors Fund, L.P. ("AGTC"), 1,759,235 shares held by Applied Genomic Technology Capital Fund, L.P. ("AGTC Fund" and together with AGTC, the "AGTC Funds"), 702,734 shares held by Flagship Ventures Fund 2004, L.P. ("Flagship"), 39,848 shares held by NewcoGen Elan LLC ("NewcoGen Elan"), 203,461 shares held by NewcoGen Equity Investors LLC ("NewcoGen Equity"), 236,283 shares held by NewcoGen Group, LLC ("NewcoGen Group"), 42,385 shares held by NewcoGen PE LLC ("NewcoGen PE"), 8,280 shares held by NewcoGen Long Reign Holding LLC ("NewcoGen Long Reign") and 8,234 shares of ST NewcoGen LLC ("ST NewcoGen" together with NewcoGen Elan, NewcoGen Equity, NewcoGen Group, NewcoGen PE and NewcoGen Long Reign, the "NewcoGen Funds"). NewcoGen Group, Inc. ("NewcoGen Inc.") is the manager of each of the NewcoGen Funds and the general partner of AGTC Partners, L.P. which is the general partner of each of AGTC Funds. NewcoGen Inc. is a wholly owned subsidiary Flagship Ventures Management, Inc. ("Flagship Inc.") Flagship Ventures General Partner LLC ("Flagship LLC") is the general partner of Flagship Ventures Fund 2004, L.P. Noubar B. Afeyan PhD, one of our directors, and Edwin M. Kania, Jr. are the directors of Flagship Inc. and managers of Flagship LLC and may be deemed to share voting and investment power with respect to all shares held by the NewcoGen Funds, Flagship and the AGTC Funds. Each of Dr. Afeyan and Mr. Kania disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(2)
Consists of 13,970 shares held by Atlas Venture Entrepreneurs' Fund V, L.P. ("AEF V"), 839,297 shares held by Atlas Venture Fund V, L.P. ("Atlas V"), and 208,506 shares held by Atlas Venture Parallel Fund V-A, C.V. ("Atlas V-A" and together with AEF V, Atlas V and Atlas V-A, the "Atlas V Investing Entities"), 1,518,426 shares held by Atlas Venture Fund VI, L.P. ("Atlas VI"), 27,801 shares held by Atlas Venture Fund VI—GmbH & Co. KG ("Atlas GmbH") and 46,433 shares held by Atlas Venture Entrepreneurs' Fund VI, L.P. ("AEF VI" and together with Atlas VI, Atlas GmbH and

  AEF VI, the "Atlas VI Investing Entities" and together with the Atlas V Investing Entities, the "Atlas Investing Entities") Atlas Venture Associates V, L.P. ("AVA V LP") is the general partner of the Atlas V Investing Entities. The general partner of AVA V LP is Atlas Venture Associates V, Inc., or ("AVA V Inc. Atlas Venture Associates VI, L.P. ("AVA VI LP") is the general partner of the Atlas VI Investing Entities. The general partner of AVA VI LP is Atlas Venture Associates VI, Inc., ("AVA VI, Inc."). The directors of AVA V, Inc. and AVA VI, Inc. are Axel Bichara, Jean-Francois Formela and Christopher Spray (the "Directors"). Each of the Directors disclaims beneficial ownership of the shares held by the Atlas Investing Entities, except to the extent of such Director's pecuniary interest therein. Dr. Barrett, one of our directors, is a partner with Atlas Venture and thus may be deemed to beneficially own these shares. Dr. Barrett disclaims beneficial ownership to the shares held by the Atlas Investing Entities except to the extent of his pecuniary interest therein.

(3)
Consists of 1,661,493 shares held by Highland Capital Partners VI Limited Partnership ("Highland Capital VI"), 910,659 shares held by Highland Capital Partners VI-B Limited Partnership ("Highland Capital VI-B"), 82,286 shares held by Highland Entrepreneurs' Fund VI Limited Partnership ("Highland Entrepreneurs' Fund" and together with Highland Capital VI and Highland Capital VI-B, the "Highland Investing Entities"). Highland Management Partners VI Limited Partnership ("HMP") is the general partner of Highland Capital VI and Highland Capital VI-B. HEF VI Limited Partnership ("HEF") is the general partner of Highland Entrepreneurs' Fund. Highland Management Partners VI, Inc. ("Highland Management" is the general partner of both HMP and HEF. Robert J. Davis, Robert F. Higgins, a member of our board of directors, Paul A. Maeder, Daniel J. Nova, Jon G. Auerbach, Sean M. Dalton, Corey M. Mulloy, and Fergal J. Mullen are the managing directors of Highland Management (together, the "Managing Directors"). Highland Management, as the general partner of the general partners of the Highland Investing Entities, may be deemed to have beneficial ownership of the shares held by the Highland Investing Entities. The Managing Directors have shared voting and investment control over all the shares held by the Highland Investing Entities and therefore may be deemed to share beneficial ownership of the shares held by Highland Investing Entities by virtue of their status as controlling persons of Highland Management. Each of the Managing Directors disclaims beneficial ownership of the shares held by the Highland Investing Entities, except to the extent of such Managing Director's pecuniary interest therein.

(4)
Consists of 42,781 shares held by MPM Asset Management Investors 2003 BVIII LLC ("MPM 2003"), 186,739 shares held by MPM BioVentures III GmbH & Co., Beteiligungs KG ("MPM GmbH"), 66,731 shares held by MPM BioVentures III Parallel Fund, LP ("MPM Parallel"), 148,568 shares held by MPM BioVentures III, LP ("MPM III") and 2,209,617 shares held by MPM BioVentures III-QP, LP ("MPM QP" and together with MPM 2003, MPM GmbH, MPM Parallel and MPM III, the "MP III Funds"). MPM BioVentures III GP, L.P. ("MPM III GP"), is the general partner of MPM III Funds. MPM BioVentures III LLC ("MPM III LLC") is the general partner of MPM III GP. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas J. Simon III, Michael Steinzmetz and Kurt Wheeler are members of MPM III LLC and MPM Asset Management Investors 2003 BVIII LLC, or AM 2003, and exercise voting and investment control over the securities owned by the MPM III Funds and AM 2003. Each such individual disclaims beneficial ownership of the securities held by the MPM III Funds and AM 2003 except to the extent of his pecuniary interest therein. Dr. St. Peter, one of our directors, is a partner with MPM Capital and thus may be deemed to beneficially own these shares. Dr. St. Peter disclaims beneficial ownership to the shares held by the MPM III Funds and AM 2003 except to the extent of his pecuniary interest therein.

(5)
Consists of 37,366 shares held by Versant Affiliates Fund II-A, L.P., 17,598 shares held by Versant Side Fund II, L.P. and 1,969,195 shares held by Versant Venture Capital II, L.P. (collectively, the "Versant Funds"). The general partner of each of the Versant Funds is Versant Ventures II LLC. The managing directors of Versant Ventures II LLC are Brian G. Atwood, one of our directors, Ross A. Jaffe, Samuel D. Colella, Rebecca B. Robertson, William J. Link, Donald B. Milder, Barbara N. Lubash, Camille D. Samuels, Bradley J. Bolzen and Charles M. Warden (together, the "Managing Directors"). Each of the Managing Directors disclaims beneficial ownership of the shares held by the Versant Funds, except to the extent of such Managing Director's pecuniary interest therein.

(6)
Includes 200,000 shares held by certain family members of Mr. Lapidus and 103,704 shares issuable to Mr. Lapidus upon exercise of stock options.

(7)
Includes 22,225 shares issuable to J. William Efcavitch, PhD upon exercise of stock options.

Description of capital stock

GENERAL

Upon completion of this offering, our authorized capital stock will consist of 120,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

As of March 31, 2007, we had 1,966,682 shares of our common stock outstanding, 59,189,998 shares of our redeemable convertible preferred stock outstanding and options to purchase 1,219,870 shares of our common stock under our stock option plan, 178,697 of which were vested. Upon the completion of this offering, all shares of our currently outstanding redeemable convertible preferred stock will be converted into an aggregate of 13,153,293 shares of common stock.

COMMON STOCK

As of March 31, 2007, there were 15,119,975 shares of our common stock outstanding, assuming conversion of all outstanding shares of preferred stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in "Anti-takeover provisions of our certificate of incorporation and by-laws," a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

PREFERRED STOCK

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

WARRANTS

As of December 31, 2006, warrants to purchase a total of 81,184 shares of our Series B redeemable convertible preferred stock, which are convertible into 18,040 shares of our common stock, were outstanding with an exercise price of $1.29 per share. These warrants expire on the earliest of (i) June 16, 2013, with respect to 77,960 shares, and November 30, 2013, with respect to 3,224 shares or (ii) two years from the effective date of this offering.

REGISTRATION RIGHTS

Demand registration rights.    Pursuant to an investor rights agreement entered into in connection with the private placements of our preferred stock, at any time starting six months after the effective date of this offering, subject to certain exceptions, the holders of 13,273,416 of the then outstanding registrable shares of common stock, have the right to demand that we file a registration statement covering the offering and sale of their shares of our common stock that are subject to the registration rights agreement. We are not obligated to file a registration statement on more than three occasions upon the request of the holders of two-thirds of registrable securities; however, this offering will not count toward that limitation.

Form S-3 registration rights.    If we are eligible to file a registration statement on Form S-3, parties to the investor rights agreement holding registrable securities anticipated to have an aggregate sale price (net of underwriting discounts and commissions, if any) in excess of $1,000,000 shall have the right, on one or more occasions, to request registration of such securities on Form S-3.

We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement, if our board of directors deems it advisable to delay such filing or if we are in possession of material nonpublic information that would be in our best interests not to disclose. Such postponements cannot exceed 90 days during any twelve month period.

Piggyback registration rights.    All parties to the investor rights agreement have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder-initiated demand registration, the holders of up to 14,073,415 shares of registrable common stock will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of such shares that may be registered, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

Expenses of registration.    We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.    The investor rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Expiration of registration rights.    The registration rights granted under the investor rights agreement have no expiration date.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

Certificate of incorporation and bylaw provisions

Upon completion of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.    In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders.    Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.    Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors with broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

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before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

–>
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and shares owned by employee stock plans, in some instances; or

–>
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a "business combination" to include:

–>
any merger or consolidation involving the corporation and the interested stockholder;

–>
any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

–>
subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

–>
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

–>
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owing 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

NASDAQ GLOBAL MARKET LISTING

We have applied to have our common stock approved for quotation on the NASDAQ Global Market under the trading symbol "HLCS."

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be Computershare Shareholder Services, Inc.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although our common stock has been approved for quotation on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares outstanding as of March 31, 2007, upon completion of this offering, we will have outstanding an aggregate of 20,519,975 shares of common stock. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. See "—Lock-up agreements."

The remaining 15,119,975 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Substantially all of those shares will be subject to "lock-up" agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements 180 days after the effective date of this offering, 11,394,920 shares will become eligible for sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. See "—Lock-up agreements."

Certain of our existing stockholders have indicated an interest in purchasing at least $5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering or these stockholders and other stockholders could purchase additional shares in this offering. The following tables does not reflect potential purchases by any or our existing stockholders.

Days after date of this prospectus	Shares eligible for sale	Comment
Upon effectiveness	5,400,000	Shares sold in the offering
Upon effectiveness	158,656	Freely tradable shares saleable under Rule 144(k) that are not subject to the lock-up
90 Days	7,751	Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 Days	10,994,013	Lock-up with UBS Securities LLC released; shares saleable under Rules 144 and 701
180 Days	469,815	Lock-up with us released; shares saleable under Rules 144 and 701
Thereafter	3,489,740	Restricted securities held for one year or less

LOCK-UP AGREEMENTS

We, our executive officers, directors and holders of substantially all of our outstanding shares have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

EMPLOYEE BENEFIT PLANS AND CHARITABLE RESERVE

As of March 31, 2007, there were a total of 1,219,870 shares of common stock subject to outstanding options under our 2003 Option Plan, approximately 178,697 of which were vested and exercisable. Immediately after the completion of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under the 2003 Option Plan and the 2007 Option Plan. On the date which is 180 days after the effective date of this offering, a total of approximately 310,853 shares of common stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased under the 2003 Option Plan and the 2007 Option Plan generally will be available for resale in the public market.

We have reserved 277,777 shares of our common stock for purposes of a philanthropic gift in support of the Broad Institute of MIT and Harvard, in thanks for early-stage discussions about next generation sequencing technology during our formative stages. This gift is not made in consideration of any agreement to provide services in the past, the present or the future, or for any other consideration.

RULE 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including an affiliate, would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately 205,200 shares immediately after this offering; or

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the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

RULE 144(K)

Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

REGISTRATION RIGHTS

Upon completion of this offering, the holders of at least 14,073,415 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. See "Description of capital stock—registration rights." Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

Certain material U.S. federal income and estate tax considerations to non-U.S. holders

The following is a general discussion of the material U.S. federal income and estate tax considerations with respect to the ownership and disposition of our common stock that may be relevant to a non-U.S. holder that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations promulgated thereunder and U.S. Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change (possibly on a retroactive basis) or to differing interpretations so as to result in tax considerations different from those summarized below. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any such positions taken by the IRS would not be sustained.

The discussion is limited to non-U.S. holders that hold our common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

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an individual who is a citizen or resident of the United States;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

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a partnership (including any entity treated as a partnership for U.S. federal income tax purposes);

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has made a valid election to be treated as a U.S. person for such purposes.

This discussion does not address the U.S. federal income and estate tax rules applicable to any person who holds our common stock through entities treated as partnerships for U.S. federal income tax purposes or to such entities themselves. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner in that partnership will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership or a holder of interests in a partnership should consult such holder's tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion does not consider:

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any state, local or foreign tax consequences;

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any tax consequences or computation of the alternative minimum tax;

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any U.S. federal gift tax consequences; or

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any U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, including without limitation, banks or other financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, "controlled foreign corporations," "passive foreign investment companies," certain former citizens or residents of the

  U.S., holders subject to U.S. federal alternative minimum tax, broker-dealers, dealers or traders in securities or currencies and holders that hold our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment.

This discussion is for general purposes only. Prospective investors are urged to consult their tax advisors regarding the application of the U.S. federal income and estate tax laws to their particular situations and the consequences under U.S. federal gift tax laws, as well as foreign, state and local laws and tax treaties.

DIVIDENDS

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. If we pay dividends on our common stock, however, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital and first reduce the non-U.S. holder's adjusted tax basis, but not below zero, and then will be treated as gain from the sale of stock, as described in the section of this prospectus entitled "Gain on disposition of common stock."

A dividend paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or a lower rate under an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the U.S. (and, if an applicable income tax treaty so requires, is attributable to a permanent establishment of the non-U.S. holder within the U.S.) Non-U.S. holders (generally on a properly executed IRS Form W-8 BEN) will be required to satisfy certain certification and disclosure requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. These forms must be periodically updated. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Special rules apply in the case of common stock held by certain non-U.S. holders that are entities rather than individuals.

Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an applicable income tax treaty so requires, attributable to a permanent establishment in the United States will be taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A non-U.S. holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

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the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. or, if an applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to United States persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

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the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; in this case, the non-U.S. holder will be subject to a 30% tax on the amount by which the gain derived from the sale or other disposition of our common stock and any other U.S.-source capital gains realized by the non-U.S. holder in the same taxable year exceed the U.S.-source capital losses realized by the non-U.S. holder in that taxable year unless an applicable income tax treaty provides an exemption or a lower rate; or

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we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock. We do not believe that we have been, are, or will become, a U.S. real property holding corporation, although there can be no assurance in this regard. If we are, or were to become, a U.S. real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our common stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our common stock during the applicable period generally would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

FEDERAL ESTATE TAX

Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, such individual may be subject to U.S. federal estate tax.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

Dividends and proceeds from the sale or other taxable disposition of our common stock are potentially subject to backup withholding. In general, backup withholding will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder.

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Pursuant to income tax treaties or some other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common stock paid to a non-U.S. holder within the United States or conducted through certain U.S.-related financial intermediaries the holder has provided the required certification that it is a non-U.S. holder.

Backup withholding is not an additional tax. Any amount withheld may be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, J.P. Morgan Securities Inc., Leerink Swann & Co., Inc. and Pacific Growth Equities, LLC are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC
J.P. Morgan Securities Inc.
Leerink Swann & Co., Inc.
Pacific Growth Equities, LLC

Total	5,400,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

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receipt and acceptance of the common stock by the underwriters; and

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the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 810,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

POTENTIAL PURCHASES BY OUR EXISTING STOCKHOLDERS

Certain of our existing stockholders have indicated an interest in purchasing at least $5 million of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering or these stockholders and other stockholders could purchase additional shares in this offering.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                                 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                                 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of 270,000 shares of common stock to accounts over which such representatives exercise discretionary authority.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 810,000 shares:

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, excluding our underwriting discounts and commissions, will be approximately $2.5 million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers, directors and holders of substantially all of our outstanding shares have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements.

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET LISTING

Our common stock has been approved for quotation on the NASDAQ Global Market, subject to notice of official issuance, under the symbol "HLCS."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

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stabilizing transactions;

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short sales;

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purchases to cover positions created by short sales;

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imposition of penalty bids; and

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syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

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the information set forth in this prospectus and otherwise available to the representatives;

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our history and prospects and the history and prospects for the industry in which we compete;

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our past and present financial performance and an assessment of our management;

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our prospects for future earning and the present state of out development;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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other factors deemed to be relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of the their business.

DIRECTED SHARE PROGRAM

At our request, certain of the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial offering price to our employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services Inc., an affiliate of UBS Securities LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Directed share participants purchasing these reserved shares may be subject to the restrictions described in "Underwriting—no sales of similar securities" heading above.

Notice to investors

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Relevant Member State at any time:

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  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

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  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression "offered to the public" in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

UNITED KINGDOM

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

FRANCE

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common stock has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree N7 2004-1019 of September 28, 2004 and belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any common stock acquired by any Permitted Investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

ITALY

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to shares of our common stock or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to shares of our common stock or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading "European Economic Area" above shall apply to Italy.

GERMANY

Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz—WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

SPAIN

Neither the common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of articles 30bis of the Spanish Securities Markets Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Marcado de Valores), as amended and restated, and supplemental rules enacted thereunder.

SWEDEN

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finasiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

SWITZERLAND

The common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters' prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock offered hereby has not and will not be registered with the Swiss Federal Banking Commission and has not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Legal matters

Goodwin Procter LLP, Boston, Massachusetts, has passed upon the validity of the shares of common stock offered hereby. Edmund R. Pitcher, Esq., a partner of Goodwin Procter LLP, currently beneficially owns 11,628 shares of our common stock. Dewey Ballantine LLP is representing the underwriters in this offering.

Experts

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Change in accountants

On November 30, 2006, with the approval of our audit committee, we dismissed BDO Seidman, LLP as our independent registered public accounting firm and engaged PricewaterhouseCoopers LLP as our independent registered public accounting firm.

During the years ended December 31, 2003, 2004 and 2005, and the subsequent period from January 1, 2006 through November 30, 2006, there were no disagreements with BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused it to make reference to the subject matter of the disagreements in its reports on our financial statements for such years.

During the period from May 9, 2003 (date of inception) through December 31, 2006, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

BDO Seidman, LLP was provided with a copy of the above statements and we requested that it furnish a letter to the Securities and Exchange Commission stating whether or not it agrees with these statements. A copy of BDO Seidman, LLP's letter is included as an exhibit to this registration statement.

During the period from July 1, 2003 through November 30, 2006, neither we nor anyone on our behalf consulted PricewaterhouseCoopers LLP regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or (2) any matter that was a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. PricewaterhouseCoopers LLP has reported on our consolidated financial statements for each of the fiscal years ended December 31, 2004, 2005 and 2006, and cumulatively for the period from May 9, 2003 (date of inception) through December 31, 2006 included in this registration statement.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-140973) under the Securities Act of 1933 with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C., 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

Helicos BioSciences Corporation (A development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of independent registered public accounting firm	F-2
Consolidated balance sheets as of December 31, 2005 and 2006 and March 31, 2007 (unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), and the period from May 9, 2003 (date of inception) to March 31, 2007 (unaudited)	F-4
Consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit) for the period from May 9, 2003 (date of inception) to December 31, 2003, the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2007 (unaudited)	F-5
Consolidated statements of cash flows for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 (unaudited) and 2007 (unaudited), and the period from May 9, 2003 (date of inception) to March 31, 2007 (unaudited)	F-7
Notes to consolidated financial statements	F-8

Helicos BioSciences Corporation (a development stage company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Helicos BioSciences Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Helicos BioSciences Corporation and its subsidiary (a development stage enterprise) at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 and, cumulatively, for the period from May 9, 2003 (date of inception) to December 31, 2006 (not separately presented), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation as of January 1, 2006.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 28, 2007, except for Note 15, as to
which the date is May 22, 2007

Helicos BioSciences Corporation (a development stage company)

CONSOLIDATED BALANCE SHEETS

(in thousands, except share per share data)

	December 31,
				Pro forma stockholders' equity at March 31, 2007
	2005	2006	March 31, 2007

			(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$8,566	$10,589	$22,760
Short-term investments	—	795	—
Unbilled government grant receivable	—	159	92
Prepaids and other current assets	94	502	968

Total current assets	8,660	12,045	23,820
Property and equipment, net	1,005	2,805	2,891
Restricted cash	—	450	450

Total assets	$9,665	$15,300	$27,161

Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities
Accounts payable	$644	$1,469	$1,120
Accrued expenses and other current liabilities	395	1,299	1,230
Current portion of long-term debt	—	608	752

Total current liabilities	1,039	3,376	3,102
Long-term debt, net of current portion	—	1,843	1,610
Redeemable convertible preferred stock warrants	—	204	202
Other long-term liabilities	—	455	453

Total liabilities	1,039	5,878	5,367
Redeemable convertible preferred stock: par value $0.001 per share; 28,182,246 shares authorized at December 31, 2005, 59,314,030 shares authorized at December 31, 2006 and March 31, 2007 (unaudited); 28,182,246, 43,686,122 and 59,189,998 shares issued and outstanding at December 31, 2005, December 31, 2006, and March 31, 2007 (unaudited), respectively (liquidation preference: $31,313, $54,809 and $76,059 at December 31, 2005, December 31, 2006 and March 31, 2007 (unaudited), respectively); 5,000,000 shares authorized and no shares issued or outstanding pro forma (unaudited)	26,869	46,761	66,755	—
Commitments and contingencies (Note 8, 9 and 10)
Stockholders' equity (deficit) Common stock: par value $0.001 per share; 40,000,000 shares authorized at December 31, 2005; 100,000,000 shares authorized at December 31, 2006 and March 31, 2007 (unaudited), 120,000,000 shares authorized at March 31, 2007 pro forma (unaudited); 1,558,680, 2,051,269, 1,966,682 and 15,119,975 shares issued and outstanding at December 31, 2005, December 31, 2006, March 31, 2007 (unaudited) and pro forma (unaudited), respectively	2	2	2	15
Subscription receivable	—	(4)	—	—
Additional paid-in capital	284	1,772	20,636	87,580
Deficit accumulated during the development stage	(18,529)	(39,109)	(65,599)	(65,599)

Total stockholders' equity (deficit)	(18,243)	(37,339)	(44,961)	$21,996

Total liabilities, redeemable convertible preferred stock and stockholders equity (deficit)	$9,665	$15,300	$27,161

The accompanying notes are an integral part of these consolidated financial statements

Helicos BioSciences Corporation (a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year ended December 31,			Three months ended March 31		Period from May 9, 2003 (date of inception) through March 31,
	2004	2005	2006	2006	2007	2007

				(Unaudited)	(Unaudited)	(Unaudited)
Grant revenue	$—	$—	$159	$—	$92	$251
Operating expenses
Research and development	4,194	8,411	14,382	2,601	5,385	32,372
General and administrative	3,164	2,870	6,917	1,034	3,251	16,755

Total operating expenses	7,358	11,281	21,299	3,635	8,636	49,127

Operating loss	(7,358)	(11,281)	(21,140)	(3,635)	(8,544)	(48,876)
Interest income	294	363	766	130	267	1,696
Interest expense	—	—	(206)	—	(73)	(279)

Net loss	(7,064)	(10,918)	(20,580)	(3,505)	(8,350)	(47,459)
Beneficial conversion feature related to Series B redeemable convertible preferred stock	—	—	—	—	(18,140)	(18,140)

Net loss attributable to common stockholders	$(7,064)	$(10,918)	$(20,580)	$(3,505)	$(26,490)	$(65,599)

Net loss attributable to common stockholders per share—basic and diluted	$(15.48)	$(12.62)	$(16.35)	$(3.22)	$(17.90)

Weighted average number of shares used in computation—basic and diluted	456,256	865,355	1,258,438	1,087,438	1,480,130

Pro forma net loss attributable to common stockholders per share—basic and diluted (unaudited)			$(1.98)		$(1.90)

Weighted average number of shares used in computation—basic and diluted (unaudited)			10,409,524		13,906,082

The accompanying notes are an integral part of these consolidated financial statements

Helicos BioSciences Corporation (a development stage company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Period from May 9, 2003 (date of inception) to March 31, 2007
(in thousands, except share and per share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock

					Common Stock
							Additional paid-in capital		Deficit accumulated during development stage	Other accumulated income (loss)	Total stockholders' equity (deficit)
								Subscription receivable
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at inception	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of Series A redeemable convertible preferred stock in December 2003 for cash at $0.9555 per share, net of issuance costs of $59	27,815,946	26,469	—	—	—	—	—	—	—	—	—
Conversion of promissory note for shares of Series A redeemable convertible preferred stock in December 2003 at $0.9555 per share	366,300	350	—	—	—	—	—	—	—	—	—
Issuance of restricted common stock in October 2003 to a founder for cash	—	—	—	—	444,444	—	2	—	—	—	2
Issuance of restricted common stock in November and December 2003 to nonemployees	—	—	—	—	618,126	1	2	(3)	—	—	—
Issuance of common stock in December 2003 at $0.45 per share in exchange for intellectual property	—	—	—	—	46,514	—	20	—	—	—	20
Stock-based compensation expense	—	—	—	—	—	—	23	—	—	—	23
Net loss	—	—	—	—	—	—	—	—	(547)	—	(547)

Balance at December 31, 2003	28,182,246	26,819	—	—	1,109,084	1	47	(3)	(547)	—	(502)
Exercise of a stock warrant to purchase shares of common stock in January 2004	—	—	—	—	120,123	—	—	—	—	—	—
Cash received from investors in January 2004 for previously issued shares of Series A redeemable convertible preferred stock	—	50	—	—	—	—	—	—	—	—	—
Cash received from nonemployee in January 2004 for previously issued shares of restricted common stock	—	—	—	—	—	—	—	3	—	—	3
Issuance of restricted common stock in February, March and April 2004 to employees for cash at $0.45 per share	—	—	—	—	155,555	—	1	—	—	—	1
Issuance of restricted common stock in September 2004 to nonemployees for cash at $0.45 per share	—	—	—	—	11,888	—	—	—	—	—	—
Exercise of nonemployee stock options in December 2004 for cash of $0.45 per share	—	—	—	—	15,200	—	6	—	—	—	6
Stock-based compensation expense	—	—	—	—	—	—	138	—	—	—	138
Unrealized short-term loss	—	—	—	—	—	—	—	—	—	(17)	(17)
Net loss	—	—	—	—	—	—	—	—	(7,064)	—	(7,064)

Balance at December 31, 2004	28,182,246	26,869	—	—	1,411,850	1	192	—	(7,611)	(17)	(7,435)

The accompanying notes are an integral part of these consolidated financial statements

Helicos BioSciences Corporation (a development stage company)

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

Period from May 9, 2003 (date of inception) to March 31, 2007 (Continued)
(in thousands, except share and per share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock

					Common Stock
							Additional paid-in capital		Deficit accumulated during development stage	Other accumulated income (loss)	Total stockholders' equity (deficit)
								Subscription receivable
	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2004	28,182,246	26,869	—	—	1,411,850	1	192	—	(7,611)	(17)	(7,435)
Issuance of restricted common stock in March 2005 in exchange for intellectual property	—	—	—	—	88,888	—	—	—	—	—	—
Issuance of restricted common stock in July 2005 to employees for cash at $0.45 per share	—	—	—	—	55,555	1	—	—	—	—	1
Issuance of restricted common stock in April and December 2005 to nonemployees for cash at $0.45 per share	—	—	—	—	1,666	—	1	—	—	—	1
Exercise of employee stock options in June 2005 for cash at $0.45 per share	—	—	—	—	277	—	—	—	—	—	—
Exercise of nonemployee stock options in September 2005 for cash at $0.45 per share	—	—	—	—	444	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	55	—	—	—	55
Vesting of previously issued shares of restricted common stock	—	—	—	—	—	—	36	—	—	—	36
Change in unrealized short-term loss	—	—	—	—	—	—	—	—	—	17	17
Net loss	—	—	—	—	—	—	—	—	(10,918)	—	(10,918)

Balance at December 31, 2005	28,182,246	26,869	—	—	1,558,680	2	284	—	(18,529)	—	(18,243)
Issuance of restricted common stock in January 2006 to nonemployees for cash at $0.45 per share	—	—	—	—	1,111	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock in March 2006 for cash at $1.29 per share, net of issuance costs of $108	—	—	15,503,876	19,892	—	—	—	—	—	—	—
Issuance of common stock in July 2006 to employee for cash at $0.585 per share	—	—	—	—	44,444	—	247	—	—	—	247
Issuance of restricted common stock in September, November and December 2006 to employees for cash at $0.585 per share	—	—	—	—	394,444	—	2	(4)	—	—	(2)
Exercise of nonemployee stock options in November 2006 for cash at $0.585 per share	—	—	—	—	4,444	—	2	—	—	—	2
Exercise of employee stock options in January and December 2006 for cash at $0.45 per share	—	—	—	—	48,146	—	22	—	—	—	22
Stock-based compensation expense	—	—	—	—	—	—	1,058	—	—	—	1,058
Vesting of previously issued shares of restricted common stock	—	—	—	—	—	—	157	—	—	—	157
Net loss	—	—	—	—	—	—	—	—	(20,580)	—	(20,580)

Balance at December 31, 2006	28,182,246	26,869	15,503,876	19,892	2,051,269	2	1,772	(4)	(39,109)	—	(37,339)
Issuance of Series B redeemable convertible preferred stock in January 2007 for cash at $1.29 per share, net of issuance costs of $6	—	—	15,503,876	19,994	—	—	—	—	—	—	—
Exercise of employee stock options in January 2007 for cash at $0.585 per share	—	—	—	—	4,311	—	3	—	—	—	3
Cash received from employee in January 2007 for previously issued shares of restricted common stock	—	—	—	—	—	—	—	4	—	—	4
Cancellation of shares of restricted common stock	—	—	—	—	(88,888)	—	—	—	—	—	—
Stock-based compensation expenses	—	—	—	—	—	—	715	—	—	—	715
Vesting of previously issued shares of restricted common stock	—	—	—	—	—	—	6	—	—	—	6
Beneficial conversion feature related to Series B redeemable convertible preferred stock	—	—	—	—	—	—	18,140	—	(18,140)	—	—
Reclassification of amounts due to stockholders for fractional shares upon reverse stock split	—	—	—	—	(10)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(8,350)	—	(8,350)

Balance at March 31, 2007 (unaudited)	28,182,246	$26,869	31,007,752	$39,886	1,966,682	$2	$20,636	$—	$(65,599)	$—	$(44,961)

The accompanying notes are an integral part of these consolidated financial statements

Helicos BioSciences Corporation (a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

						Period from May 9, 2003 (date of inception) through March 31, 2007
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

				(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(7,064)	$(10,918)	$(20,580)	$(3,505)	$(8,350)	$(47,459)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	180	482	953	155	364	1,979
Amortization of lease incentive	—	—	(70)	—	(33)	(103)
Common stock issued for licenses	—	—	127	—	—	147
Stock-based compensation expense	138	55	1,279	238	715	2,210
Interest expense recorded on warrants	—	—	137	—	12	149
Changes in operating assets and liabilities
Unbilled receivable	—	—	(159)	—	67	(92)
Prepaids and other current assets	(203)	118	(274)	(282)	(25)	(393)
Accounts payable	159	398	825	(167)	(349)	1,120
Accrued expenses and other current liabilities	351	(149)	819	(77)	(16)	1,134
Other long-term liabilities	—	—	411	—	31	442

Net cash used in operating activities	(6,439)	(10,014)	(16,532)	(3,638)	(7,584)	(40,866)

Cash flows from investing activities
Purchases of property and equipment	(822)	(843)	(2,753)	(301)	(450)	(4,870)
Increase in restricted cash	—	—	(450)	(450)	—	(450)
Purchases of short-term investments	(21,838)	(5,438)	(7,433)	—	—	(34,709)
Maturities of short-term investments	9,291	17,985	6,638	—	795	34,709

Net cash (used in) provided by investing activities	(13,369)	11,704	(3,998)	(751)	345	(5,320)

Cash flows from financing activities
Proceeds from debt issuances	—	—	2,473	—	—	2,473
Payments on debt	—	—	—	—	(91)	(91)
Deferred initial public offering costs	—	—	(89)	—	(453)	(542)
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	50	—	19,892	19,892	19,994	66,405
Proceeds from bridge loan	—	—	—	—	—	350
Proceeds from issuance of common stock	—	—	26	—	—	26
Proceeds from issuance of restricted common stock	79	27	227	53	4	339
Payments to employee for cancelled restricted common stock	—	—	—	—	(47)	(47)
Proceeds from exercise of stock options	6	—	24	13	3	33

Net cash provided by financing activities	135	27	22,553	19,958	19,410	68,946

Net (decrease) increase in cash and cash equivalents	(19,673)	1,717	2,023	15,569	12,171	22,760
Cash and cash equivalents, beginning of period	26,522	6,849	8,566	8,566	10,589	—

Cash and cash equivalents, end of period	$6,849	$8,566	$10,589	$24,135	$22,760	$22,760

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$—	$—	$69	$—	$72	$141
Noncash financing activities:
Issuance of redeemable convertible preferred stock warrants	$—	$—	$95	$—	$—	$95
Conversion of bridge loan to equity	$—	$—	$—	$—	$—	$350
Beneficial conversion feature related to Series B redeemable convertible preferred stock	$—	$—	$—	$—	$18,140	$18,140

The accompanying notes are an integral part of these consolidated financial statements

Helicos BioSciences Corporation (a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All information as of and for the Three Months Ended March 31, 2006 and 2007 is unaudited)

1. Business Description

Helicos BioSciences Corporation ("Helicos" or the "Company") is a life sciences company focused on innovative genetic analysis technologies for the research, drug discovery and clinical diagnostics markets. Helicos has developed a proprietary technology to enable the rapid analysis of large volumes of genetic material by directly sequencing single molecules of DNA or single DNA copies of RNA. Helicos is a Delaware Corporation and was incorporated on May 9, 2003.

The Company has had limited operations to date and its activities have consisted primarily of raising capital, conducting research and development and recruiting personnel. Accordingly, the Company is considered to be in the development stage at March 31, 2007, as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company's fiscal year ends on December 31. The Company operates as one reportable segment.

The Company expects to incur substantial expenditures in the foreseeable future for the research, development and commercialization of its product candidates. The Company will need additional financing to fund operating losses, and, if deemed appropriate, establish manufacturing, sales and marketing capabilities, which it will seek to raise through public or private equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing. Adequate additional funding may not be available to the Company on acceptable terms or at all. The Company's failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategies. If adequate funds are not available to the Company, the Company may be required to delay, reduce or eliminate research and development programs, reduce or eliminate commercialization efforts, obtain funds through arrangements with collaborators or others on terms unfavorable to the Company or pursue merger or acquisition strategies.

2. Summary of Significant Accounting Policies

Basis of presentation and consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated.

The accompanying consolidated balance sheet as of March 31, 2007, the consolidated statements of operations and of cash flows for the three months ended March 31, 2006 and 2007, and the consolidated statements of redeemable convertible preferred stock and stockholders' equity (deficit) for the three months ended March 31, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position at March 31, 2007 and results of operations and cash flows for the three months ended March 31, 2006 and 2007. The financial data and other information disclosed in these notes to the financial statements related to the three-month periods are unaudited. The results of the three months ended March 31, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other interim period or for any other future year.

Unaudited pro forma stockholders' equity

In February 2007, the board of directors authorized management to file a registration statement with the Securities and Exchange Commission for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Company's Series A and B redeemable convertible preferred stock as of March 31, 2007, will automatically convert into 13,153,293 shares of common stock and the warrants for redeemable convertible preferred stock will become warrants for common stock as of the closing of the offering. Pro forma redeemable convertible preferred stock and stockholders' equity (deficit), as adjusted for the assumed conversion of the redeemable convertible preferred stock and reclassification of the redeemable convertible preferred stock warrant liability to equity, is set forth on the accompanying consolidated balance sheet.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company regularly assesses these estimates, actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of acquisition to be cash equivalents. Cash equivalents, which include money market accounts, are stated at cost, which approximates fair market value.

Short-term investments

The Company classifies marketable securities as available-for-sale in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value with unrealized gains and losses reported, if material, as a component of other comprehensive gain or loss in stockholders' equity (deficit). There were no gross unrealized gains and losses at December 31, 2005, December 31, 2006 and March 31, 2007. Gains or losses on securities sold are based on the specific identification method.

Concentration of credit risk

The Company has no significant off-balance sheet concentrations of credit risk such as foreign currency exchange contracts, option contracts or other hedging arrangements. Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents and short-term investments. The Company places its cash and cash equivalents in an accredited financial institution.

Fair value of financial instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, unbilled receivables, accounts payable, accrued expenses, debt and redeemable convertible preferred stock warrants approximate their fair value at December 31, 2005, December 31, 2006 and March 31, 2007.

Property and equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Depreciation is provided using the straight-line method over the following estimated useful lives: Machinery and equipment—three years, office furniture and equipment—three years, leasehold improvements—the shorter of the economic useful life or life of lease. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the consolidated balance sheets and related gains or losses are reflected in the consolidated statements of operations. There have been no material retirements or sale of assets since May 9, 2003 (date of inception).

Long-lived assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair values less costs to sell.

Redeemable convertible preferred stock warrant

Freestanding warrants and other similar instruments related to shares that are redeemable are accounted for in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and Financial Accounting Standards Board ("FASB") Staff Position ("FSP") FAS 150-5, "Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable." Under FSP FAS 150-5, the freestanding warrant that is related to the Company's redeemable convertible preferred stock is classified as a liability on the balance sheet as of January 1, 2006. The warrant is subject to re-measurement at each balance sheet date and any change in fair value is recognized as a component of interest expense. Fair value is measured using the Black-Scholes option pricing model. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrant or the completion of a liquidation event, including the completion of an initial public offering with gross cash proceeds to the Company of at least $50 million and a per share price of at least $17.415 (adjusted for stock splits, dividends and recapitalizations) ("Qualified IPO"), at which time all redeemable convertible preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.

Revenue recognition

Government research grants that provide for payments to the Company for work performed are recognized as revenue when the related expenses are incurred.

Research and development

Research and development expenditures are charged to the consolidated statement of operations as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs, clinical trial and related supply costs, contract services, depreciation and amortization expense and other related costs.

Income taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. The Company's consolidated financial statements contain certain deferred tax assets, which have arisen primarily as a result of operating losses, as well as other temporary differences between financial and tax accounting. SFAS No. 109 "Accounting for Income Taxes," requires the Company to establish a valuation allowance if the likelihood of realization of the deferred tax assets is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining the Company's provision for income taxes, the Company's deferred tax assets and liabilities and any valuation allowance recorded against those net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the net deferred income tax assets will not be realized.

Stock-based compensation

Prior to January 1, 2006, the Company accounted for employee stock-based compensation arrangements in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in the year ended December 31, 2006 included: (a) the pro rata compensation cost for all share-based compensation granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the pro rata compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified prospective transition method of SFAS No. 123(R), results for prior periods have not been restated, and the impact of adopting SFAS No. 123(R) was not material to the net loss or cash flows. For all grants, the amount of share-based compensation expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company's analysis of historical forfeiture data. Prior to the adoption of the fair value recognition provisions of SFAS No. 123(R), share-based payment expense was adjusted for actual forfeitures as they occurred. The cumulative effect of the change in accounting for forfeitures is immaterial.

The Company accounts for stock-based compensation issued to non-employees in accordance with SFAS No. 123(R) and EITF No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services." The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The Company's potential dilutive shares, which include outstanding common stock options, unvested restricted stock, redeemable convertible preferred stock and warrants have not been included in the computation of diluted net loss per share for all periods as the result would be antidilutive. Such potentially dilutive shares are excluded when the effect would be to reduce a net loss per share.

Other comprehensive income (loss)

SFAS 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. For each of the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007, and the period from May 9, 2003 (date of inception) to March 31, 2007, there was no material difference between the net loss and comprehensive loss.

Segment reporting

SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments in annual financial statement and in interim financial reports issued to stockholders. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by the chief operating decision-maker, or decision making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company believes that it operates in one segment.

Recent accounting pronouncements

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN No. 48. FIN No. 48 requires the Company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The adoption of FIN No. 48 did not have a material impact on our financial position, results of operations or cash flows. At the adoption date of January 1, 2007 and also at March 31, 2007, we had no unrecognized tax benefits.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity's own fair value assumptions as the lowest level. SFAS No. 157 is effective for our financial statements issued in 2008; however, earlier application is encouraged. The Company has not yet determined the impact that the adoption of SFAS No. 157 will have on its financial position, results of operations or its cash flows.

3. Short-Term Investments

During the years ended December 31, 2005 and 2006, and the three months ended March 31, 2006 and 2007, the Company maintained short-term investments in corporate obligations with a maturity date no greater than twelve months to help meet liquidity objectives. The Company's investments in these corporate obligations at December 31, 2006 were $795,000 and were accounted for as available-for-sale. Accordingly, the Company recorded these investments at fair value which equals the cost basis. There were no gross unrealized gains or losses at December 31, 2005, December 31, 2006 and March 31, 2007. At December 31, 2005 and March 31, 2007, the Company had no short-term investments.

4. Net Loss Per Share and Pro Forma Net Loss Per Share

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. The Company's potential dilutive shares, which include outstanding common stock options, unvested restricted stock, redeemable convertible preferred stock and warrants have not been included in the computation of diluted net loss per share for all periods as the result would be antidilutive. Such potentially dilutive shares are excluded when the effect would be to reduce net loss per share. Because the Company reported a net loss for the years ended December 31, 2004, 2005 and 2006, and for the three months ended March 31, 2006 and 2007, all potential common shares have been excluded from the computation of the dilutive net loss per share for all periods presented because the effect would have been antidilutive. Such potential common shares consist of the following:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

Stock options	116,812	178,167	711,775	632,833	1,219,870
Unvested restricted stock	730,260	523,929	591,480	539,476	461,551
Warrants	—	—	18,040	—	18,040
Redeemable convertible preferred stock	6,262,703	6,262,703	9,707,997	9,707,997	13,153,293

	7,109,775	6,964,799	11,029,292	10,880,306	14,852,754

Unaudited pro forma net loss per share

The calculation of unaudited pro forma basic and diluted net loss per share assumes the conversion of all shares of Series A and B redeemable convertible preferred stock into shares of common stock using the as-if-converted method as of January 1, 2006, or the date of issuance, if later. The Company's shares used in pro forma net loss per share calculation are as follows (in thousands, except share data):

	Year ended December 31, 2006	Three months ended March 31, 2007

Numerator
Net loss attributable to common stockholders	$(20,580)	$(26,490)

Denominator for basic and diluted net loss attributable to common stockholders per share	1,258,438	1,480,130

Net loss attributable to common stockholders per share—basic and diluted	$(16.35)	$(17.90)

Net loss used to compute pro forma net loss attributable to common stockholders per share	$(20,580)	$(26,490)

Denominator for net loss attributable to common stockholders per common share—basic and diluted	1,258,438	1,480,130
Pro forma adjustment to reflect assumed weighted average effect of conversion of redeemable convertible preferred stock to common stock shares used to compute net loss attributable to common stockholders per common share—basic and diluted	9,151,086	12,425,952

Denominator for pro forma basic and diluted net loss attributable to common stockholders per common share	10,409,524	13,906,082

Pro forma net loss attributable to common stockholders per share—basic and diluted	$(1.98)	$(1.90)

5. Property and Equipment, net

Property and equipment, net consist of the following (in thousands):

	December 31,
			March 31, 2007
	2005	2006

Machinery and equipment	$1,391	$3,184	$3,506
Office furniture and equipment	210	425	512
Leasehold improvements	66	747	788

	1,667	4,356	4,806
Less: accumulated depreciation and amortization	(662)	(1,551)	(1,915)

Property and equipment, net	$1,005	$2,805	$2,891

Depreciation and amortization charged to the consolidated statement of operations for the three months ended March 31, 2006 and 2007 was $155,000 and $364,000, respectively.

Depreciation and amortization charged to the consolidated statements of operations for the years ended December 31, 2004, 2005, 2006 and from May 9, 2003 (date of inception) to March 31, 2007 was $180,000, $482,000 $953,000 and $2.0 million, respectively.

During the year ended December 31, 2006, the Company retired and disposed of $64,000 of property and equipment, which was fully depreciated and no longer in use. There were no gains or losses on the disposal.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
			March 31, 2007
	2005	2006

Compensation and benefits	$78	$541	$682
Deferred rent and lease incentives	—	154	184
Professional fees	37	272	144
Research consulting and collaborations	49	48	66
License fees	134	66	24
Other	97	218	130

Accrued expenses and other current liabilities	$395	$1,299	$1,230

7. Income Taxes

There is no provision for income taxes because the Company has incurred operating losses since inception. The reported amount of income tax expense for the years differs from the amount that would result from applying domestic federal statutory tax rates to pretax losses primarily because of the changes in the valuation allowance. Significant components of the Company's deferred tax assets at December 31, 2005 and 2006 are as follows (in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$6,885	$14,029
Research and development credit carryforwards	862	1,764
Depreciation and amortization	333	441
Allowances and reserves	80	449

	8,160	16,683
Less: Valuation allowance	(8,160)	(16,683)

Net deferred tax assets	$—	$—

As of December 31, 2006, the Company has federal and state net operating losses ("NOL") of approximately $35.2 million and $35.5 million, respectively, as well as federal and state research and development credits of approximately $1.2 million and $0.9 million, respectively, which may be available to reduce future taxable income and taxes. Federal NOLs and research and development credits each begin to expire in 2024. State NOLs and research and development credits begin to expire in 2009 and 2024, respectively. As required by SFAS No. 109 "Accounting for Income Taxes," the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of NOLs. Management has determined that is it more likely than not that the Company will not recognize the benefits of the federal and state deferred tax assets and, as a result, a valuation allowance of $8.2 million and $16.7 million has been established at December 31, 2005 and 2006, respectively.

A reconciliation of income tax expense (benefit) at the statutory federal income tax rate and income taxes as reflected in the financial statements is as follows:

	Year ended December 31,
	2004	2005	2006

Federal income tax at statutory federal rate	34.0%	34.0%	34.0%
Research and development credits	2.7%	7.1%	8.6%
Other	(0.7)%	(0.3)%	(0.9)%
Valuation allowance	(36.0)%	(40.8)%	(41.7)%

Effective tax rate	0.0%	0.0%	0.0%

On January 1, 2007, the Company adopted the provisions of FIN 48. The Company has no amounts recorded for any unrecognized tax benefits as of January 1, 2007 or March 31, 2007. In addition, the Company did not record any amount for the implementation of FIN 48. The Company's policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. As of January 1, 2007 and March 31, 2007, the Company had no accrued interest or tax penalties recorded. The Company's income tax return reporting periods since May 9, 2003 (date of inception) are open to income tax audit examination by the federal and state tax authorities.

Utilization of NOL and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership changes that have occurred previously or that could occur in the future provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company's formation, the Company has raised capital through the issuance of common stock and preferred stock, which, combined with the purchasing shareholders' subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not currently completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company's formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. If we have experienced a change of control at any time since the Company's formation, utilization of NOL or research and development credit carryforwards would be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the NOL or research and development credit carryforwards before utilization. Further, until a study is completed and any limitation known, no amounts are being presented as an uncertain tax position under FIN 48.

8. Commitments and Contingencies

License agreements and patents

In November 2003, the Company entered into a license agreement with California Institute of Technology (the "Caltech License Agreement") that granted the Company a worldwide, exclusive, royalty-bearing license, with the right to grant sublicenses, under specified patents and patent applications, and a worldwide, non-exclusive royalty bearing license, with the right to grant sublicenses, under specified technology outside the scope of the licensed patents. In connection with the Caltech License Agreement, the Company issued 46,514 shares of common stock, and recorded a charge of $20,000. In addition, the Company pays an annual license fee of $10,000 per year. The license fee payments are creditable against royalties based upon sales of products covered by patents licensed under the agreement. Royalties are calculated based on a percentage of defined net sales. The Company is also obligated to pay California Institute of Technology a portion of specified license and sublicense income, proceeds from sales of specified intellectual property and specified service revenue amounts that it receives based on licenses and sublicenses that the Company grants, sales of intellectual property and services that are provided to third parties. The royalty obligation with respect to any licensed product extends until the later of the expiration of the last-to-expire of the licensed patents covering the licensed product and three years after the first commercial sale of the licensed product in any country for non-patented technology covered under the agreement. Either the Company or California Institute of Technology has the right to terminate the Caltech License Agreement upon breach by the other party subject to notice and an opportunity to cure. Through March 31, 2007, no royalty payments have been made. In March 2007, the Company amended the Caltech License Agreement to provide rights under an additional patent application under the terms of the existing license in exchange for a one-time payment of $50,000 to the California Institute of Technology. All amounts paid to date and the value of the common stock issued have been expensed to research and development expense as technological feasibility had not been established and the technology had no alternative future use. The total expense recognized under the Caltech License Agreement for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007, and the period from May 9, 2003 (date of inception) through March 31, 2007 was $3,000, $10,000, $10,000, $3,000, $3,000 and $46,000, respectively.

In June 2004, the Company entered into a license agreement with Roche Diagnostics (the "Roche License Agreement") that granted the Company a worldwide, semi-exclusive royalty-bearing license, with the right to grant sublicenses under a patent relating to sequencing methods. In connection with the Roche License Agreement, the Company paid an upfront fee of 175,000 Euros and committed to pay an annual license fee ranging from 10,000 to 40,000 Euros. The Company has an option to convert the license to non-exclusive beginning in 2008, in which case the annual license fees would be reduced to 10,000 Euros beginning in 2008. The Company has the right to terminate the Roche License Agreement at any time for convenience upon 90 days prior written notice to Roche Diagnostics. Both the Company and Roche Diagnostics have the right to terminate the Roche License Agreement upon breach by the other party, subject to notice and an opportunity to cure. The Roche License Agreement also terminates upon the occurrence of specified bankruptcy events. As part of the Roche License Agreement, the Company agrees to pay royalties based on a percentage of defined net sales. The Company also agrees to pay a portion of specified sublicense income amounts that are received based on sublicenses that the Company grants to third parties. The Company's royalty obligation, if any, extends until the expiration of the last-to-expire of the licensed patents. Through March 31, 2007, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not established and the technology had no alternative future use. The total expense recognized under the Roche License Agreement for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007 and the period from May 9, 2003 (date of inception) through March 31, 2007 was $227,000, $16,000, $23,000, $5,000, $5,000 and $271,000, respectively.

In March 2005, the Company entered into a license agreement with Arizona Technology Enterprises (the "AZTE License Agreement") that granted the Company a worldwide, exclusive, irrevocable, royalty-bearing license, with the right to grant sublicenses, under specified patents and patent applications exclusively licensed by AZTE from Arizona State University and the University of Alberta. In connection with the AZTE License Agreement, the Company paid an upfront fee of $350,000, committed to an annual license fee of $50,000, which will increase to $100,000 upon the successful issuance of a U.S. patent, committed to pay a three-year maintenance fee of $50,000, payable in equal annual installments beginning in March 2006, and issued 88,888 shares of restricted common stock, which vest in two equal installments upon the achievement of separate milestones. The Company is obligated to use reasonable commercial efforts to develop, manufacture and commercialize licensed products. In addition, if the Company fails to meet specified development and commercialization deadlines, the AZTE License Agreement converts from exclusive to non-exclusive. The AZTE License Agreement will remain in force until terminated. The Company has the right to terminate the AZTE License agreement at any time for convenience upon 60 days prior written notice to Arizona Technology Enterprises. Both the Company and Arizona Technology Enterprises have the right to terminate the agreement upon breach by the other party, subject to notice and an opportunity to cure. The AZTE License Agreement also terminates upon the occurrence of specified bankruptcy events.

As part of the AZTE License Agreement, the Company agrees to pay royalties based on a percentage of defined net sales. The Company also agrees to pay a portion of specified sublicense income amounts that are received based on sublicenses granted to third parties. The Company's royalty obligation, if any, extends until the expiration of the last-to-expire of the licensed patents. Through March 31, 2007, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not been established and the technology had no alternative future use. In May 2006, in accordance with the license agreement, due to the successful issuance of a U.S. patent, the committed annual license fee increased from $50,000 to $100,000 and 44,444 shares of the restricted common stock vested. The vesting of 44,444 shares of restricted common stock resulted in a charge to research and development expense of $127,000 based on the fair value of the Company's common stock at the time the milestone was achieved. The remaining 44,444 shares of restricted common stock will vest immediately upon the successful issuance of a second U.S. patent The total expense recognized under the AZTE License Agreement for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007 and the period from May 9, 2003 (date of inception) through March 31, 2007 was $0, $400,000, $229,000, $17,000, $29,000 and $658,000, respectively.

In June 2006, the Company entered into an agreement to acquire certain U.S. and foreign patents and patent applications. In connection with the agreement, the Company paid an upfront fee of $350,000, committed to a one-time payment of $250,000 once technological feasibility has been established, and committed to a one-time payment of $400,000 upon the first commercial sale of product. As part of the agreement, the Company agrees to pay royalties based on a percentage of defined net sales. Through March 31, 2007, no royalty payments have been made. All amounts paid to date have been expensed to research and development expense as technological feasibility had not established and the technology had no alternative future use. The total expense recognized under this agreement for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007 and the period from May 9, 2003 (date of inception) through March 31, 2007 was $0, $0, $350,000, $0, $0 and $350,000, respectively.

Operating leases

In January 2004, the Company entered into a sublease and a direct operating lease for office and laboratory space. The sublease expired on April 30, 2005. The direct lease commenced thereafter from May 1, 2005 and expired on December 31, 2005. As provided in the facility lease, the Company deposited $40,000 for the sublease and $30,000 for the direct lease in escrow for security. As of December 31, 2005 and 2006, the Company has $30,000 and $30,000, respectively, recorded in prepaid and other current assets for these security deposits. At December 31, 2006, the Company has no further obligations under this agreement.

In December 2005, the Company entered into an operating lease for new office and laboratory space. The lease expires in August 2009. In connection with this lease agreement, the Company entered into a letter of credit in the amount of $450,000, naming the Company's landlord as beneficiary. Per the lease agreement, the letter of credit can be reduced by $225,000 after one year. As of December 31, 2006, the Company has classified the $450,000 letter of credit as restricted cash on the consolidated balance sheet. Additionally, in connection with the lease agreement, the Company received lease incentives from the landlord of certain leasehold improvements. The Company recorded the lease incentives of $419,000 in other long-term liabilities and is amortizing them over the lease term as a reduction in rent expense. For the year ended December 31, 2006, the Company recorded a $70,000 reduction in rent expense for this amortization.

Future minimum lease payments under operating leases as of December 31, 2006 is as follows (in thousands):

2007	$828
2008	919
2009	624
Thereafter	—

Total minimum lease payments	$2,371

In February 2007, the Company amended its existing operating lease for office and laboratory space to include additional office space in the same building, which will result in additional cash payments of approximately $200,000 per year for each of the years ending December 31, 2007, 2008 and 2009.

Total rent expense was $375,000, $232,000, $939,000, $159,000, $271,000 and $1.8 million for the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007, and the period from May 9, 2003 (date of inception) through March 31, 2007, respectively.

The Company records rent expense on a straight-line basis over the term. Accordingly, the Company has recorded a deferred liability at December 31, 2006 and March 31, 2007 of $495,000 and $523,000, respectively, of which $154,000 and $184,000 is recorded in accrued expenses and other current liabilities at December 31, 2006 and March 31, 2007, respectively, and $341,000 and

$339,000 is recorded in other long-term liabilities at December 31, 2006 and March 31, 2007, respectively, on the accompanying consolidated balance sheet.

9. Long-Term Debt

Line of credit facility and security agreement

In June 2006, the Company entered into a line of credit facility and security agreement (the "Credit Facility") with General Electric Capital Corporation ("GE Capital"). The Credit Facility provides that the Company may borrow up to $8.0 million at an interest rate based on the Federal Reserve's 3 year Treasury Constant Maturities Rate. The end of the advance period is December 31, 2007. The proceeds of the Credit Facility may be used for the purchase of equipment, and is collateralized by specific equipment assets. Payments are required to be made on a monthly basis, of which, the first 6 months will be interest-only payments and then 30 months of principal and interest for each advance. The outstanding balance is collateralized by the equipment purchased with the proceeds from each equipment advance. As of December 31, 2006, advances on the Credit Facility were $2.5 million at a weighted-average interest rate of 10.1%. There were no advances on the Credit Facility during the three months ended March 31, 2007.

As of December 31, 2006, loan payable payments are due as follows (in thousands):

2007	$838
2008	1,124
2009	929

Total future minimum payments	2,891
Less: amount representing interest	(418)
Less: debt discount	(25)
Add: amortization of debt discount	3

Carrying value of debt	2,451
Less: current portion	608

Long-term obligations	$1,843

Redeemable convertible preferred stock warrant

In connection with the execution of the Credit Facility, the Company issued a warrant to GE Capital to purchase 62,016 shares of Series B redeemable convertible preferred stock. The warrants have an exercise price of $1.29 per share and expire on the earlier of (i) June 2013; or (ii) two years from the effective date of a Qualified IPO, as defined. In the event of a liquidation event, including the completion of an initial public offering, the warrants, if not exercised, will be converted into warrants to purchase common stock. The fair value of the warrants was estimated at $70,000 using the Black-Scholes valuation model with the following assumptions: expected volatility of 74%, risk free interest rate of 5.1%, expected life of seven years and no dividends. Expected volatility of the Company's common stock based on the historical, seven-year volatility of select companies in the Company's industry that have been public for a period of time that approximates the expected life of the Company's stock options and are comparable in terms of market capitalization and financial position. The fair value of the warrants was recorded as a liability. Debt issuance costs of $70,000 are amortized to interest expense over the advance period of eighteen months. A total of $25,000 and

$12,000 was amortized to interest expense during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

In connection with the drawdowns under the Credit Facility in June and November 2006, the Company issued warrants to purchase 19,168 shares of Series B redeemable convertible preferred stock. The warrants have an exercise price of $1.29 per share and expire on the earlier of (i) dates ranging from June 2013 to November 2013; or (ii) two years from the effective date of a Qualified IPO, as defined. In the event of a liquidation event, including the completion of an initial public offering, the warrants, if not exercised, will be converted into warrants to purchase common stock. The fair value of the warrant was estimated at an aggregate of $25,000 using the Black-Scholes valuation model with the following assumptions: expected volatility ranging from 73-74%, risk free interest rate ranging from 4.6%-5.1%, expected life of seven years and no dividends. The fair value of the warrant was recorded as a liability and a debt discount and is being amortized to interest expense using the over the loan term. A total of $3,000 and $2,000 was amortized to interest expense during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively.

The warrants are classified as liabilities and are revalued each reporting period, with the resulting gains and losses recorded in interest expense. The change in carrying value of the warrants resulted in a charge of $109,000 for the year ended December 31, 2006 and a credit of $2,000 for the three months ended March 31, 2007.

10. Redeemable Convertible Preferred Stock

As of December 31, 2006 and March 31, 2007, the Company has 59,314,030 authorized shares of preferred stock, of which 28,182,246 are designated as Series A redeemable convertible preferred stock and 31,131,784 are designated as Series B redeemable convertible preferred stock.

As of December 31, 2005, redeemable convertible preferred stock consists of:

	Number of shares authorized	Number of shares issued and outstanding	Carrying value	Liquidation preference per share

			(in thousands)
Series A	28,182,246	28,182,246	$26,869	$0.9555

As of December 31, 2006, redeemable convertible preferred stock consists of:

	Number of shares authorized	Number of shares issued and outstanding	Carrying value	Liquidation preference per share

			(in thousands)
Series A	28,182,246	28,182,246	$26,869	$0.9555
Series B	31,131,784	15,503,876	19,892	$1.29

	59,314,030	43,686,122	$46,761

As of March 31, 2007, redeemable convertible preferred stock consists of:

	Number of shares authorized	Number of shares issued and outstanding	Carrying value	Liquidation preference per share

Series A	28,182,246	28,182,246	$26,869	$0.9555
Series B	31,131,784	31,007,752	39,886	$1.29

	59,314,030	59,189,998	$66,755

In October 2003, the Company entered into a $350,000, one-year promissory note with a co-founder of the Company ("Promissory Note"). Interest accrued on the Promissory Note at an annual rate of 3%, compounding monthly. In December 2003, the Company sold 27,815,946 shares of Series A redeemable convertible preferred stock, at a price of $0.9555 per share, resulting in net proceeds of approximately $26.5 million, net of $59,000 of issuance costs. As part of the sale of Series A redeemable convertible preferred stock, in accordance with the agreement, the Promissory Note was converted into an additional 366,300 shares of Series A redeemable convertible preferred stock.

In March 2006, the Company sold 15,503,876 shares of Series B redeemable convertible preferred stock, at a price of $1.29 per share, resulting in net proceeds of approximately $19.9 million, net of $108,000 of issuance costs.

In January 2007, the Company sold an additional 15,503,876 shares of Series B redeemable convertible preferred stock, at a price of $1.29 per share, resulting in proceeds of approximately $20.0 million. This issuance of Series B redeemable convertible preferred stock contained a beneficial conversion feature as the estimated fair value of the Company's common stock on the date of issuance was in excess of the $1.29 per share conversion price. As the shares of Series B redeemable convertible preferred stock can be immediately converted into shares of common stock at the option of the holder, the beneficial conversion feature of $18.1 million is recorded as a deemed dividend to additional paid in capital.

As of December 31, 2006, the rights, preferences and privileges of the Company's redeemable convertible preferred stock are listed below:

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into common stock of the Company based on a defined conversion rate, adjustable for certain standard antidilution adjustments. At December 31, 2006 and March 31, 2007, the conversion rate for the Series A and Series B redeemable convertible preferred stock would result in a 4.5 for 1 exchange. Each share of the redeemable convertible preferred stock will automatically convert into common stock at the then appropriate conversion rate upon the closing of an initial public offering of the Company's common stock from which aggregate net proceeds to the Company exceed $50.0 million and the per share offering price is at least $12.8993 for the Series A redeemable convertible preferred stock to automatically convert and at least $17.415 for the Series B redeemable convertible preferred stock to automatically convert. Additionally, at any time, the holders of at least two-thirds of the outstanding shares of redeemable convertible preferred stock may elect to convert all of the shares into common stock.

Dividends

The redeemable convertible preferred stockholders are entitled to receive 8% cumulative dividends. Dividends shall accrue and shall be cumulative, provided, however, that the Company shall be under no obligation to pay such dividends unless so declared by the Board of Directors or upon liquidation. As of March 31, 2007, the Board of Directors has not declared a payment of dividends.

Voting rights

The redeemable convertible preferred stockholders generally vote together with all other classes and series of stock as a single class on all matters and are entitled to a number of votes equal to the number of shares of common stock into which each share of such preferred stock is convertible. With respect to the number of directors, the holders of the Series A and Series B redeemable convertible preferred stock are entitled to elect five directors of the Company.

Liquidation preferences

In the event of liquidation, dissolution, merger, sale or winding-up of the Company, the holders of the Series A and Series B redeemable convertible preferred stock are entitled to receive, prior to and in preference of the holders of common stock, an amount equal to the greater of (i) $0.9555 and $1.29 per share (subject to certain standard antidilution adjustments), respectively, plus any accrued but unpaid dividends; or (ii) such amount per share that would have been payable had each such share been converted to common stock.

If upon any such liquidation, dissolution, merger, sale or winding-up of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of preferred stock the full amount to which they shall be entitled, the assets of the Company shall be distributed ratably amongst the holders of Series A and Series B redeemable convertible preferred stock.

After the payment of all preferential amounts required to be paid to the holders of Series A and Series B redeemable convertible preferred stock upon the liquidation, dissolution, merger, sale or winding-up of the Company, the holders of Series A and Series B redeemable convertible preferred stock shall have no further participation in the distribution of assets of the Company and shall have no further rights of conversion to common stock. All remaining net assets of the Company available for distribution shall be distributed ratably among the holders of common stock.

The Series A and Series B redeemable convertible preferred stock are not subject to mandatory redemption; however, there are circumstances outside the control of the Company that could result in the holders of the Series A or Series B redeemable convertible preferred stock being redeemed upon certain deemed liquidation events in limited circumstances. Accordingly, the Series A and Series B preferred stock has been classified as redeemable convertible preferred stock. The Series A and Series B redeemable convertible preferred stock are not being accreted and the dividends are not being accrued because the conditions to cause these deemed liquidation events are not considered to be probable.

11. Common Stock

As of December 31, 2006 and March 31, 2007, the Company had 100,000,000 shares of common stock authorized. As of December 31, 2006 and March 31, 2007, the Company had 2,051,269 and 1,966,682 shares issued and outstanding, respectively. As of December 31, 2006 and March 31, 2007, the Company has reserved 13,153,293 shares of common stock for issuance to redeemable convertible preferred stockholders upon the conversion of the redeemable convertible preferred stock, and 18,040 shares of common stock for future issuance upon exercise of redeemable convertible preferred stock warrants. As of December 31, 2006 and March 31, 2007, the Company has reserved 711,775 and 1,219,870 shares of common stock, respectively, for future issuance upon exercise of common stock options.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are not entitled to receive dividends unless declared by the Company's Board of Directors.

In November 2003, the company issued a warrant to an investor enabling the holder to purchase 120,123 shares of common stock for $0.0045 per share, upon the closing of an equity financing. The warrant was exercised in full during 2004. The value of the warrant was not deemed material at the date of issuance.

12. Stock-Based Compensation

In 2003, the Company's Board of Directors adopted the 2003 Stock Option and Incentive Plan (the "2003 Stock Plan"). The 2003 Stock Plan provides for the granting of incentive and non-qualified stock options, restricted stock and other equity awards to employees, officers, directors, consultants and advisors of the Company. Provisions such as vesting, repurchase and exercise conditions and limitations are determined by the Board of Directors on the grant date. The maximum number of shares of common stock that may be issued pursuant to the 2003 Stock Plan as of December 31, 2006 and March 31, 2007 is 3,128,084 and 4,572,528, respectively. As of December 31, 2006 and March 31, 2007, 665,008 and 1,685,934 shares of common stock, respectively, are available for issuance under the 2003 Stock Plan.

Prior to January 1, 2006, the Company accounted for employee stock-based compensation arrangements in accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation." Under the fair value recognition provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in the year ended December 31, 2006 included: (a) the pro rata compensation cost for all share-based compensation granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the pro rata compensation cost for all share-based payments granted on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The Company accounts for stock-based compensation issued to non-employees in accordance with SFAS No. 123(R) and EITF No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services." The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

Stock options

During the years ended December 31, 2004, 2005 and 2006, and the three months ended March 31, 2006 and 2007, the Company granted 106,666, 52,000, 581,755, 482,444 and 512,850 stock options, respectively to certain employees. The vesting of these awards is time-based and the restrictions typically lapse 25% after one year and monthly thereafter for the next 36 months.

During the years ended December 31, 2004, 2005 and 2006, the Company granted 64,088, 13,444 and 6,666 stock options, respectively to certain nonemployees in exchange for certain consulting services. No stock options were granted to nonemployees during the three months ended March 31, 2006 and 2007. Vesting on these awards is time-based and the vesting periods range from immediate vesting on grant date to a four-year period. The Company recorded a stock-based compensation charge on these awards following the guidance of Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services", and the accelerated vesting method as described in FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an Interpretation of APB Opinion No. 15 and 25."

The exercise price of each stock option shall be specified by the Board of Directors at the time of grant. The vesting period for each stock option is specified by the Board of Directors at the time of grant and is generally over a four-year period. The stock options expire ten years after the grant date.

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The expected life assumption is based on the expected life assumptions of similar entities. Expected volatility of the Company's common stock based on the historical, seven-year volatility of select companies in the Company's industry that have been public for a period of time that approximates the expected life of the Company's stock options and are comparable in terms of market capitalization and financial position. The risk-free interest rate is the yield currently available on U.S. Treasury zero-coupon issues with a remaining term approximating the expected term used as the input to the Black-Scholes model. The relevant data used to determine the value of the stock option grants is as follows:

	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

Weighted average risk-free interest rate	2.4%	4.0%	4.8%	4.8%	4.9%
Expected life in years	8.1	7.6	7.0	7.0	7.0
Expected volatility	80.0%	80.0%	75.7%	75.7%	80.0%
Expected dividends	0.0%	0.0%	0.0%	0.0%	0.0%

A summary of stock option activity for the year ended December 31, 2006 and the three months ended March 31, 2007 is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value as of December 31, 2006 (in thousands)

Outstanding:
Balance at December 31, 2005	178,167	$0.45
Granted	588,421	$0.59
Exercised	(52,590)	$0.45
Forfeited	(2,223)	$0.54

Balance at December 31, 2006	711,775	$0.54	9.1	$7,480

Granted	512,850	$11.07
Exercised	(4,311)	$0.59
Forfeited	(444)	$4.14

Balance at March 31, 2007	1,219,870	$6.03

Exercisable at December 31, 2006	45,144	$0.45	8.4	$479

In March 2007, the Company modified 578,554 unvested stock options granted during the year ended December 31, 2006, which had an exercise price of $0.59 per share, to an exercise price of $1.80 per share with respect to 493,888 stock options granted through October 31, 2006, and to an exercise price of $8.87 per share with respect to 84,666 stock options granted in November and December 2006. This transaction was accounted for as a modification in accordance with SFAS No. 123(R) and did not have a material impact on the Company's financial position, statement of operations or cash flows.

From May 9, 2003 (date of inception) through December 31, 2006, there were 824,622 stock options granted, of which 68,513 were exercised through December 31, 2006 and 44,333 were forfeited through December 31, 2006. The weighted average exercise prices of stock option grants, exercises and forfeitures from May 9, 2003 (date of inception) through December 31, 2006 was $0.54 per share, $0.45 per share and $0.45 per share, respectively.

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company's common stock on December 31, 2006 of $11.07 per share and the exercise price of the underlying options.

The weighted-average grant-date fair value of grants of stock options was $0.36 per share, $0.36 per share and $2.84 per share for the years ended December 31, 2004, 2005 and 2006, respectively.

The total intrinsic value of stock options exercised was $0, $0 and $285,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

The following table summarizes information about stock options outstanding at December 31, 2006:

Options outstanding			Options exercisable
Weighted average exercise price	Number of stock options	Weighted average remaining life (years)	Number of stock options	Weighted average exercise price	Weighted average remaining life (years)

$0.45	128,909	8.2	40,111	$0.45	8.3
$0.59	582,866	9.3	5,033	$0.59	9.7

$0.54	711,775	9.1	45,144	$0.45	8.4

Restricted stock

During the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007, and the period from May 9, 2003 (date of inception) to March 31, 2007, the Company granted 155,555, 55,555, 394,444, 88,889, 0 and 1,049,998 shares of restricted stock, respectively to certain employees. The vesting of these awards is time-based and the restrictions typically lapse 25% after one year and monthly thereafter for the next 36 months.

During the years ended December 31, 2004, 2005 and 2006, the three months ended March 31, 2006 and 2007, and the period from May 9, 2003 (date of inception) to March 31, 2007, the Company granted 11,888, 1,666, 1,111, 1,111, 0 and 632,791 shares of restricted stock, respectively to certain nonemployees in exchange for certain consulting services. Vesting on these awards is time-based and the vesting periods range from immediate vesting on grant date to a four-year period. The Company recorded a stock-based compensation charge on these awards following the guidance of Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services", and the accelerated vesting method as described in FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an Interpretation of APB Opinion No. 15 and 25."

For each of these employee and nonemployee restricted stock awards, the employee or nonemployee paid the Company cash in an amount up to the fair market value of the award. If the employee ceases employment with the Company, or if the nonemployee terminates the service arrangement, the employee or nonemployee is automatically entitled to be refunded the cash paid for any unvested awards. At the time the cash is received, the Company records the cash as subscription payable in the consolidated balance sheet, and the amount is reclassified to additional paid-in capital over the vesting period. At December 31, 2006 and March 31, 2007, the Company had $263,000 and $210,000, respectively, recorded as subscription payable, of which $149,000 and $96,000 was recorded to accrued expenses and other current liabilities at December 31, 2006 and March 31, 2007, respectively, and $114,000 and $114,000 was recorded to other long-term liabilities at December 31, 2006 and March 31, 2007, respectively.

A summary of restricted stock activity during the year ended December 31, 2006 and the three months ended March 31, 2007 is as follows:

	Number of shares	Weighted average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value as of December 31, 2006 (in thousands)

Balance of outstanding restricted stock at December 31, 2005	435,041	$0.15
Granted	395,555	$5.67
Vested	(283,560)	$0.12

Balance of outstanding restricted stock at December 31, 2006	547,036	$4.13	8.0	$5,789

Vested	(41,041)	$0.15
Cancelled	(88,888)	$1.80

Balance of outstanding restricted stock at March 31, 2007	417,107	$5.06

From May 9, 2003 (date of inception) through December 31, 2006, there were 1,682,789 shares of restricted stock granted, at a weighted average grant date fair value of $1.40, of which 1,135,753 were fully vested at December 31, 2006, with a weighted average grant date fair value of $0.05.

The aggregate intrinsic value was calculated based on the positive difference between the estimated fair value of the Company's common stock on December 31, 2006 of $11.07 per share and the estimated fair value of the Company's common stock at the date of grant.

The total intrinsic value of restricted stock vested was $145,000, $122,000 and $1.4 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In July 2006, the Company sold 44,444 shares of fully vested common stock to an executive for cash at a price of $0.59 per share. The fair value of the Company's common stock at the time of grant was $5.58 per share, resulting in an intrinsic value of $4.99 per share. During the year ended December 31, 2006, the Company recorded a charge to general and administrative expenses of $221,000 relating to the grant of these shares of common stock.

The Company recorded stock-based compensation expense to the extent that the fair value of the Company's common stock at the date of the grant exceeded the exercise price of the equity awards.

The Company recognized stock-based compensation expense on all employee and nonemployee awards as follows (in thousands):

						Period from May 9, 2003 (date of inception) to March 31, 2007
	Year ended December 31,			Three months ended March 31,
	2004	2005	2006	2006	2007

General and administrative expense	$136	$43	$1,180	$229	$431	$1,813
Research and development expense	2	12	99	9	284	397

	$138	$55	$1,279	$238	$715	$2,210

Total unrecognized stock-based compensation expense for all stock-based awards was approximately $2.9 million at December 31, 2006, of which $905,000 will be recognized in 2007, $844,000 in 2008, $785,000 in 2009 and $405,000 thereafter. This results in these amounts being recognized over a weighted-average period of 3.5 years.

13. Related Party Transactions

In June 2003, the Company entered into two agreements with a founder of the Company: 1) a services agreement providing for the rendering of certain administrative, management and development services and 2) a license agreement allowing for the use of a portion of leased premises. Under these agreements, the Company paid this founder $30,000 during the year ended December 31, 2004. The license agreement was terminated in February 2004.

In September 2003, the Company entered into a consulting arrangement with a board member and scientific founder of the Company. Under this agreement, the Company paid this board member and scientific founder $120,000 and $120,000 for the years ended December 31, 2004 and 2005, respectively. At December 31, 2005, this arrangement was discontinued and the board member and scientific founder resigned from the Board of Directors.

In September 2006, the Company loaned $28,000 to an officer, of which $4,000 remains outstanding at December 31, 2006 and is recorded as subscription receivable in the stockholders' equity (deficit) section of the consolidated balance sheet. The $4,000 was repaid to the Company in January 2007.

14. 401(k) Plan

The Company has a 401(k) income deferral plan (the "Plan") for employees. According to the terms of the Plan, the Company may make discretionary matching contributions to the Plan. The Company made no discretionary contributions during the years ended December 31, 2004, 2005 and 2006 and during the three months ended March 31, 2006 and 2007.

15. Subsequent Events

On May 22, 2007, the Company filed its Certificate of Amendment of the Company's Third Amended and Restated Certificate of Incorporation which amended the mandatory conversion feature of the Company's redeemable convertible preferred stock. Each share of the redeemable convertible preferred stock will automatically convert into common stock from which aggregate net proceeds to the Company exceed $40 million and the per share offering price (A) with respect to the Series A redeemable convertible preferred stock is at least $12.00 or such lower amount as may be determined by the vote or written consent of at least a two-thirds majority of the members of the Company's Board of Directors on or prior to August 31, 2007 (and, after August 31, 2007, $12.89925) (subject to appropriate adjustment by the Company's Board of Directors in the event of any stock split or similar event) and (B) with respect to the Series B redeemable convertible preferred stock is at least $12.00 or such lower amount as may be determined by the vote or written consent of at least two-thirds majority of the members of the Company's Board of Directors on or prior to August 31, 2007 (and, after August 31, 2007, $17.415) (subject to appropriate adjustment by the Company's Board of Directors in the event of any stock split or similar event), or upon the written consent of the holders of at least two-thirds in interest of the then outstanding shares of redeemable convertible preferred stock.

On May 7, 2007, a 1 for 4.5 reverse split of the Company's common stock was made effective by the filing of a Certificate of Amendment of the Company's Second Amended and Restated Certificate of Incorporation. The split had been approved by the Company's Board of Directors and shareholders. All share and per share amounts have been retroactively adjusted to reflect the reverse stock split for all periods presented.

The Company's 2007 Stock Option and Incentive Plan, or 2007 Option Plan, was adopted by the Company's Board of Directors in April 2007 and approved by the Company's stockholders in May 2007. The 2007 Option Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. The Company has reserved 1,440,266 shares of the Company's common stock for the issuance of awards under the 2007 Option Plan. The 2007 Option Plan provides that the number of shares reserved and available for issuance under the plan will be automatically increased each January 1, beginning in 2008, by 4.5% of the outstanding number of shares of common stock on the immediately preceding December 31 or such lower number of shares of common stock as determined by the Board of Directors. This number is subject to adjustment in the event of a stock split, stock dividend or other change in the Company's capitalization. Generally, shares that are forfeited or canceled from awards under the 2007 Option Plan also will be available for future awards. In addition, available shares under the Company's 2003 Stock Option and Incentive Plan, including as a result of the forfeiture, expiration, cancellation, termination or net issuances of awards, are automatically made available for issuance under the 2007 Option Plan. As of May 7, 2007, no awards had been granted under the 2007 Option Plan.

In April 2007, the Company entered into an agreement with PerkinElmer LAS, Inc., ("PerkinElmer"), in which PerkinElmer granted the Company a worldwide, non-exclusive, non-transferable, non- sublicensable, royalty bearing license under specified patents. The license from PerkinElmer grants the Company rights under certain patents to produce and commercialize certain of the reagents used in some applications on the HeliScope system, which contain chemicals purchased by PerkinElmer. In exchange for the rights licensed from PerkinElmer, the Company is obligated to pay PerkinElmer a portion of the Company's net revenue from the sale of reagents that contain chemicals covered by the patents licensed under the PerkinElmer agreement. The Company has the right to terminate the agreement at any time upon 90 days prior written notice to PerkinElmer. Each party has the right to terminate the agreement upon breach by the other party subject to notice and an opportunity to cure. The agreement also terminates upon the occurrence of specified bankruptcy events. PerkinElmer has the sole right under the agreement to enforce the licensed patents.

Part II
Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the NASD filing fee.

Amount to be paid
SEC registration fee	$3,070
National Association of Securities Dealers Inc. fee	$10,500
NASDAQ Global Market listing fee	$100,000
Printing and mailing	$300,000
Legal fees and expenses	$1,000,000
Accounting fees and expenses	$500,000
Directors and officers insurance	$425,000
Transfer agent and registrar	$12,000
Miscellaneous	$149,430

Total	$2,500,000

Item 14. Indemnification of directors and officers.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our Amended and Restated Certificate of Incorporation, as amended to date (the "Charter"), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our Amended and Restated By-Laws, as amended to date (the "By-Laws"), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

In connection with this offering, we are entering into indemnification agreements with each of our directors. These agreements provide that we will indemnify each of our directors and such entities to the fullest extent permitted by law.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

(a)    Issuances of capital stock.

In March 2006 and January 2007, we issued and sold an aggregate of 31,007,752 shares of our Series B redeemable convertible preferred stock to 30 investors for an aggregate purchase price of $40.0 million.

No underwriters were used in the foregoing transactions. All sales of securities described above were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

(b)    Grants and exercises of stock options; awards of restricted stock.

Since inception through May 7, 2007, we granted stock options to purchase an aggregate of 1,592,638 shares of our common stock, with exercise prices ranging from $0.45 to $11.79 per share, to employees, directors and consultants pursuant to our stock option plans. Since inception, we issued and sold an aggregate of 72,820 shares of our common stock upon exercise of stock options granted pursuant to our stock plans for an aggregate consideration of $33,953. In addition, since inception, we issued and sold an aggregate of 1,596,115 shares of our common stock, with purchase prices ranging from $0.0045 to $0.585 per share, to employees in connection with awards of restricted stock pursuant to our option plans for an aggregate consideration of $284,882. The issuance of common stock upon exercise of the options and the issuance of common stock in connection with awards of restricted stock were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The common stock issued upon exercise of options and in connection with awards of restricted stock are deemed restricted securities for the purposes of the Securities Act.

(c)    Issuance of Warrants.

In June and November 2006, we issued redeemable convertible preferred warrants to General Electric Capital Corporation to purchase up to an aggregate of 81,184 shares of Series B redeemable convertible preferred stock at an exercise price of $1.29 per share, which are convertible into 18,040 shares of our common stock, in connection with a equipment loan agreement entered into with General Electric Capital Corporation. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. The common stock issued upon exercise of the warrant are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits.

  (a)
  See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

  (b)
  Financial Statement Schedules

All other schedules have been omitted because they are not applicable.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on May 23, 2007.

HELICOS BIOSCIENCES CORPORATION
By:	/s/ STANLEY N. LAPIDUS Stanley N. Lapidus President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 23, 2007:

Signature	Title

/s/ STANLEY N. LAPIDUS Stanley N. Lapidus	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ LOUISE A. MAWHINNEY Louise A. Mawhinney	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Noubar B. Afeyan, PhD	Chairman of Board of Directors
* Brian G. Atwood	Director
* Peter Barrett, PhD	Director
* Claire Fraser-Liggett, PhD	Director
* Theo Melas-Kyriazi	Director

* Robert F. Higgins	Director
* Steven St. Peter, MD	Director
*By:	/s/ LOUISE A. MAWHINNEY Louise A. Mawhinney Attorney-in-fact

Exhibit index

Number		Description
1.1**		Form of Underwriting Agreement
3.1**		Form of Third Amended and Restated Certificate of Incorporation of the Registrant
3.2**		Amended and Restated By-laws of the Registrant
3.3**		Form of Fourth Amended and Restated Certificate of Incorporation of the Registrant
4.1**		Specimen Stock Certificate
5.1**		Opinion of Goodwin Procter LLP
10.1	**	Warrant by and between the Registrant and General Electric Capital Corporation, dated June 9, 2006
10.2	**	Warrant by and between the Registrant and General Electric Capital Corporation, dated November 30, 2006
10.3	**	Master Loan Agreement by and between the Registrant and General Electric Capital Corporation, dated June 9, 2006
10.4	**	Lease Agreement by and between the Registrant and Lincoln Property Company, dated December 30, 2005.
10.5	**	Lease Agreement by and between the Registrant and Cummings Properties, LLC, dated February 1, 2006.
10.6	**	2003 Stock Option and Incentive Plan and forms of agreements thereunder
10.7	†**	License Agreement between the Registrant and California Institute of Technology, dated November 30, 2003
10.8	**	License Agreement between the Registrant, Roche Diagnostics GMBH and Roche Diagnostics Corporation, dated April 29, 2005
10.9	†**	License Agreement between the Registrant and Arizona Technology Enterprises, dated March 15, 2005
10.10	**	Form of Indemnification Agreement
10.11	**	Amended and Restated Investor Rights Agreement by and among the Registrant and the Investors named therein, dated as of March 1, 2006
10.12	†**	Amendment to License Agreement Having an Effective Date of March 7, 2007 between California Institute of Technology and the Registrant
10.13	+**	Employee Offer Letter, dated as of October 15, 2003, by and between Stanley N. Lapidus and the Registrant
10.14	+**	Management Incentive Bonus Plan of the Registrant
10.15	†**	License and Supply Agreement, having an effective date of April 23, 2007 between PerkinElmer LAS, Inc. and the Registrant
10.16	**	Amendment to the Amended and Restated Investor Rights Agreement dated as of May 7, 2007

10.17	+**	Change in Control Agreement, dated as of May 2, 2007, by and between Stanley N. Lapidus and the Registrant
10.18	+**	Change in Control Agreement, dated as of May 7, 2007, by and between Stephen F. Lombardi and the Registrant
10.19	+**	Change in Control Agreement, dated as of May 2, 2007, by and between Louise A. Mawhinney and the Registrant
10.20	+**	Non-Employee Director Compensation Policy
10.21	+**	2007 Stock Option and Incentive Plan and forms of agreement thereunder
16.1	**	Letter from BDO Seidman, LLP regarding change in certifying accountant
21.1	**	Subsidiary of the Registrant
23.1		Consent of PricewaterhouseCoopers LLP
23.2	**	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	**	Power of Attorney (included in page II-5)

**
Previously filed.

†
Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act.

+
Indicates a management contract or any compensatory plan, contract or arrangement.